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TALISMAN
ENERGY

2008 ANNUAL FINANCIAL REPORT

Talisman Energy Inc. is a diversified, global, upstream oil and gas company.

Talisman was established in 1992. The Company produced over 430,000 boe/d in 2008, approximately 50% oil and liquids and 50% natural gas. Talisman has a diversified, global portfolio. Its main operating areas are North America (production greater than 1 bcfe/d, midstream operations), the North Sea (operates 39 oilfields) and Southeast Asia (long-life assets, low costs).

As part of its strategy for profitable long-term growth, Talisman has developed a three-part action plan. The Company is pursuing sizeable opportunities in the North American unconventional natural gas business, as well as development opportunities in Southeast Asia and Norway. Talisman is shifting its international exploration portfolio toward high-impact prospects, which will support the ongoing renewal of the Company. In addition, the Company continues to focus its portfolio.

Talisman is committed to conducting its business safely, in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and is also included in the Dow Jones Sustainability (North America) Index. Talisman is the first Canadian company to join the Voluntary Principles on Security and Human Rights Plenary Group.

The Company is headquartered in Calgary, Alberta, Canada. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Talisman is also part of the S&P/TSX 60 Index. At year-end, the Company's enterprise value was over $16 billion, with 1,019 million shares outstanding.

Talisman encourages its stakeholders to read the Company's 2008 Annual Report Summary, as well as its 2008 Corporate Responsibility Report. These documents can be obtained from the Company or viewed online at **www.talisman-energy.com**.

Readers are referred to the advisories, definitions and abbreviations at the back of this Annual Financial Report.

management's discussion and analysis

For the year ended December 31, 2008

March 4, 2009

This Management's Discussion and Analysis (MD&A) should be read in conjunction with the Consolidated Financial Statements of the Company. The Company's Consolidated Financial Statements and the financial data included in the MD&A have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). A summary of the differences between Canadian GAAP and those generally accepted in the United States (US GAAP) is contained in note 24 to the Consolidated Financial Statements.

Unless otherwise stated, references to production and reserves represent Talisman's working interest share (including Talisman's share of volumes of royalty interests) before deduction of royalties. Throughout this MD&A, the calculation of barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas to one barrel (bbl) of oil. The boe measure may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalence at the wellhead.

Dollar amounts included in the MD&A are expressed in Canadian dollars (C$), unless otherwise indicated. All comparative percentages are between the years ended December 31, 2008 and December 31, 2007, unless stated otherwise. Abbreviations used in this MD&A are listed on the page headed 'Abbreviations'.

Additional information relating to the Company, including the Company's Annual Information Form (AIF), can be found on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. The Company's annual report on Form 40-F may be found in the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) database at www.sec.gov.

company overview

Talisman Energy Inc. is an independent international upstream oil and gas company whose main business activities include exploration, development, production, transportation and marketing of crude oil, natural gas and natural gas liquids. Unless the context indicates otherwise, reference in this MD&A to "Talisman" or the "Company" is intended to include, for reporting purposes only, the direct or indirect subsidiaries of Talisman Energy Inc. and partnership interests held by Talisman Energy Inc. and its subsidiaries. Such use of "Talisman" or the "Company" to refer to these other legal entities and partnership interests does not constitute a waiver by Talisman Energy Inc., such entity or partner of their separate legal status, for any purpose. Talisman's financial statements are prepared on a consolidated basis and include the accounts of Talisman and its subsidiaries. Substantially all of Talisman's activities are conducted jointly with others and the Consolidated Financial Statements reflect only the Company's proportionate interest in such activities.

Note 23 to the Consolidated Financial Statements provides segmented financial information that forms the basis for much of the following discussion and analysis. The Company's operations in 2008 were conducted in five geographic segments: North America, UK, Scandinavia, Southeast Asia, and Other. The North America segment includes operations in Canada and the US. The UK segment includes continuing operations in the UK sector of the North Sea. The Scandinavia segment includes continuing operations in the Norway sector of the North Sea. The Southeast Asia segment includes operations in Indonesia, Malaysia, Vietnam and Australia. The Other segment includes continuing operations in Algeria and Tunisia as well as other international exploration areas.

In 2008, Talisman developed and began implementation of a new corporate strategy, the main elements of which are profitable long-term growth, high impact exploration and focusing the portfolio. The results to date from implementation of the new strategy are described throughout this MD&A, the principal achievements being:

*   the progression of the unconventional gas strategy in North America, including drilling and acreage acquisition;

*   the acquisition of exploration acreage in areas with significant hydrocarbon potential; and

*   the sale of 12,000 boe/d of non-core assets during or subsequent to 2008.

highlights

(millions of C$, unless otherwise stated)	**2008**	2007[1]	2006[1]
Net income	**3,519**	2,078	2,005
Net income from continuing operations	**3,336**	1,020	1,296
Net income from discontinued operations	**183**	1,058	709
Dividends	**204**	180	163
Per share ($)			
Net income	**3.46**	2.01	1.84
Diluted net income	**3.40**	1.97	1.79
Net income from continuing operations	**3.28**	0.99	1.19
Net income from discontinued operations	**0.18**	1.02	0.65
Dividends	**0.20**	0.18	0.15
Production (mboe/d)	**432**	452	485
Production from continuing operations (mboe/d)	**419**	405	409
Average sales price ($/boe)	**76.03**	59.57	57.45
Gross sales[2]	**11,779**	8,861	8,524
Operating costs ($/boe)	**13.57**	12.14	9.98
DD&A, exploration and dry hole expense[2]	**3,902**	3,099	2,339
Cash provided by operating activities	**6,154**	4,070	4,374
Cash provided by continuing operating activities	**5,949**	3,727	3,602
Total exploration and development spending	**5,106**	4,449	4,578
Total assets	**24,275**	21,420	21,481
Total long-term debt	**3,961**	4,862	4,560
Cash and cash equivalents, net of bank indebtedness	**12**	521	64
Total long-term liabilities	**10,307**	11,095	10,992
Proved reserves additions, net of revisions (before acquisitions and divestitures) (mmboe)	**(41)**	167	202
Reserves replacement ratio (before acquisitions and dispositions) – including price revisions[3]	**(26%)**	102%	116%
Proved reserves (mmboe)	**1,434**	1,660	1,667
Proved reserves replacement ratio – including price revisions[3]	**(43%)**	96%	116%

1. Prior years have been restated to present the effect of discontinued operations. See note 3 to the Consolidated Financial Statements.

2. From continuing operations.

3. See the MD&A section entitled 'Reserves Replacement' for method of calculation.

2008 performance highlights

• Cash provided by operating activities was $6.2 billion, up 51% from a year ago due to higher commodity prices and gains on derivative contracts;

• Net income was $3.5 billion, an increase of 69% from a year earlier, and net income from continuing operations was $3.3 billion, up 227% compared to 2007, driven by higher netbacks and mark-to-market gains on derivative contracts;

• Production averaged 432,000 boe/d, a decrease of 4% relative to 2007 due to dispositions, however, production from continuing operations averaged 419,000 boe/d, which was 3% above 2007;

• Long-term debt, net of cash was $3.9 billion at year-end, down from $4.3 billion a year earlier, despite the translation effect of the weakening of the C$ relative to the US$, which increased debt by approximately $600 million, since the majority of the Company's debt is denominated in US$;

• Talisman continues to maintain financial flexibility. At December 31, 2008, the Company had over $2 billion of undrawn capacity under committed bank facilities that mature in 2012, and the majority of term debt matures beyond 2010;

• Total exploration and development spending was $5.1 billion;

• The Company spent $1.8 billion on unconventional programs in North America, adding substantial amounts of acreage and progressing development of the Montney and Marcellus plays;

- Development projects were brought onstream in Southeast Asia (Song Doc and Northern Fields gas) and the Rev field in Norway started production in January 2009;

- The Company acquired exploration acreage in the Kurdistan region of northern Iraq, expanded its exploration holdings in Colombia and entered into two Joint Study Agreements offshore Indonesia;

- Talisman continued to focus operations, completing sales of 12,000 boe/d of non-core assets in 2008 and early 2009 for total proceeds of approximately $1 billion, including properties in Denmark and the Netherlands;

- The Company announced it has entered into an agreement to sell non-core assets in southeast Saskatchewan for proceeds of approximately $720 million; and

- The Company replaced 75% of 2008 production with proved reserves, excluding price-related revisions described in the 'Reserves Replacement' section of this MD&A.

2008 net income variances

(millions C$)	
2007 net income	2,078
Favourable (unfavourable)	
Commodity prices	2,634
Production volumes	250
Hedging losses	(132)
Royalties	(533)
Operating expenses	(171)
Interest on long-term debt	39
Depreciation, depletion and amortization (DD&A) expense	(802)
Dry hole expense	115
Gains on held for trading financial instruments	1,689
Current taxes (including petroleum revenue tax (PRT))	(618)
Future taxes (including PRT)	(274)
Discontinued operations	(875)
Other	119
Total variances	1,441
2008 Net income	3,519

The significant variances from 2007 as summarized in the net income variance table are:

- higher oil and gas revenue reflecting increased average international commodity prices;

- higher gas volumes principally related to increased activity from continuing operations in North America and Southeast Asia;

- a decrease in hedging gain/loss principally related to gains in 2007. Since the Company has not designated any new derivative financial instruments as hedges, hedging gains and losses are anticipated to be insignificant in 2009;

- increased operating expenses as a result of increased industry cost pressures, processing and maintenance in North America, maintenance and well operations in the UK, shut downs and higher fuel costs in Malaysia and riser repairs in Australia;

- increased gains on held-for-trading financial instruments arising principally from the effect of the fourth quarter decline in commodity prices on the Company's commodity price derivative contracts described in the 'Risk Management' section of this MD&A;

- higher DD&A expense largely due to additional DD&A expense recorded in the fourth quarter arising from the reduction in proved reserves at year-end prices, and an increase in the depletable cost base;

- increased royalties and taxes as a result of higher revenue and pre-tax income, respectively; and

- a reduction in income from discontinued operations principally as a result of after tax gains of $884 million arising on the sale of assets in 2007.

continuing operations review

Results Summary

Gross sales from oil, liquids and natural gas in 2008 were $11.8 billion, an increase of 33% from 2007. Oil and liquids revenue increased $1.6 billion due to increased average prices, while natural gas revenue increased $1.1 billion mainly due to higher prices and volumes. The fall in commodity prices in the second half of 2008 resulted in a pre-tax gain on held-for-trading commodity derivatives of approximately $1.7 billion.

During 2008, the North America operations contributed $1.3 billion, or 37%, of the Company's pre-tax segmented income from continuing operations of $3.7 billion, up 167% from $505 million (21% of $2.4 billion) in 2007. Gross sales in North America increased 41% to $4.1 billion due to increased oil and natural gas prices and increased natural gas production.

In the UK, pre-tax segmented income was $1.1 billion, up 24% from $917 million in 2007, and accounted for 31% of the Company's pre-tax segmented income from continuing operations during 2008. UK gross sales increased 33% to $3.5 billion due primarily to higher oil prices. In addition, cash provided by operating activities exceeded capital expenditures by approximately $1 billion.

In Scandinavia, pre-tax segmented income increased 91% to $314 million (up from $164 million in 2007) and accounted for 8% of the Company's pre-tax segmented income from continuing operations during 2008. Scandinavia gross sales increased 44% to $1.2 billion, largely the result of increased production and higher oil prices.

Southeast Asia pre-tax segmented income increased 12% to $801 million (up from $715 million in 2007) and contributed 22% to the Company's pre-tax segmented income from continuing operations in 2008. Gross sales of $2.5 billion were 18% higher than 2007 due to the impact of higher commodity prices.

The Other reporting segment contributed 2% ($91 million, down 19% from 2007) to the Company's pre-tax segmented income from continuing operations in 2008. Gross sales increased 28% over 2007 to $560 million principally due to higher oil prices.

Daily Average Production, Before Royalties

		2008 vs 2007		2007 vs 2006	
Continuing operations	**2008**	**(%)**	2007	(%)	2006
Oil and liquids (mbbls/d)					
North America	**40**	**–**	40	(5)	42
UK	**93**	**–**	93	3	90
Scandinavia	**32**	**14**	28	–	28
Southeast Asia	**36**	**(18)**	44	(15)	52
Other	**16**	**14**	14	8	13
	217	**(1)**	219	(3)	225
Natural gas (mmcf/d)					
North America	**838**	**5**	797	2	784
UK	**18**	**20**	15	7	14
Scandinavia	**19**	**36**	14	–	14
Southeast Asia	**334**	**16**	287	(2)	292
	1,209	**9**	1,113	1	1,104
Continuing operations (mboe/d)	**419**	**3**	405	(1)	409
Discontinued operations					
North America	**3**	**(82)**	17	(48)	33
UK	**4**	**(81)**	21	(34)	32
Scandinavia	**1**	**(67)**	3	–	3
Other	**5**	**(17)**	6	(25)	8
Discontinued operations (mboe/d)	**13**	**(72)**	47	(38)	76
Total mboe/d (6 mcf = 1 boe)	**432**	**(4)**	452	(7)	485

Natural gas production from continuing operations in North America averaged 838 mmcf/d, with increases in several core areas, reflecting Talisman's successful 2008 drilling program. New wells on production and reduced downtime contributed to increases in Northern Foothills, Monkman and Bigstone. Partially offsetting these increases were natural declines. North America oil and liquids average production from continuing operations was relatively unchanged, with increased Bakken activity offset by reduced NGL recoveries at the Edson gas plant and natural decline rates.

Oil and liquids production from continuing operations in the UK was unchanged from 2007 as production increases from development drilling and new projects, including Tweedsmuir and Blane, both brought on-stream in 2007, were offset by unexpected shutdowns, natural declines and reduced compressor capacity at Claymore for most of the year.

Oil and liquids production from continuing operations in Scandinavia averaged 31,700 bbls/d, a 14% increase from 2007, mainly due to increased production from new wells at Varg, Brage and Gyda, as well as a full year of production from Blane, which was commissioned in September 2007. The increased production was partially offset by natural declines.

Southeast Asia produced 35,800 bbls/d of oil and liquids, a 18% decrease from 2007. Oil and liquids production in Malaysia decreased by 25% to 20,900 bbls/d, mainly due to natural declines and increased water cut. Production in Indonesia increased by 5% to 11,800 bbls/d, as a result of increased NGL production principally associated with a full year of gas sales to West Java and an optimization program at Corridor TAC. Production commenced late November at the Song Doc field in Vietnam.

Natural gas production in Southeast Asia averaged 334 mmcf/d, an increase of 47 mmcf/d from 2007. In Malaysia/Vietnam, natural gas production from PM-3 Commercial Arrangement Area (CAA) was 68 mmcf/d in 2008, up 15% from the previous year due to higher gas nominations and additional Northern Fields gas production, which commenced in mid 2008. During this early production phase several zones produced elevated levels of mercury, which occurs naturally in some of the gas and oil produced from the Malay basin. Mitigation measures are being developed. Natural gas sales in Indonesia increased by 16% to 266 mmcf/d, mainly due to the West Java pipeline being onstream for the entire year.

Oil and liquids production from Other areas averaged 16,000 bbls/d, up 14% from last year. In Algeria, production averaged 15,100 bbls/d, up from 13,200 bbls/d. This was the result of the commissioning of the MLN expansion gas compressor in August 2008. Production from Tunisia averaged 900 bbls/d during the year.

Volumes Produced Into (Sold Out of) Inventory[1]

(bbls/d)	**2008**	2007	2006
UK	**(2,001)**	330	1,896
Scandinavia	**674**	(684)	500
Southeast Asia	**2,851**	(721)	825
Other	**3,955**	(651)	936
Total – bbls/d	**5,479**	(1,726)	4,157
Total – mbbls	**2,005**	(630)	1,517

1. Includes impact of discontinued operations.

In the Company's international operations, produced oil is frequently stored in tanks until there is sufficient volume to be lifted. The Company recognizes revenue and the related expenses on crude oil production when liftings have occurred. Volumes presented in the Daily Average Production, Before Royalties table represent production volumes in the year, which include oil volumes produced into inventory and exclude volumes sold out of inventory. At December 31, 2008, there were 5.1 mmbbls (2007 – 3.1 mmbbls) of inventory, before deduction of royalties.

Company Netbacks[1,2]

December 31	**2008**	2007	2006
Oil and liquids ($/bbl)			
Sales price	**96.43**	75.00	69.82
Hedging gain (loss)	**(0.34)**	0.24	(0.21)
Royalties	**15.78**	11.82	10.97
Transportation	**1.09**	1.22	1.07
Operating costs	**20.21**	17.52	14.11
	59.01	44.68	43.46
Natural gas ($/mcf)			
Sales price	**9.01**	6.99	7.20
Hedging gain	**–**	0.18	0.17
Royalties	**1.89**	1.39	1.33
Transportation	**0.27**	0.26	0.25
Operating costs	**1.07**	1.00	0.87
	5.78	4.52	4.92
Total ($/boe) (6 mcf = 1 boe)			
Sales price	**76.03**	59.57	57.45
Hedging gain (loss)	**(0.17)**	0.63	0.37
Royalties	**13.62**	10.19	9.58
Transportation	**1.34**	1.37	1.28
Operating costs	**13.57**	12.14	9.98
	47.33	36.50	36.98

1. Netbacks do not include pipeline operations. Additional netback information by major product type and region is included elsewhere in this MD&A.

2. Includes impact of discontinued operations.

During 2008, the Company's average netback was $47.33/boe, 30% higher than in 2007 due to higher commodity prices in 2008, offset by increases in royalties and operating costs.

Commodity Prices and Exchange Rates[1]

	2008	2008 vs 2007 (%)	2007	2007 vs 2006 (%)	2006
Oil and liquids ($/bbl)					
North America	85.52	44	59.53	5	56.73
UK	98.35	29	76.47	6	72.11
Scandinavia	99.23	27	78.16	6	73.79
Southeast Asia	97.63	19	82.03	10	74.62
Other	102.51	28	80.37	12	71.65
	96.43	29	75.00	7	69.82
Natural gas ($/mcf)					
North America	8.66	26	6.90	(3)	7.12
UK	9.78	36	7.19	(15)	8.50
Scandinavia	7.16	50	4.78	(3)	4.92
Southeast Asia	9.94	36	7.33	5	6.95
	9.01	29	6.99	(3)	7.20
Company $/boe	76.03	28	59.57	4	57.45
Hedging gain (loss) excluded from the above prices					
Oil and liquids ($/bbl)	(0.34)		0.24		(0.21)
Natural gas ($/mcf)	–		0.18		0.17
Total $/boe	(0.17)		0.63		0.37
Benchmark prices					
WTI (US$/bbl)	99.65	38	72.31	9	66.25
Dated Brent (US$/bbl)	96.99	44	67.13	3	65.15
Tapis (US$/bbl)	98.95	35	73.04	4	69.97
NYMEX (US$/mmbtu)	8.95	29	6.92	(5)	7.26
AECO ($/GJ)	7.71	24	6.20	(6)	6.62
US$/C$ exchange rate	0.94	1	0.93	6	0.88
C$/UK£ exchange rate	1.96	(9)	2.15	3	2.09

1.   Prices exclude gains or losses related to hedging activities and includes the impact of discontinued operations.

Talisman's realized price of $76.03/boe was 28% higher than 2007, principally due to higher commodity prices. World oil prices were volatile during 2008, reaching record highs in the middle part of the year and falling dramatically in the second half of the year. WTI averaged US$99.65/bbl in 2008, up 38% over the 2007 average of US$72.31/bbl. North American natural gas prices increased from 2007 with the NYMEX and AECO benchmark prices up 29% and 24%, respectively. In 2009, management established its 2009 plan assuming a WTI average of US$40/bbl and a NYMEX natural gas average of US$5/mmbtu.

The year over year oil and liquids price increase for the UK, Scandinavia, Southeast Asia and Other is less than the increase in benchmark prices, principally due to the timing of liftings and the timing of shutdowns.

Talisman's average natural gas price in North America increased 26% to $8.66/mcf. Sales from Malaysia/Vietnam, where prices are referenced to the Singapore fuel oil spot market, averaged $6.53/mcf in 2008. Corridor gas production averaged $11.34/mcf, benefiting from 60% of its sales being exchanged for Duri crude oil on an energy equivalence basis with payment in US$.

The Company's average sales prices are before a net hedging loss of $28 million, or $0.17/bbl. The physical and financial commodity price contracts outstanding at the balance sheet date are disclosed in notes 15 and 16 to the Consolidated Financial Statements with additional discussion in the MD&A section entitled 'Derivative Financial Instruments' and 'Commodity Sales Contracts'. The Company's accounting policy with respect to derivative financial instruments and commodity contracts is disclosed in note 1l) to the Consolidated Financial Statements.

More than 97% of the Company's revenues are either received in US$ or are closely referenced to US$. The Company converts these revenues to C$ for reporting purposes.

Royalties [1]

	2008		2007		2006	
	Rates (%)	$ millions	Rates (%)	$ millions	Rates (%)	$ millions
North America	18	717	18	528	18	533
UK	–	13	–	4	–	6
Scandinavia	–	–	–	–	–	–
Southeast Asia	43	1,066	40	843	38	797
Other	53	295	42	183	41	133
Corporate average	18	2,091	18	1,558	17	1,469

1.   Includes impact of royalties related to sales volumes.

The corporate royalty expense in 2008 was $2,091 million, an increase of $533 million (34%) from 2007, reflecting increased commodity prices. The Company's royalty rate was unchanged from 2007 at 18%. The increases in Southeast Asia and Other royalty rates were driven principally by increasing commodity prices.

North American royalties presented above are based on the royalty regime in place for the respective years. Pursuant to the new royalty framework in Alberta, royalties paid to the Alberta government in 2009 will be impacted by the cessation of the current Deep Gas Royalty program and the revised royalty calculations, the exact amount of which is dependent on well depth, production rates and commodity prices.

Unit Operating Expenses [1]

($/boe)	2008 vs 2007		2007 vs 2006		
	2008	(%)	2007	(%)	2006
North America	8.86	14	7.79	12	6.95
UK	27.66	21	22.87	33	17.19
Scandinavia	21.48	(9)	23.64	13	20.89
Southeast Asia	6.24	26	4.96	11	4.47
Other	5.84	16	5.02	1	4.98
	13.57	12	12.14	22	9.98

1.   Includes impact of production volumes and expenses from discontinued operations.

Total Operating Expenses [1]

(millions of C$)	2008	2007	2006
North America	586	497	440
UK	862	796	559
Scandinavia	272	279	252
Southeast Asia	195	169	161
Other	21	28	21
	1,936	1,769	1,433
Pipeline	89	85	75
Total	2,025	1,854	1,508

1.   Includes operating expenses related to sales volumes.

Total operating expenses for the Company during 2008 were $2 billion, an increase of 9% from 2007. On a per unit basis, operating costs increased by 12% to $13.57/boe.

North America operating expenses were 18% higher in 2008 due principally to maintenance costs and increases in processing fees due to increased production volumes.

In 2008, UK operating expenses increased by $66 million, or 8% over 2007, due to higher labour, fuel, repairs and maintenance, and well operations, partially offset by a weakening of the British pound relative to the Canadian dollar.

In Scandinavia, operating expenses decreased by $7 million, or 3% over 2007, as a result of higher maintenance activity in 2007 and the timing of liftings, partially offset by increased processing tariffs due to increased production. The increase in production also contributed to the decrease in unit operating expense.

In Southeast Asia, operating expenses increased by $26 million due to increased maintenance, fuel and mercury management costs in Malaysia, the Corallina riser installation and repair costs in Australia, and the commissioning of the Song Doc field in Vietnam.

Other operating expenses decreased 25% to $21 million due to the timing of liftings.

Unit Depreciation, Depletion and Amortization (DD&A) Expense [1]

($/boe)	2008	2008 vs 2007 (%)	2007	2007 vs 2006 (%)	2006
North America	17.23	5	16.47	11	14.78
UK [2]	20.53	18	17.37	36	12.79
Scandinavia [2]	26.40	13	23.38	33	17.59
Southeast Asia	7.68	5	7.33	19	6.18
Other	6.37	25	5.11	(33)	7.58
	16.41	12	14.71	20	12.22

1. Includes DD&A expense related to sales volumes from continuing operations.

2. Excludes impact of DD&A adjustments related to one field in the UK and one field in Scandinavia of $410 million and $90 million, respectively with no proved reserves at December 31, 2008 due to the requirement to use year-end prices to calculate reserves.

Total DD&A Expense [1]

(millions of C$)	2008	2007	2006
North America	1,130	1,032	925
UK	1,145	605	431
Scandinavia	421	264	199
Southeast Asia	254	248	224
Other	29	28	34
	2,979	2,177	1,813

1. Includes DD&A expense related to sales volumes from continuing operations.

The Company's 2008 DD&A expense increased by $802 million, or 37%, to $3 billion, due principally to the write-off of the remaining net book value of two fields with no proved reserves at year-end prices as well as increased production and capital expenditures. In line with the Company's practice of adjusting DD&A expense in the fourth quarter when there is a material change in circumstances, incremental DD&A expense of $84 million was booked to reflect year end reserves associated with other properties.

The DD&A expense in North America increased due to increased production, increased capital expenditures and a change in the production mix.

The increases in the UK and Scandinavian DD&A expense were the result of increased capital expenditures and an increased proportion of production from new fields that have a higher cost base. Additionally, the requirement to use year-end prices to calculate reserves resulted in one property in the UK and one property in Norway having no proved reserves. As a consequence, the net book value of these properties of approximately $410 million in the UK and approximately $90 million in Norway was charged to DD&A. In future periods, these properties will have no DD&A expense unless development capital is incurred, in which case it will be depleted immediately until the properties have proved reserves.

The increase in Southeast Asia DD&A expense was principally the result of increased capital expenditures.

For additional information relating to DD&A, refer to the MD&A section entitled 'Application of Critical Accounting Policies and the Use of Estimates' and to notes 8 and 9 to the Consolidated Financial Statements.

Dry Hole Expense

(millions of C$)	2008	2007	2006
North America	270	371	131
UK	93	104	26
Scandinavia	90	83	11
Southeast Asia	13	48	15
Other	26	1	30
	492	607	213

During 2008, the Company incurred dry hole expense of $492 million, a decrease of $115 million relative to 2007. In the UK, Scandinavia, Southeast Asia and Other, six, four, one and three wells, respectively, were expensed.

Under the successful efforts method of accounting for oil and gas activities, the costs of unsuccessful and non-commercial exploration wells are written off to dry hole expense in the year a determination on success or commerciality is made. Until such determination is made, the costs are included in non-depleted capital. At December 31, 2008, $1,121 million of costs relating to exploration wells were included in non-depleted capital and not subject to DD&A, pending final determination (2007 – $812 million). The majority of the related wells were drilled in 2008. See note 8 to the Consolidated Financial Statements for further details.

Exploration Expense

(millions of C$)	2008	2007	2006
North America	165	148	168
UK	54	40	24
Scandinavia	50	34	30
Southeast Asia	74	22	22
Other	88	71	69
	431	315	313

Exploration expense consists of geological and geophysical costs, seismic, non-producing land lease rentals and indirect exploration expenses. These costs are expensed as incurred under the successful efforts method of accounting. Exploration activity increased at Pasangkayu, Sageri and Block 15-2/01 in Southeast Asia and Colombia and the Kurdistan region of northern Iraq in Other.

Corporate and Other

(millions of C$)	2008	2007	2006
General and administrative (G&A) expense	295	223	233
Interest on long-term debt	168	207	165
Capitalized interest	60	83	72
Stock-based compensation (recovery) expense	(73)	(15)	51
(Gain) loss on held-for-trading financial instruments	(1,664)	25	–
Other revenue	146	145	109
Other expense	(183)	34	(37)

G&A expense increased by $72 million relative to 2007, largely as a result of increased labour and pension and benefit costs as well as costs associated with the development and implementation of the Company's new strategy.

Interest on long-term debt was $168 million in 2008, a decrease from $207 million in 2007, mainly as a result of lower debt levels in 2008.

Capitalized interest is associated with the Northern Fields development project, which came on production during the year, the Rev project which came on production in January 2009, as well as the ongoing Yme development project. When the asset is substantially complete interest is no longer capitalized.

The Company's stock option plans provide employees and directors who hold stock options with the choice upon exercise to purchase a share of the Company at the stated exercise price or to receive a cash payment in exchange for surrendering the option. The cash payment is equal to the appreciated value of the stock option as determined based on the difference between the option's exercise price and the approximate share price at the time of surrender. Since the introduction of the cash feature, approximately 97% of options that have been exercised have been exercised for cash, resulting in reduced dilution of shares. Such cash payments made by the Company to stock option holders are effectively equal to the stock option expense that has been accrued and thus are deductible by the Company for income tax purposes, making these plans more cost-effective.

The Company's stock-based compensation expense is based on the difference between the Company's share price and the exercise price of its stock options or cash units. In 2008, $73 million was recovered. The Company paid cash of $211 million ($168 million in 2007) to employees in settlement of fully accrued option liabilities for options exercised. Over the course of the year, the average exercise price of all outstanding options increased from $13.21 per share to $15.14 per share, with a total of 64.9 million options outstanding at December 31, 2008. The average exercise price of all outstanding cash units increased from $15.14 per unit to $16.52 per unit, with a total of 9.7 million cash units outstanding at December 31, 2008. See note 13 to the Consolidated Financial Statements. Additional stock-based compensation expense or recovery in future periods is dependent on the movement of the Company's share price and the number of outstanding options and cash units. Since management expects the Company's share price to increase from the closing 2008 price, stock-based compensation expense is likely to be incurred in 2009 and beyond.

The gain on held-for-trading financial instruments includes $489 million of realized gains and $1,126 million of mark-to-market gains related to commodity price derivatives that are not designated as hedges for accounting purposes. These gains were principally the result of falling commodity prices in the fourth quarter of 2008. Additionally, the Company recorded a $54 million mark-to-market gain related to its interest rate swap. See note 15 to the Consolidated Financial Statements.

Other revenue includes pipeline and custom treating tariffs of $124 million in 2008, compared to $112 million in 2007 and $93 million in 2006.

The other expense recovery of $183 million includes net gains arising on the sale of assets of $74 million and foreign exchange gains of $165 million, partially offset by a bad debt provision of $18 million.

Income Taxes

The Company's effective income tax rate for 2008, after deducting PRT, was 33%, compared to 39% in 2007 and 48% in 2006. A number of events in the past three years have affected the Company's effective tax rates, including tax rate increases in the UK and tax rate reductions in Canada.

(millions of C$)	2008	2007	2006
Income from continuing operations before tax	5,128	1,920	2,769
Less PRT			
Current	83	262	256
Future	93	(4)	27
	176	258	283
	4,952	1,662	2,486
Income tax expense/(recovery)			
Current	1,497	700	671
Future	119	(58)	519
	1,616	642	1,190
Effective income tax rate (%)	33	39	48

In 2008, future tax expense increased by $177 million, due principally to tax on the gains on held-for-trading financial instruments, while current tax increased by $797 million, due principally to increased revenues. In 2007, future tax expense decreased $577 million, principally due to a one-time $325 million charge in 2006 related to the income tax rate increase on petroleum profits from 40% to 50% in the UK.

The decrease in the 2008 normalized effective tax rate results, in part, from an increased proportion of taxable income in lower tax rate jurisdictions, principally related to held-for-trading financial instruments gains in Canada. Foreign exchange rate fluctuations over the past several years have resulted in taxes on gains and losses related to inter-company loans and non-C$ denominated debt, for which there is no corresponding component of the unrealized gain reflected in income before taxes. A normalized effective tax rate after removing the impact of tax rate changes and the tax on unrealized foreign exchange losses on foreign denominated debt of $84 million (2007 – $100 million recovery; 2006 – $27 million) is 34% (2007 – 46%; 2006 – 44%). See note 19 to the Consolidated Financial Statements for additional information on the Company's income taxes.

The UK government levies PRT on North Sea fields that received development approval before April 1993, based on gross profit after allowable deductions, including capital and operating expenditures. PRT, which is deductible for purposes of calculating corporate income tax, decreased as a result of decreased volumes and income on fields in the UK subject to PRT. In addition to the UK, PRT is levied in Australia and other countries, where PRT expense of $5 million and $28 million respectively (2007 – $58 million and $26 million respectively) was recorded during 2008.

Capital Expenditures[1,2]

		2008 vs 2007		2007 vs 2006	
(millions of C$)	**2008**	**(%)**	2007	(%)	2006
North America	**2,479**	**39**	1,783	(24)	2,334
UK	**733**	**(39)**	1,205	3	1,165
Scandinavia	**816**	**40**	584	84	318
Southeast Asia	**768**	**50**	512	55	331
Other[3]	**175**	**1**	173	5	165
Corporate, IS and Administrative	**64**	**56**	41	14	36
Capital expenditures from continuing operations	**5,035**	**17**	4,298	(1)	4,349
Acquisitions	**452**	**43**	317	55	204
Dispositions	**(100)**	**122**	(45)	(62)	(119)
Discontinued operations					
Proceeds on disposition	**(342)**	**(76)**	(1,432)	90	(753)
Capital expenditures	**135**	**(30)**	192	(28)	265
Net capital expenditures	**5,180**	**56**	3,330	(16)	3,946

1. Excludes corporate acquisitions.

2. Includes interest costs that are capitalized on major development projects until facilities are completed and ready for use.

3. Other includes Algeria, Tunisia, Colombia, Peru, Qatar and the Kurdistan region of northern Iraq.

During 2008, natural gas continued to be the focus of the Company's capital investment activities in North America, supplemented by low risk oil projects. Of the $2.5 billion of capital expenditures in North America, $1 billion related to development activities and $1.5 billion was spent on exploration, which included approximately $700 million of land purchases. The Company drilled a total of 427 gross (280 net) wells in all properties, of which 169 gross (118 net) wells were drilled in new unconventional plays.

Total capital expenditures in the UK were $733 million, including $188 million for exploration and $545 million for development. Major areas of development activity included the Tweedsmuir, Claymore, Ross and Auk fields. A total of 14 development wells were drilled in 2008, as well as seven exploration wells, two of which were drilled at no cost to Talisman.

In Scandinavia, total expenditures were $816 million comprised of $165 million on exploration and $651 million on development. In addition to project development costs at Yme and Rev of approximately $453 million, 11 development wells were drilled during 2008, as well as five exploration wells, one of which was drilled at no cost to Talisman.

In Southeast Asia, capital expenditures of $768 million included $309 million for exploration and $459 million for development. Malaysia/Vietnam accounted for $592 million, which was principally comprised of the ongoing development of the Northern Fields in PM-3 CAA, exploratory and appraisal drilling in Vietnam and the commissioning of Song Doc. Talisman participated in 71 development wells and nine exploration wells in Southeast Asia during 2008.

Capital expenditures in Other included $11 million for exploration and $15 million for development in North Africa, with Talisman participating in two development and three exploration wells in Tunisia, and four development wells in Algeria. During 2008, Talisman spent $149 million on exploration activities in the rest of the world, including $36 million in Colombia, $20 million in Peru, $20 million in Qatar and $23 million in the Kurdistan region of northern Iraq. The Company participated in one exploration well in Qatar, while wells in Colombia, Peru and the Kurdistan region of northern Iraq were drilling over year end.

Information related to details and funding of the planned 2009 capital expenditures program is included in the 'Outlook for 2009' section of this MD&A.

discontinued operations

In accordance with Canadian GAAP, Talisman is required to report separately the results of continuing and discontinued operations. Discontinued operations include the results from assets the Company expects to sell and the results, to the transaction closing date, of assets that have been sold. Comparative results have been restated to reflect the impact of operations that have been classified as discontinued since December 31, 2007. See note 3 to the Consolidated Financial Statements.

In line with the new strategic framework to exit non-strategic areas, Talisman continues to rationalize its portfolio of assets.

In 2008, Talisman completed the sales of gas producing assets in Western Canada for proceeds of $247 million, resulting in a gain of $119 million, net of tax of $40 million, and assets in Denmark for proceeds of $95 million, resulting in an after tax write-down of these assets of $46 million.

Talisman has entered into an agreement to sell assets in southeast Saskatchewan for proceeds of $720 million. These assets will be included in discontinued operations effective the first quarter of 2009. The sale is currently expected to be completed in the second quarter of 2009.

In 2008, Talisman entered into an agreement to sell oil and gas producing assets in Western Canada for proceeds of $90 million, comprising cash and non-cash consideration. The sale is expected to close in the first quarter of 2009.

In 2008, Talisman entered into an agreement to sell its assets in the Netherlands. The sale had an effective date of January 1, 2008 and closed in January 2009 for proceeds of approximately $600 million.

In 2007, Talisman entered into an agreement to sell assets in the UK, resulting in an after tax write-down of these assets of $32 million. The transaction closed in 2008 and additional after tax write-downs of $32 million were recorded.

Talisman is currently negotiating the potential sale of assets in Trinidad and Tobago. The operating results of these interests and exploration licences that have previously been relinquished are included in the results of discontinued operations.

Talisman has entered into an agreement to sell a 10% share of the Yme field offshore development. These non-producing assets are included in discontinued operations, resulting in an after tax write-down of $8 million. The transaction is expected to be completed in the second quarter of 2009.

Further planned asset dispositions in the UK have been delayed pending the recovery of commodity prices. These assets will be included in discontinued operations if agreements to sell the assets are reached.

Details of the results and production of discontinued operations are presented in the tables below:

Results of Discontinued Operations

| | Years ended December 31 | | | | | | | | | | | | | | |
| | North America | | | UK | | | Scandinavia | | | Other | | | Total | | |
(millions of C$)	**2008**	2007	2006	**2008**	2007	2006	**2008**	2007	2006	**2008**	2007	2006	**2008**	2007	2006
Income (loss) from discontinued operations, net of tax	**12**	80	150	**32**	111	188	**20**	(7)	11	**50**	(10)	4	**114**	174	353
Gain (loss) on disposition of assets, net of tax	**119**	581	147	**4**	303	209	**(54)**	–	–	**–**	–	–	**69**	884	356
Net income from discontinued operations	**131**	661	297	**36**	414	397	**(34)**	(7)	11	**50**	(10)	4	**183**	1,058	709

Daily Average Production Volumes of Discontinued Operations

	2008	**2008 vs 2007 (%)**	2007	2007 vs 2006 (%)	2006
North America					
oil and liquids (mbbls/d)	**0.1**	**(97)**	3.7	(68)	11.6
natural gas (mmcf/d)	**18**	**(77)**	79	(37)	126
UK					
oil and liquids (mbbls/d)	**1.0**	**(89)**	8.7	(33)	13.0
natural gas (mmcf/d)	**20**	**(73)**	73	(35)	112
Scandinavia					
oil and liquids (mbbls/d)	**1.2**	**(54)**	2.6	(19)	3.2
Other					
oil and liquids (mbbls/d)	**4.8**	**(25)**	6.4	(24)	8.4
Total discontinued operations (mboe/d)	**13.4**	**(72)**	46.7	(38)	75.9

Of the 13.4 mboe/d of production from discontinued operations in 2008, 4.3 mboe/d represents production from asset sales that closed in the year, while 9.1 mboe/d represents production from asset sales that closed or are expected to close in 2009.

reserves replacement

Reserve additions were more than offset by the impact of price and other revisions, resulting in a decline in gross proved reserves of 41 mmboe, compared to production of 158 mmboe. Under existing SEC rules, the Company is required to use year-end prices to determine year-end reserves. Talisman added 118 mmboe of gross proved reserves in 2008 through drilling and positive non-price revisions, replacing 75% of 2008 production. Price-related revisions decreased gross proved reserves by 159 mmboe, principally related to the Company's UK operations. The SEC has announced new reserves disclosure requirements, including an average pricing methodology, which is expected to be applied to 2009 year-end reserves disclosures.

Talisman added 55 mmbbls of gross proved oil and liquids reserves through drilling and positive non-price revisions. Gross proved oil and liquids reserves declined 205 mmbbls due principally to 159 mmbbls of price related revisions, mainly in the UK. International reserve additions are dependent on the timing of project approvals and drilling results. In the year, the Company made progress towards approving development projects in Southeast Asia, the reserves of which will be booked in the event the projects are sanctioned in 2009. The UK (40%) and North America (28%) account for the majority of Talisman's year-end oil and liquids reserves. These are predominantly high quality crude oil and NGLs.

Talisman added 378 bcf through drilling and non-price revisions. In North America, the Company replaced production of 313 bcf through discoveries, extensions and additions and net revisions. Talisman's North American gross natural gas reserves were 2.6 tcf at year-end, down 2% from the previous year due to dispositions of 65 bcf. At year-end, proved unconventional reserves accounted for about 11% of gross North American natural gas reserves. Talisman's gross proved international natural gas reserves at year-end were 2.7 tcf, down 4% from the previous year. International reserves accounted for 50% of the Company's total proved natural gas reserves, with Southeast Asia constituting 43% of total worldwide gross proved natural gas reserves.

Total gross proved	Oil & natural gas liquids (mmbbls)	Natural gas (bcf)	boe (mm)
At December 31, 2007	749.3	5,464.2	1,659.8
Discoveries, extensions and additions	36.9	395.3	102.8
Net dispositions	(19.2)	(47.2)	(27.0)
Price revisions	(157.0)	(13.5)	(159.0)
Other revisions	16.2	(4.1)	15.5
Production	(81.7)	(456.3)	(157.8)
At December 31, 2008	**544.5**	**5,338.4**	**1,434.3**

The Company uses reserves replacement ratios as an indicator of its ability to replenish annual production volumes and grow its reserves. It should be noted that a reserves replacement ratio is a statistical indicator that has limitations. As an annual measure, the ratio is limited because it typically varies widely based on the extent and timing of new discoveries, project sanctioning, property acquisitions and year-end prices. Its predictive and comparative value is also limited for the same reasons. In addition, since the ratio does not take into account the cost, value or timing of future production of new reserves, it cannot be used as a measure of value creation.

The above noted proved reserves replacement ratio of 75% was calculated by dividing the sum of changes (other revisions, discoveries, extensions and additions) to estimated gross proved oil and gas reserves during 2008 by the Company's 2008 gross production. Under 'Highlights' the proved reserves replacement ratio of (26%) is calculated in a similar manner, incorporating price revisions into changes to gross proved oil and gas reserves. The proved reserves replacement ratio of (43%) further incorporates net dispositions into changes to gross proved oil and gas reserves.

liquidity and capital resources

Talisman's long-term debt at December 31, 2008 was $4 billion ($3.9 billion, net of cash), down from $4.9 billion ($4.3 billion, net of cash) at December 31, 2007. During the year, the Company repaid $935 million of long-term debt net of cash, which was partially offset by a currency translation effect that increased long-term debt net of cash by $581 million, since the majority of the Company's debt is denominated in US$ which strengthened relative to the C$. During 2008, the Company generated $6.2 billion of cash provided by operating activities, spent $5.5 billion on capital expenditures and strategic initiatives, paid dividends of $204 million and purchased $68 million of Talisman shares in connection with a new employee performance-based incentive program.

Talisman plans to preserve financial flexibility by funding its ongoing capital program with cash flow from operating activities and proceeds from dispositions, and by continuing to focus on efficiency and cost reduction initiatives. The Company has flexibility in its capital program. In response to decreases in commodity prices, the Company reduced its planned 2009 capital program from $5.8 billion to $4 billion (including non-cash capital leases), as referenced in its news release of January 13, 2009.

The Company has an active hedging program that partially protects 2009 cash flow from the effect of declining commodity prices. See the 'Risk Management' section of this MD&A.

The majority of the Company's debt matures subsequent to 2010, with approximately $186 million maturing in 2009 and $12 million in 2010. The Company has the ability and intention to replace this debt with long-term borrowings under its bank credit facilities. The Company is in compliance with all of its debt covenants.

At December 31, 2008 the Company had $576 million drawn against its available $2.8 billion of bank lines of credit, which are fully committed through 2012. These maturity dates may be extended from time to time by agreement between the Company and the respective lenders.

Two ratios that the Company uses to measure its financial strength are the debt-to-debt plus equity ratio, and debt-to-cash provided by operating activities ratio. At December 31, long-term debt-to-long-term debt plus shareholders' equity was 26%. For the year ended December 31, 2008, the long-term debt-to-cash provided by operating activities ratio was 0.65:1.

While the current financial crisis may result in an increase in the incidence of bad debts, Talisman continually assesses the quality of its accounts receivable and currently does not have reason to change its overall assessment of the collectibility of accounts receivable. At the balance sheet date, the Company had provided $20 million in respect of amounts where collectibility is considered doubtful.

The Company routinely assesses the financial strength of its joint participants and customers, in accordance with the credit risk guidelines. At this time, Talisman expects that the counterparties will be able to meet their obligations when they become due.

A significant proportion of Talisman's accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks. Substantially all of the Company's trade accounts receivable at December 31, 2008 were current and the largest single counterparty exposure, accounting for 18% of the total, was with a very highly rated counterparty. Concentration of credit risk is mitigated by having a broad domestic and international customer base. The maximum credit exposure associated with accounts receivable is the carrying value.

Derivative counterparty exposure increased significantly during the fourth quarter of 2008 due to the decline in commodity prices. The Company diversifies its derivative counterparty exposure but the majority of the exposure at December 31, 2008 was with two counterparties that have received investment from the US Government through its Troubled Assets Relief Program (TARP).

The Company utilizes letters of credit largely pursuant to uncommitted letter of credit facilities. Letters of credit are issued by banks under these uncommitted facilities and most are renewed annually. At December 31, 2008, letters of credit totaling $884 million had been issued. The balance of outstanding letters of credit increased to $1.1 billion on January 1, 2009.

Talisman's investment grade senior unsecured long-term debt credit ratings from DBRS, Moody's and S&P are BBB (high), Baa2 (negative outlook) and BBB, respectively.

On April 9, 2008, the Company filed, as part of a registration statement, a debt shelf prospectus in the US under the Multi-Jurisdictional Disclosure System pursuant to which it may issue up to US$2 billion of debt securities in the US public debt market. The Company simultaneously filed a medium term note shelf prospectus in Canada pursuant to which it may issue up to $1 billion of medium term notes in the Canadian public debt market. The Company's ability to issue debt under these filings is dependent on market conditions.

In October 2008, the Company renewed its Normal Course Issuer Bid (NCIB) with the Toronto Stock Exchange. Pursuant to the NCIB, the Company may repurchase up to 50,938,512 of its common shares (representing 5% of the common shares outstanding at October 14, 2008) during the 12-month period commencing October 23, 2008 and ending October 22, 2009. Shareholders may obtain a copy of the Company's notice of intention to make a normal course issuer bid free of charge by emailing the Company at tlm@talisman-energy.com. During the year ended December 31, 2008, Talisman did not repurchase any common shares of the Company under its NCIB.

At December 31, 2008, the Company had current assets of $2.9 billion and current liabilities of $2.8 billion, including assets and liabilities of discontinued operations. Working capital movements are difficult to predict, but the Company anticipates substantial decreases in both current assets and current liabilities during 2009, assuming a US$40/bbl WTI oil price and a US$5/mmbtu NYMEX natural gas price.

Common share dividends were paid in 2008 for a total of $204 million (2007 – $180 million) at an aggregate of $0.20/share (2007 – $0.175/share). The Company's dividend is determined semi-annually by the Board of Directors.

At December 31, 2008, there were 1,015 million common shares outstanding, down from 1,019 million at December 31, 2007. Subsequent to December 31, 2008, 68,625 shares were issued pursuant to the exercise of stock options, resulting in 1,015 million common shares being outstanding at February 27, 2009.

At December 31, 2008, there were 64,877,521 stock options and 9,723,082 cash units outstanding. Subsequent to December 31, 305,090 stock options were exercised for cash, 68,625 were exercised for shares, 206,370 were granted, 94,813 were cancelled, and 22,650 expired with 64,592,713 outstanding at February 27, 2009. Subsequent to December 31, 2008, nil cash units were exercised, 22,610 were granted and 47,827 were cancelled with 9,697,865 outstanding at February 27, 2009.

Talisman continually monitors its portfolio of assets and investigates business opportunities in the oil and gas sector. The Company may make acquisitions, investments or dispositions, some of which may be material. In connection with any acquisition or investment, Talisman may incur debt or issue equity.

For additional information regarding the Company's liquidity and capital resources, refer to notes 10 and 13 to the Consolidated Financial Statements.

sensitivities

Talisman's financial performance is affected by factors such as changes in production volumes, commodity prices and exchange rates. The estimated annualized impact of these factors on the Company's financial performance for 2009 (excluding the effect of derivative contracts) is summarized in the following table, based on an approximate WTI oil price of US$40/bbl, a NYMEX natural gas price of US$5/mmbtu and exchange rates of US$0.75=C$1 and UK£1=C$2.

(millions of C$)	Net Income	Cash Provided by Operating Activities
Volume changes		
Oil – 10,000 bbls/d	30	90
Natural gas – 60 mmcf/d	15	70
Price changes [1]		
Oil – US$1/bbl	50	70
Natural gas: (North America) [2] – US$0.10/mcf	15	20
Exchange rate changes		
US$/C$ decreased by US$0.01	30	45
C$/UK£ increase by C$0.02	(10)	–

1. The impact of price changes excludes the effect of commodity derivatives. See specific commodity derivatives terms in the 'Risk Management' section of this MD&A, and note 15 to the Consolidated Financial Statements.

2. Price sensitivity on natural gas relates to North American natural gas only. The Company's exposure to changes in the natural gas prices in the UK and Scandinavia is not material. The natural gas price in Malaysia, Vietnam and most of the natural gas price in Indonesia is based on the price of crude oil and, accordingly, has been included in the price sensitivity for oil.

commitments and off-balance sheet arrangements

As part of its normal business, the Company has entered into arrangements and incurred obligations that will impact the Company's future operations and liquidity, some of which are reflected as liabilities in the Consolidated Financial Statements at year-end. The principal commitments of the Company are in the form of debt repayments; abandonment obligations; lease commitments relating to corporate offices and ocean-going vessels; firm commitments for gathering, processing and transmission services; minimum work commitments under various international agreements; other service contracts and fixed price commodity sales contracts.

Additional disclosure of the Company's debt repayment obligations and significant commitments can be found in notes 10 and 16 to the Consolidated Financial Statements. A discussion of the Company's derivative financial instruments and commodity sales contracts can be found in the 'Risk Management' section of this MD&A.

The following table includes the Company's gross long-term debt, stock options and cash units and other expected future payment commitments as at December 31, 2008 and estimated timing of such payments:

Commitments	Recognized in financial statements	Total	Payments due by period [1,2] ($ millions)			
			Less than 1 year	1-3 years	3-5 years	> 5 years
Gross long-term debt	Yes – Liability	4,000	186	362	576	2,876
Abandonment obligations [3]	Yes – Partially accrued as liability	4,924	34	133	109	4,648
Office leases	No	212	41	75	53	43
Ocean-going vessel leases	Yes – Partially accrued as liability	622	285	215	114	8
Transportation and processing commitments	No	1,318	203	359	271	485
Minimum work commitments [4]	No	627	244	379	4	–
Other service contracts	No	2,357	1,046	991	220	100
Stock-based compensation [5]	Yes – Partially accrued as liability	93	93	–	–	–
Total		14,153	2,132	2,514	1,347	8,160

1. Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments made to settle derivative contracts.

2. Payments denominated in foreign currencies have been translated at the December 31, 2008 exchange rate.

3. The abandonment obligation represents management's probability weighted, undiscounted best estimate of the cost and timing of future dismantlement, site restoration and abandonment obligations based on engineering estimates and in accordance with existing legislation and industry practice.

4. Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration or drilling obligations.

5. The liability for stock-based compensation recognized on the balance sheet is based on the Company's year-end stock price and the number of options and cash units outstanding, adjusted for vesting terms. The amount included in this table includes the full value of unvested options and cash units. Timing of payments is based on vesting and expiry. Actual payments are dependent on the Company's stock price at the time of exercise.

risk management

Talisman monitors the Company's exposure to variations in commodity prices, interest rates and foreign exchange rates. In response, Talisman periodically enters into physical delivery transactions for commodities at fixed or collared prices, and into derivative financial instruments to reduce exposure to unfavourable movements in commodity prices, interest rates and foreign exchange rates. The terms of these contracts or instruments may limit the benefit of favourable changes in commodity prices, interest rates and currency values and may result in financial or opportunity loss due to delivery commitments, royalty rates and counterparty risks associated with contracts.

The Company has established a system of internal controls to minimize risks associated with its derivatives program and credit risk associated with derivatives counterparties.

The accounting policy with respect to derivative financial instruments and commodity sales contracts is set out in note 1(l) to the Consolidated Financial Statements. Derivative financial instruments and commodity sales contracts outstanding at December 31, 2008, including their respective fair values, are detailed in notes 15 and 16 to the Consolidated Financial Statements.

The Company may choose to designate derivative instruments as hedges for accounting purposes. To date, the Company has elected not to designate any commodity price derivative contracts entered into since January 1, 2007 as hedges. Additionally, in 2008, the Company no longer designated its interest rate swap as a fair value hedge. These derivatives are classified as held-for-trading financial instruments and are measured at fair value with changes in fair value recognized in net income immediately as gains or losses on held-for-trading financial instruments. This increases the volatility of net income.

As of February 27, 2009, fixed price oil and natural gas swaps, natural gas collars and oil put options were in place for approximately 34% of the Company's 2009 estimated production.

Commodity Price Derivative Financial Instruments

The Company had the following commodity price derivative contracts outstanding at December 31, 2008, none of which were designated as a hedge:

Contract	Term	Average volume	Average price or floor/ceiling
AECO natural gas collars	Apr-Oct 2009	9,482 mcf/d	C$6.33/6.76/mcf
WTI and Dated Brent crude oil put options	Jan-Mar 2009	115,000 bbls/d	US$90.00/bbl
AECO natural gas put options	Jan-Dec 2009	222,827 mcf/d	C$6.33/mcf
Dated Brent and WTI crude oil collars	Apr-Dec 2009	51,000 bbls/d	US$89.58/126.16/bbl
ICE natural gas swaps	Jan 2009-Jun 2011	20,169 mcf/d	C$7.17/mcf

Further details of contracts outstanding are presented in note 15 to the Consolidated Financial Statements.

During 2008, Talisman recorded an after tax gain on held-for-trading commodity derivatives of $1,206 million (2007 – $33 million after tax loss), comprising unrealized gains on held-for-trading commodity price derivatives of $841 million and cash settlements of $365 million.

Dated Brent commodity price derivative contracts inherited through the acquisition of Paladin Resources plc in 2005 were designated as hedges for accounting purposes until their expiry on December 31, 2008. During the year ended December 31, 2008, Talisman recorded net hedging losses on such commodity-based derivative financial instruments of $28 million (2007 – net gains of $104 million; 2006 – net gains of $66 million).

Subsequent to year-end and up to and including February 27, 2009, Talisman entered into additional derivative oil price contracts for 25,000 bbls/d of production. These contracts are in place for the period from April 1, 2009 to December 31, 2009, with an average floor and ceiling price of US$43.44 and US$50.23, respectively.

Physical Commodity Contracts

The Company enters into fixed price sales contracts for the physical delivery of commodities. These contracts are in the regular course of business and are intended to be settled by delivering the product. As such, the fair value of these contracts is not recognized in the Consolidated Financial Statements and future revenues are recognized in net income as earned over the term of the contract. The Company anticipates having sufficient future production to meet these fixed price sales contract commitments.

The Company had the following natural gas commodity contracts outstanding at December 31, 2008:

Contract	Term	Average volume	Average price or floor/ceiling
AECO index swaps	Jan 2009-Dec 2011	3,671 mcf/d	C$3.57/mcf
AECO index swaps	Apr-Oct 2009	56,892 mcf/d	C$6.41/mcf
AECO index collars	Apr-Oct 2009	85,338 mcf/d	C$6.34/6.98/mcf

The Company entered into the following natural gas commodity contracts during the period from January 1, 2009 to February 27, 2009:

Contract	Term	Average volume	Average price or floor/ceiling
AECO index collars	Apr-Oct 2009	18,964 mcf/d	C$6.33/6.95/mcf
AECO index collars	Nov-Dec 2009	90,081 mcf/d	C$6.33/7.20/mcf
AECO index swaps	Apr-Oct 2009	9,482 mcf/d	C$6.49/mcf
AECO index swaps	Nov-Dec 2009	14,223 mcf/d	C$6.33/mcf
AECO index swaps	Jan-Dec 2010	14,223 mcf/d	C$6.33/mcf
AECO index collars	Jan-Dec 2010	175,420 mcf/d	C$6.33/7.55/mcf

Long-Term Sales Contracts

In order to support the Company's investments in natural gas projects outside North America and the North Sea, Talisman has entered into a number of long-term sales contracts.

The majority of Talisman's Corridor natural gas production in Indonesia is currently sold under three long-term sales agreements with Caltex, Singapore Power and PGN. Under the agreement with Caltex, the majority of natural gas sales are exchanged for crude oil on an energy equivalent basis. The minimum volume commitment under this contract is 258 bcf over the remaining 13 year life of the contract. Under the agreement with Singapore Power, sales to Singapore from Corridor are referenced to the spot price of fuel oil in Singapore. The minimum volume commitment is 280 bcf over the remaining 15 year life of the contract. Sales from Corridor to West Java are under long-term contract at a price of US$1.91/mcf, with no associated transportation costs. The minimum volume commitment is 764 bcf over the remaining 15 year life of the contract.

The Company is subject to volume delivery requirements for approximately 100 mmcf/d at prices referenced to the Singapore fuel oil spot market in relation to a long-term sales contract in Malaysia, ending in 2018. In the event these delivery requirements are not met in a contract year, volumes delivered in the subsequent contract year are subject to a 25% price discount on the quantities that were not delivered in the prior year.

Currently the Company anticipates having sufficient production to meet all future delivery requirements.

Interest Rate and Foreign Exchange Swaps

In order to swap a portion of the US$375 million 5.125% notes due 2015 to floating interest rates, the Company entered into fixed to floating interest rate swap contracts with a total notional amount of US$300 million that expire on May 15, 2015. These swap contracts require Talisman to pay interest at a rate of three-month US$ LIBOR plus 0.433% while receiving payments of 5.125% semi-annually. The Company no longer designated the swap as a hedge starting in the fourth quarter of 2008.

In conjunction with the issuance of the 4.44% C$350 million medium term notes due in 2011, the Company entered into a cross currency swap in order to hedge the foreign exchange exposure on this C$ denominated liability. As a result, the Company is effectively paying interest semi-annually in US$ at a rate of 5.05% on a notional amount of US$304 million. The cross currency swap is designated as a cash flow hedge.

summary of quarterly results

The following is a summary of quarterly results of the Company for the eight most recently completed quarters:

| (millions of C$, unless otherwise stated) | Total Year | Three months ended | | | |
		Dec. 31 [1]	Sept. 30 [1]	Jun. 30 [1]	Mar. 31 [1]
2008					
Gross sales	**11,779**	**2,200**	**3,396**	**3,783**	**2,400**
Total revenue	**9,806**	**1,853**	**2,818**	**3,083**	**2,052**
Net income from continuing operations	**3,336**	**1,197**	**1,419**	**280**	**440**
Net income	**3,519**	**1,202**	**1,425**	**426**	**466**
Per common share ($)					
Net income from continuing operations	**3.28**	**1.18**	**1.40**	**0.27**	**0.43**
Diluted net income from continuing operations [2]	**3.23**	**1.17**	**1.38**	**0.25**	**0.42**
Net income	**3.46**	**1.18**	**1.40**	**0.42**	**0.46**
Diluted net income [2]	**3.40**	**1.17**	**1.38**	**0.41**	**0.45**
Daily average production					
Oil and liquids (bbls/d) [3]	**216,544**	**222,132**	**225,687**	**211,219**	**207,013**
Natural gas (mmcf/d)	**1,209**	**1,201**	**1,250**	**1,227**	**1,159**
Continuing operations (mboe/d)	**419**	**422**	**434**	**416**	**400**
Discontinued operations (mboe/d)	**13**	**10**	**9**	**16**	**19**
Total (mboe/d)	**432**	**432**	**443**	**432**	**419**
2007					
Gross sales	8,861	2,355	2,215	2,179	2,112
Total revenue	7,552	1,993	1,866	1,858	1,835
Net income from continuing operations	1,020	297	231	294	198
Net income	2,078	656	352	550	520
Per common share ($)					
Net income from continuing operations	0.99	0.29	0.23	0.28	0.19
Diluted net income from continuing operations [2]	0.97	0.29	0.22	0.28	0.18
Net income	2.01	0.64	0.35	0.53	0.49
Diluted net income [2]	1.97	0.63	0.34	0.52	0.48
Daily average production					
Oil and liquids (bbls/d) [3]	219,250	218,002	208,717	221,339	229,162
Natural gas (mmcf/d)	1,113	1,158	1,118	1,067	1,112
Continuing operations (mboe/d)	405	411	395	399	414
Discontinued operations (mboe/d)	47	35	46	51	56
Total (mboe/d)	452	446	441	450	470

1. Prior periods have been restated to reflect the impact of discontinued operations. See note 3 to the Consolidated Financial Statements.

2. Diluted net income per common share is calculated using the treasury stock method, which gives effect to the potential dilution that could occur if stock options were exercised in exchange for common shares. However, since the introduction of the cash feature in the Company's Employee Stock Option Plan, only approximately 3% of stock options have been exercised for common shares and, therefore, the dilution was insignificant.

3. Includes oil volumes produced into, and excludes oil volumes (sold out of) inventory for the years ended December 31, 2008 and 2007 of (5,479) bbls/d and 1,726 bbls/d, respectively.

During the fourth quarter of 2008, gross sales decreased by $155 million over the fourth quarter of 2007 as the impact of lower realized oil and gas prices more than offset increased production from continuing operations. Net income from continuing operations in the fourth quarter increased by $900 million from the same period in 2007 as the gain on held-for-trading financial instruments and decreased dry hole costs more than offset the decrease in revenue and increase in operating, general and administrative, DD&A and exploration costs.

Also, during the fourth quarter of 2008, the Company:

•   achieved first oil production at the Song Doc field in Vietnam;

•   maintained its commitment to unconventional gas activity in North America by adding unconventional land acreage;

- entered into an agreement to sell certain assets in North America, the operating results of which are included in the results of discontinued operations, in addition to closing the sale of the Beatrice asset in the UK;

- recorded additional DD&A expense in the UK and Norway of $410 million and $90 million respectively in respect of properties having no proved reserves at year-end prices; and

- realized year-over-year oil and liquids price increases for the UK, Scandinavia, Southeast Asia and Other that were less than the increase in benchmark prices, principally due to timing of liftings and timing of shutdowns.

outlook for 2009

Talisman expects production to average approximately 430,000 boe/d in 2009, which is essentially unchanged from total 2008 production. Capital expenditures are expected to be approximately $4.0 billion, including approximately $400 million of capitalized leases. The Company plans to finance the capital expenditure program through use of cash provided by operating activities and the proceeds of divestments.

North America

As part of the 2008 strategic review, Talisman decided to substantially increase its investment in unconventional natural gas. A total of 169 gross (118 net) unconventional wells were drilled in new areas in 2008. The Company is continuing pilot programs in a number of areas and moving to development of others. The Company also made significant additions to its already sizable unconventional land base in 2008.

Talisman plans to spend $1.2 billion in North America in 2009, focusing on projects in areas where the Company has a large opportunity base. Approximately 80% of spending will be on unconventional properties, with the majority allocated to development of the Pennsylvania Marcellus Shale and continued piloting and development of the Montney area. Spending on conventional assets in North America will be limited to existing commitments on these properties.

UK

In the UK planned expenditures in 2009 are $750 million. Talisman's objective in the UK is to hold production flat and continue the UK as a free cash flow generator. Talisman plans development spending of $560 million, a reduction of 20% relative to 2008, including drilling and completing two wells at Auk North, detailed engineering on the Auk South project and commencing the Burghley project. In total, seven new development wells are expected to be drilled in 2009.

Scandinavia

In Scandinavia, planned expenditures in 2009 are $630 million, excluding a non-cash capitalized lease of $270 million. Of this, approximately $340 million will be spent on Yme development and approximately $120 million on exploration. Talisman's development program in Norway includes 13 development wells, nine of which are operated. Seven wells are planned on Yme and two wells each on the Brage and Gyda fields.

Southeast Asia

In Southeast Asia, the Company plans to leverage its successful track record in Malaysia and Indonesia and plans to spend approximately $730 million in 2009, excluding a non-cash capitalized lease of $120 million for an FSO in Northern Fields. The majority of spending will be on development drilling in the Northern Fields in Malaysia, where the Company expects to drill approximately 16 oil and gas wells, and on the continued appraisal and development of Block 15-2/01 in Vietnam, with one appraisal/development well in the basement structure and two exploration wells to test additional prospects.

In Malaysia, Talisman will progress Northern Fields development to first oil at the end of the first quarter of 2009. In Vietnam, sanctioning of the development of the Hai Su Trang field and for the Hai Su Den early production scheme is expected in 2009, with first production anticipated in 2012. In Indonesia, the Company expects first production from the Tangguh LNG Project in the first quarter of 2009 and will continue to pursue the sanctioning of Suban Phase 3 in the Corridor PSC for first gas sales in 2013. In addition, Talisman will continue to evaluate exploration opportunities in existing Joint Study Agreement blocks.

In Australia, the Laminaria riser and flowlines, as well as Corallina flowlines, will be replaced in the first half of 2009.

Other

Capital expenditures on development is expected to be slightly lower than in 2008 in Algeria and Tunisia.

In North Africa, capital spending is expected to be $66 million for 2009. The El Merk development project was sanctioned in the first quarter of 2009. Development drilling will commence in the second quarter of 2009 and first oil is planned for the first quarter of 2012. At the Ourhoud field, a continuous development drilling program is planned through to mid-2010.

Exploration

Talisman's global exploration strategy is to deliver organic growth to the Company by defining new exploration opportunities within the current asset base and identifying potential future core production areas. Excluding North America, exploration spending in 2009 is budgeted at approximately $660 million. Key wells planned include Grevling in Norway, Situche Centrale in Peru, Huron-1 in Colombia and a second well in the exploration program in the Kurdistan region of northern Iraq.

In Southeast Asia, Talisman will complete the exploration and appraisal program in Block 15-2/01 in Vietnam as well as progress the evaluation of Pasangkayu and Sageri in Indonesia with a view to commencing a drilling program in late 2010. The Company has recently completed the seismic acquisition in the two Joint Study Agreement blocks awarded in 2008 and will continue to evaluate these blocks in 2009.

In the UK Talisman plans to spend $190 million on exploration, which includes the drilling of four operated wells, including two wells to follow-up on the Cayley discovery.

In Scandinavia approximately $120 million is planned to be spent on exploration activities, which includes the participation in six wells, two of which will be drilled at no cost to Talisman.

In South America, Talisman is evaluating an earlier discovery in Block 64 in Peru. In Colombia, the Company will continue drilling operations of the Huron-1 well in the Niscota Block, drill an additional well in El Caucho and progress the evaluation of the recently awarded blocks.

In the Kurdistan region of northern Iraq Talisman will drill the second of a three-well commitment and acquire additional seismic over Block K39.

internal control over financial reporting and disclosure controls and procedures

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the United States Exchange Act of 1934, as amended (the Exchange Act).

Management, including the Company's Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the Company's internal control over financial reporting based on criteria established in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on management's assessment as of December 31, 2008, the end of the Company's fiscal year, management has concluded that the Company's internal control over financial reporting is effective.

The results of management's assessment were reviewed with the Audit Committee of the Company's Board of Directors. Ernst & Young LLP, the independent registered public accounting firm that audited the Company's Consolidated Financial Statements included herewith, independently assessed the effectiveness of the Company's internal control over financial reporting. Ernst & Young LLP's attestation is located in the Independent Auditors' Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States), which is an exhibit to the Company's Annual Report on Form 40-F.

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of the Company's financial statements would be prevented or detected. Further, the evaluation of the effectiveness of internal control over financial reporting was made as of a specific date, and continued effectiveness in future periods is subject to the risks that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

No changes were made in the Company's internal control over financial reporting during the fiscal year ended December 31, 2008 that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

Disclosure Controls and Procedures

At the end of the period covered by this MD&A, an evaluation was carried out under the supervision of, and with the participation of, the Company's management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operations of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in reports that it files with or submits to the Canadian securities administrators and the United States Securities and Exchange Commission (SEC) under the Exchange Act, is recorded, processed, summarized and reported within the time periods required.

Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

It should be noted that, while the Company's Chief Executive Officer and Chief Financial Officer believe the Company's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company's disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

application of critical accounting policies and the use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect reported assets and liabilities, disclosures of contingencies and revenues and expenses. Management is also required to adopt accounting policies that require the use of significant estimates. Actual results could differ materially from those estimates. A summary of significant accounting policies adopted by Talisman can be found in note 1 to the Consolidated Financial Statements. In assisting the Company's Audit Committee to fulfil its financial statement oversight role, management regularly meets with the committee to review the Company's significant accounting policies, estimates and any significant changes thereto, including those discussed below.

Management believes the most critical accounting policies, including judgments in their application, which may have an impact on the Company's financial results, relate to the accounting for property, plant and equipment, asset retirement obligations (ARO) and goodwill. The rate at which the Company's assets are depreciated or otherwise written off and the asset retirement liability provided for, with the associated accretion expensed to the income statement, are subject to a number of judgments about future events, many of which are beyond management's control. Reserves recognition is central to much of the accounting for an oil and gas company, as described below.

Reserves Recognition

Underpinning Talisman's oil and gas assets and goodwill are its oil and gas reserves. Detailed rules and industry practice, to which Talisman adheres, have been developed to provide uniform reserves recognition criteria. However, the process of estimating oil and gas reserves is inherently judgmental. There are two principal sources of uncertainty: technical and commercial. Technical reserves estimates are made using available geological and reservoir data as well as production performance data. As new data become available, including actual reservoir performance, reserves estimates may change. Reserves can also be classified as proved or probable with decreasing levels of certainty as to the likelihood that the reserves will be ultimately produced.

Reserves recognition is also impacted by economic considerations. In order for reserves to be recognized, they must be reasonably certain of being produced under existing economic and operating conditions, which is viewed as being at year-end commodity prices with a cost profile based on current operations. Any anticipated changes in conditions must have reasonable certainty of occurrence. In particular, in international operations, consideration includes the status of field development planning and gas sales contracts. As economic conditions change, primarily as a result of changes in commodity prices and, to a lesser extent, operating and capital costs, marginally profitable production, typically experienced in the later years of a field's life cycle, may be added to reserves or, conversely, may no longer qualify for reserves recognition.

The Company's reserves and revisions to those reserves, although not separately reported on the Company's balance sheet or income statement, impact the Company's reported net income through the DD&A of the Company's property, plant and equipment, asset and goodwill impairments and the provision for future asset retirement obligations. During the fourth quarter of 2008, the Company recorded additional DD&A expense in its UK and Scandinavia segments of $410 million and $90 million respectively in respect of properties having no proved reserves at year-end prices.

The Reserves Committee of Talisman's Board of Directors reviews the Company's reserves booking process and related public disclosures and the report of the internal qualified reserves evaluator (IQRE). The primary responsibilities of the Reserves Committee of the Board of Directors include, among other things, reviewing the Company's reserves booking process and recommending to the Board of Directors the Company's annual disclosure of reserves data and other oil and gas information contained in the Company's AIF. The IQRE reports the Company's annual reserves data to the Reserves Committee and delivers a regulatory certificate regarding proved reserves and their related future net cash flows.

Depreciation, Depletion and Amortization Expense (DD&A)

A significant portion of the Company's property, plant and equipment is amortized based on the unit of production method with the remaining assets being amortized equally over their expected useful lives. The unit of production method attempts to amortize the asset's cost over its proved oil and gas reserves base. Accordingly, revisions to reserves or changes to management's view as to the operational lifespan of an asset will impact the Company's future DD&A expense. Depletion rates are updated annually unless there is a material change in circumstances, in which case they would be updated more frequently. Material changes in year-end reserves are reflected in the fourth quarter depletion rate.

As outlined in the Company's DD&A accounting policy and property, plant and equipment notes (notes 1(d), 1(e) and 8 to the Consolidated Financial Statements), $5.1 billion (2007 – $3.5 billion) of the Company's property, plant and equipment is not currently subject to DD&A. The balance of non-depleted capital relates to the costs of individually material land purchases ($1 billion) which will either be transferred to the depletable base when proved or written off if unsuccessful, development projects which will be amortized when production commences ($2.1 billion), the costs of acquired unproved reserves ($0.9 billion) and incomplete drilling activities, including those wells under evaluation or awaiting infrastructure ($1.1 billion). Uncertainty exists with the treatment of these costs. For example, if the evaluation of the acquired probable reserves or recently drilled exploration wells is determined to be unsuccessful, the associated capitalized costs would be expensed in the year such determination is made, except that, in the case of acquired probable reserves associated with producing fields, these costs would be amortized over the reserves base of the associated producing field. Accordingly, the rate at which these costs are written off depends on management's view of the likelihood of the existence of economically producible reserves.

Successful Efforts Accounting

Talisman uses the successful efforts method to account for its oil and gas exploration and development costs. Acquisition costs and development costs are capitalized and depleted using the unit of production method. Costs of drilling unsuccessful exploration wells (dry hole costs) and all other exploration costs, including geological and geophysical costs, are expensed.

The alternative method of accounting for oil and gas exploration and development costs is the full cost method. Under this method, costs of unsuccessful exploration wells as well as all other exploration costs are capitalized and added to the property, plant and equipment balance to be depleted on a unit of production basis in the future. In addition, future development costs are depleted over the total proved reserves.

The differences between the full cost and successful efforts methods of accounting make it difficult to compare net income between companies that use different methods of accounting.

Asset Impairments

The Company's oil and gas assets and goodwill are subject to impairment tests. An impairment charge is recorded in the year an asset is determined to be impaired under the successful efforts method. Any impairment charge is the difference between the carrying value of the asset and its fair value.

Goodwill represents the excess purchase price over the fair value of identifiable assets and liabilities acquired in business combinations. There have been no changes to the number of reporting units or the manner in which goodwill is allocated to the reporting units during the year. Goodwill is considered to be impaired if its fair value, principally determined based on discounted cash flows, falls below its carrying value.

Potential asset impairment calculations require management to make assumptions regarding cash flows well into the distant future that are subject to revisions due to changes in commodity prices, costs, recoverable reserves, production profiles and discount rates. During the year ended December 31, 2008, an impairment expense of $4 million was recorded (2007 – $9 million; 2006 – $nil).

Purchase Price Allocations

The costs of corporate and asset acquisitions are allocated to the acquired assets and liabilities based on their fair value at the time of acquisition. In many cases, the determination of fair value requires management to make certain assumptions and estimates regarding future events. Typically in determining fair value, management develops a number of possible future cash flow scenarios to which probabilities are judgmentally assigned. The allocation process is inherently subjective and impacts the amounts assigned to the various individually identifiable assets and liabilities as well as goodwill. The acquired assets and liabilities may span multiple geographical segments and may be amortized at different rates, or not at all as in the case of goodwill or, initially, for acquired probable reserves. Accordingly, the allocation process impacts the Company's reported assets and liabilities and future net income due to the impact on future DD&A expense and impairment tests.

Goodwill, as determined by the purchase price allocation method, represents the excess purchase price over the fair value of identifiable assets and liabilities acquired in business combinations. Goodwill is not amortized but is subject to impairment reviews in the fourth quarter of each year, or more frequently as economic events dictate, based on the fair value of the reporting units. The impairment test requires that goodwill be allocated to reporting units. Talisman has determined its reporting units by aggregating components having similar economic characteristics and/or are in similar geographic locations. These reporting units correspond with the segments described in note 23 to the Consolidated Financial Statements.

In 2008, Talisman acquired all of the outstanding shares of RSX Energy Inc., a public company with natural gas assets located in the Outer Foothills and Peace River areas of northern Alberta. The shares were acquired for cash consideration of $95 million and the assumption of $6 million of long-term debt. The acquisition was accounted for using the purchase method.

In 2008, Talisman acquired a 40% working interest in Block K44 in the Kurdistan region of northern Iraq for a total cost of $252 million, plus a three well commitment. The Company also entered into a seismic services agreement at a cost of $20 million related to Block K39 for a period of two years following which Talisman has the option to enter into a production sharing contract as operator of the block with a 60% working interest.

In 2008, Talisman completed a number of minor oil and gas property acquisitions in North America for a total cost of $71 million, comprising cash of $69 million, and properties exchanged of $2 million.

In 2007, Talisman acquired 100% of the shares of a company having a 3.06% participating interest in the Tangguh LNG Project located in Indonesia. The shares and certain obligations were acquired for a total cost of $280 million comprising $213 million in cash and the assumption of $67 million of long-term debt. The acquisition was accounted for using the purchase method.

In 2007, Talisman completed a number of minor oil and gas property acquisitions for a total cost of $40 million, comprising cash of $54 million and working capital assumed of $(17) million and properties exchanged of $3 million.

In 2006, Talisman completed a number of minor oil and gas property acquisitions for a total cost of $204 million. These acquisitions included oil and gas properties in North America, $17 million; UK, $184 million and Scandinavia, $3 million. The fair value of net assets acquired has been assigned to property, plant and equipment, $510 million; ARO, $278 million, and future income tax, $28 million. Three transactions having a total cost of $181 million accounted for the majority of the acquisitions.

Asset Retirement Obligations (ARO)

Upon retirement of its oil and gas assets, the Company anticipates incurring substantial costs associated with abandonment and reclamation activities. Estimates of the associated costs are subject to uncertainty associated with the method, timing and extent of future retirement activities. Accordingly, the annual expense associated with future abandonment and reclamation activities is impacted by changes in the estimates of the expected costs and reserves. Net changes to the discounted ARO relate to the following: as at December 31, 2008, an increase of $9 million, $47 million, $33 million and $8 million in North America, the UK, Southeast Asia and the rest of the world, respectively, as well as a decrease of $30 million in Scandinavia; and as at December 31, 2007, an increase of $104 million, $67 million and $47 million, in Scandinavia, North America and Southeast Asia, respectively, as well as a decrease of $202 million in the UK and an increase of $2 million for the rest of the world related to changes in cost estimates. The total undiscounted abandonment liability is estimated at $4.9 billion (2007 – $4.4 billion), which is based on management's probability weighted estimate of costs and is in accordance with existing legislation and industry practice.

Under Canadian GAAP, the fair value of the Company's ARO has been recorded as a liability on the Company's balance sheet. In determining the fair value of the Company's ARO liability, management developed a number of possible abandonment scenarios to which probabilities were assigned based on management's reasonable judgment. At December 31, 2008, the discounted fair value of the Company's ARO liability is $2.1 billion, (2007 – $1.9 billion). As an indication of possible future changes in the estimated liability, if all of the Company's abandonment obligations could be deferred by one additional year, the fair value of the liability would have decreased by approximately $87 million.

Foreign Exchange Accounting

Talisman's worldwide operations expose the Company to transactions denominated in a number of different currencies, which are required to be translated into one currency for financial statement reporting purposes. Talisman's foreign currency translation policy, as detailed in note 1i) to the Consolidated Financial Statements, is designed to reflect the economic exposure of the Company's operations to the various currencies. The Company's functional currency is US$, a reflection of Talisman's overall exposure to US$ denominated transactions, assets and liabilities; oil prices are largely denominated in US$ as is much of the Company's corporate debt and international capital spending and operating costs. However, the Company's operations in the UK, Canada and Norway are largely self-sufficient (self-sustaining) and their economic exposure is more closely tied to their respective domestic currencies. Accordingly, these operations are measured in UK£, C$ and Norwegian kroner (NOK), respectively. Currently, the Company's foreign exchange translation exposure principally relates to US$ denominated UK, Norwegian and Canadian oil sales.

The Eurobond debt, denominated in UK£, and the Company's C$ debt are designated as hedges of the Company's net investments in the UK and Canadian self-sustaining operations, respectively. As such, the unrealized foreign exchange gains and losses resulting from the translation of this debt are deferred and included in a separate component of shareholders' equity described as accumulated other comprehensive income.

Production Sharing Contractual Arrangements

A significant portion of the Company's operations outside North America, the UK and Scandinavia are governed by Production Sharing Contracts (PSCs). Under PSCs, Talisman, along with other working interest holders, typically bears all risk and costs for exploration, development and production. In return, if exploration is successful, Talisman recovers the sum of its investment and operating costs (cost oil) from a percentage of the production and sale of the associated hydrocarbons. Talisman is also entitled to receive a share of the production in excess of cost oil (profit oil). The sharing of profit oil varies between the working interest holders and the government from contract to contract. The cost oil, together with the Company's share of profit oil, represents Talisman's hydrocarbon entitlement (working interest less royalties). Talisman records gross production, sales and reserves based on its working interest ownership. The difference between the Company's working interest ownership and its entitlement is accounted for as a royalty expense. In addition, certain of the Company's contractual arrangements in foreign jurisdictions stipulate that income tax payments are to be withheld from the Company and paid to the government out of the respective national oil company's entitlement share of production. The Company includes such amounts in income tax expense at the statutory tax rate in effect at the time of production.

The amount of cost oil required to recover Talisman's investment and costs in a PSC is dependent on commodity prices and, consequently, Talisman's share of profit oil is also impacted. Accordingly, the amount of royalty paid by Talisman over the term of a PSC and the corresponding net after royalty oil and gas reserves booked by the Company are dependent on the amount of initial investment and past costs yet to be recovered and anticipated future costs, commodity prices and production. As a result, when year-end prices increase, the amount of net reserves after royalty the Company books may decrease and vice versa.

Risk Management

The Company enters into derivative financial instruments in order to manage risks associated with fluctuations in commodity prices, interest rates and foreign currency exchange rates. As detailed in Talisman's financial instruments accounting policy described in note 1(I) to the Consolidated Financial Statements, derivative instruments are recorded at fair value on the Consolidated Balance Sheet, with unrealized changes in fair value recorded in income or other comprehensive income. Realized gains or losses on financial instruments are recognized as hedging gains or losses or held-for-trading gains or losses in net income. Fair values are determined based on third party market information and are subject to a degree of uncertainty. Estimates of fair value are subject to change with fluctuations in commodity prices, interest rates, foreign currency exchange rates and estimates of non-performance risk. Cash settlement of derivative financial instruments may vary from fair value estimates, depending on the underlying market prices at the date of settlement.

Impact of the Global Financial Crisis on Critical Accounting Policies and Estimates

The most significant impacts of the current market conditions on the Company's critical accounting policies and significant estimates have been as follows:

- increased risk of customers or counterparties defaulting on amounts owing. Talisman manages exposure to credit risk by adopting credit risk guidelines approved by the Board of Directors that limit transactions according to credit worthiness. Talisman has a broad customer base which helps minimize counterparty exposure, and regularly reviews accounts receivable balances to ensure that doubtful accounts have been provided for. In addition, the Company diversifies its derivative counterparty exposure and the majority of its exposure at December 31, 2008 was with two counterparties that have received investment from the US Government through the TARP.

- changes in estimates resulting from the decline in commodity prices, in particular:

  - the fair value of Talisman's commodity derivative financial instruments, described in the 'Risk Management' section of this MD&A, has increased as commodity prices have fallen. The Company has considered counterparty credit risk into its determination of the fair value;

  - the estimate of DD&A expense is dependent on the assessment of proved reserves which, in turn, is impacted by the year-end commodity price (under current SEC rules, which are to be amended for purposes of 2009 year-end reporting). The

Company recorded additional DD&A expense in the fourth quarter of 2008 as a result of two of its properties having no year-end reserves and declines in proved reserves in other properties;

– goodwill and asset impairment calculations require management to make assumptions about future cash flows that are dependent on future commodity prices. The calculations were performed using management's current commodity price assumptions, which resulted in an impairment charge of $4 million being recorded in 2008.

• changes in discount rates, in particular the discount rates used to calculate the fair value of accrued pension and other benefit obligations and the fair value of new ARO liabilities have increased as a result of a general market increase in credit spreads.

new canadian accounting pronouncements

Financial Instruments Presentation and Disclosure

Effective January 1, 2008, Talisman adopted the new CICA recommendations relating to Financial Instruments – Disclosure (section 3862) and Financial Instruments – Presentation (section 3863). The new disclosure required by section 3862 concerning the nature and extent of the risks associated with financial instruments, and how those risks are managed, is presented in note 15. As permitted, comparative information for the disclosure required by section 3862 has not been provided. The adoption of section 3863 had no impact upon Talisman's presentation, since the new standard carries forward the existing presentation requirements.

Inventories

Effective January 1, 2008, Talisman adopted retrospectively the new CICA recommendations relating to Inventories (section 3031). The new standard provides additional guidance concerning measurement, classification and disclosure and allows the reversal of writedowns to net realizable value when there is a change in the circumstances giving rise to the impairment. On adopting these recommendations, the Company reclassified inventory that is expected to be capitalized when consumed from other assets to property, plant and equipment, with comparative balances reclassified accordingly. The impact on the Consolidated Balance Sheet at December 31, 2007 was an increase of $216 million to property, plant and equipment and a decrease of $216 million to other assets.

Credit Risk and the Fair Value of Financial Assets and Liabilities

Effective December 31, 2008, Talisman retrospectively adopted the recommendations of Emerging Issues Committee abstract 173 relating to the fair value of financial assets and liabilities, which was issued in January 2009, without restatement of prior periods. The abstract requires that an entity's own credit risk and the credit risk of the counterparty are taken into account in determining the fair value of financial assets and liabilities, including derivative instruments, for presentation and disclosure purposes. The adoption of this abstract did not have a material impact on Talisman's financial position.

Goodwill and Intangible Assets

In February 2008, the CICA issued recommendations relating to the recognition, measurement and disclosure of goodwill and intangible assets (section 3064), which will be effective for Talisman's 2009 reporting. The adoption of these recommendations is not expected to have a material impact on Talisman.

Business Combinations

In January 2009, the CICA issued section 1582, Business Combinations, which prospectively establishes principles and requirements of the acquisition method for business combinations and related disclosures that will be effective for Talisman's 2011 reporting.

Consolidated Financial Statements

In January 2009, the CICA issued section 1601, Consolidated Financial Statements, which establishes standards for the preparation of consolidated financial statements that will be effective for Talisman's 2011 reporting. The adoption of these recommendations is not expected to have a material impact on Talisman.

new us accounting pronouncements

Fair Value Measurement

During the year, Talisman adopted Statement 157, 'Fair Value Measurements' for financial and non-financial assets and liabilities that are measured at fair value on a recurring basis. Statement 157 defines fair value, establishes a framework for measuring fair value and increases disclosure concerning fair value measurements. The adoption of Statement 157 did not have a material impact on Talisman's results or financial position. The additional disclosure required by Statement 157 is presented in note 15 to the Consolidated Financial Statements.

Employee Benefits

Effective December 31, 2006, Talisman adopted the recognition and disclosure provisions of Statement 158, 'Employers' Accounting for Defined Benefit Pension and Other Post-Retirement Plans'. The adoption of the measurement provisions of Statement 158 during 2008 did not have an impact on Talisman's results or financial position.

In December 2008, the FASB issued Staff Position FSP FAS 132R-1, 'Employers' Disclosures about Post-Retirement Benefit Plans Assets' which requires additional disclosures explaining how investment allocation decisions are made, the major categories of plan assets, inputs and valuation techniques used to measure fair value of plan assets and significant concentrations of risk within the plan assets. This staff position will be effective for Talisman's 2009 reporting.

Fair Value Option

In February 2007, the FASB issued Statement 159, 'The Fair Value Option for Financial Assets and Financial Liabilities', which provides an option to report eligible financial assets and liabilities at fair value effective January 1, 2008, with changes in fair value recognized in net income. Upon adoption, the first re-measurement to fair value would be reported as a cumulative-effect adjustment to the opening balance of retained earnings. Talisman has elected not to report eligible assets and liabilities at their fair value.

Business Combinations

In December 2007, the FASB issued Statement 141R, 'Business Combinations', which requires recognition of the assets acquired, liabilities assumed and non-controlling interest arising in a business combination at their fair value as of the acquisition date. In addition, the costs of acquisition must be recognized separately from the business combination. This statement will be effective for Talisman's 2009 reporting.

Derivative Instruments and Hedging Activities

In March 2008, the FASB issued Statement 161, 'Disclosures about Derivative Instruments and Hedging Activities', which requires enhanced disclosure about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for, and how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. This statement will be effective for Talisman's 2009 reporting.

Hierarchy of Generally Accepted Accounting Principles

In May 2008, the FASB issued Statement 162, 'The Hierarchy of Generally Accepted Accounting Principles', which identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of entities that are presented in conformity with US GAAP. This statement will be effective for Talisman following the SEC's approval of the PCAOB's amendments to existing guidance, and its adoption is not expected to have a material impact on the Company.

new regulatory developments

On December 29, 2008, the SEC announced that it had approved amendments to modernize its oil and gas reporting requirements. These new rules are expected to be effective for fiscal years ending on or after December 31, 2009. The new rules will permit the use of new technologies to determine proved reserves, if those technologies have been demonstrated empirically to lead to reliable conclusions about reserves volumes. As a result of the changes companies will be permitted to disclose information on probable and possible reserves. The new rules will require companies to report the independence and qualifications of reserves preparer or auditor, and report their oil and gas reserves based on annual average prices determined by the prices in effect on the first day of each month, rather than year-end prices.

international financial reporting standards (IFRS)

In early 2008, the AcSB confirmed that IFRS will be adopted as Canadian GAAP to be applied to interim and annual reporting by publicly accountable enterprises, effective for January 1, 2011, including the compilation of comparatives for 2010.

Talisman has assembled a dedicated project team to review the impact of IFRS adoption, and to identify changes required to existing accounting policies and practices with the objective of enabling the Company to become IFRS compliant by 2011. This team reports regularly to a steering committee and regularly reports to senior management and the Audit Committee. The project team has developed an IFRS changeover plan and work therein has commenced. Under Phase I of the plan – to gather data, assess impacts and develop plans for conversion – a diagnostic report has been completed that identifies the high level differences between existing Canadian GAAP and IFRS. The project team is utilizing the results of the diagnostic report to undertake prioritized assessments and analyze the potential impact to accounting and other related processes and procedures, people and systems, and will be recommending to senior management and the Audit Committee appropriate accounting policies under IFRS. Once IFRS accounting policies have been selected, work will then focus on the development of plans for Phase II conversion. Phase I of the project is expected to be completed by December 31, 2009.

Talisman is monitoring the development of standards issued by the International Accounting Standards and the AcSB, as well as regulatory pronouncements issued by the Canadian Securities Administrators and the US Securities Exchange Commission, which may affect the timing, nature or disclosure of the Company's adoption of IFRS. In addition, Talisman is monitoring the development of guidance on how to apply IFRS to oil and gas exploration and development activities as prepared by a committee of the Canadian Association of Petroleum Producers, which is expected to be finalized in March 2009. Finally, the Company will also be monitoring the IFRS adoption efforts of its peers and considering impacts, if any, to Talisman's changeover plan.

The global financial crisis has not impacted Talisman's plans for conversion to IFRS.

risk factors

Talisman is exposed to a number of risks inherent in exploring for, developing and producing crude oil and natural gas. This section describes the risks and other matters that would be most likely to influence an investor's decision to purchase securities of Talisman.

Volatility of Oil and Natural Gas Prices

Talisman's financial performance is highly sensitive to prevailing prices of crude oil and natural gas. Fluctuations in crude oil or natural gas prices could have a material adverse effect on the Company's operations and financial condition, the value of its oil and natural gas reserves and its level of spending for oil and gas exploration and development. Prices for crude oil and natural gas fluctuate in response to changes in the supply of and demand for crude oil and natural gas, market uncertainty and a variety of additional factors that are largely beyond the Company's control. Oil prices are determined by international supply and demand. Factors which affect crude oil prices include the actions of OPEC, world economic conditions, government regulation, political stability in the Middle East and elsewhere, the availability of alternative fuel sources and weather conditions. Most natural gas prices realized by Talisman are affected primarily by North American supply and demand, weather conditions and by prices of alternative sources of energy. The development of oil and natural gas discoveries in offshore areas and the development of unconventional plays are particularly dependent on the outlook for oil and natural gas prices because of the large amount of capital expenditure required for development prior to commencing production.

A substantial and extended decline in the prices of crude oil or natural gas could result in delay or cancellation of drilling, development or construction programs, or curtailment in production or result in unutilized long-term transportation commitments, all of which could have a material adverse impact on the Company. The amount of cost oil required to recover Talisman's investment and costs in various PSCs is dependent on commodity prices, with higher commodity prices resulting in a lower amount of net after royalty oil and gas reserves booked by the Company.

Socio-Political Risks

The Company's operations may be adversely affected by political or economic developments or social instability, which are not within the control of Talisman, including, among other things, a change in crude oil or natural gas pricing policy, the risks of war, terrorism, abduction, expropriation, nationalization, renegotiation or nullification of existing concessions and contracts, taxation policies, economic sanctions, the imposition of specific drilling obligations, the development and abandonment of fields, fluctuating exchange rates and currency controls. As a result of activities in these areas and a continuing evolution of an international framework for corporate responsibility and accountability for international crimes, the Company could also be exposed to potential claims for alleged breaches of international law. In addition, Algeria and Iraq are members of OPEC. Talisman's operations in these countries may, therefore, be impacted by the application of OPEC quotas. Various countries in which the Company is active, including the Kurdistan region of northern Iraq, Indonesia, Algeria, Colombia and Peru, have been subject to recent economic or political instability and social unrest, military or rebel hostilities. In addition, Talisman regularly evaluates opportunities worldwide, and may in the future engage in projects or acquire properties in other nations that are experiencing economic or political instability and social unrest or military hostilities or are subject to United Nations or US sanctions. Some of the foregoing government actions may lead to political or reputational pressures on the Company from non-governmental organizations, home governments and investors.

Liquidity

The oil and gas industry is a capital intensive business. The Company may need to raise capital from time to time to fully execute its strategy, continue future drilling programs and take advantage of other business opportunities. The Company also relies on financial institutions to provide security in the form of letters of credit, most of which are provided to cover the costs of future dismantlement, site restoration and abandonment obligations in the UK. Letter of credit requirements in the UK are based on a number of factors. An increase in the estimated future cost of site restoration, a fall in commodity prices, a fall in the discount rate, or an increase in the value of the British pound may cause the Company's letter of credit requirements to increase, while a decrease in the estimated future cost of site restoration, an increase in commodity prices, a rise in the discount rate, or a decrease in the value of the British pound may cause the Company's letter of credit requirements to decrease. As at the date of this MD&A, as a result of the global financial situation, there has been a significant reduction in the availability of credit and letters of credit and a significant increase in the cost of credit. There can be no assurance that the Company will be able to raise the necessary capital through the bank markets or capital markets nor that the Company will be able to obtain the necessary letters of credit. While the Company may have access to other financing options, including the issuance of private debt or equity, the terms of the financing options may not be acceptable to the Company.

Project Completions Risk

Talisman manages a variety of projects, including exploration and development projects and the construction or expansion of facilities and pipelines. Project delays may impact expected revenues and project cost overruns could make projects uneconomic. Talisman's ability to complete projects depends upon numerous factors beyond the Company's control. These factors include the availability of processing capacity; the availability and proximity of pipeline capacity; the availability of drilling and other equipment; the ability to access lands; weather; unexpected cost increases; accidents; the availability of skilled labour, including engineering and project planning personnel; the need for government approvals and permits; and regulatory matters. Talisman utilizes materials and services, which are subject to general industry-wide conditions. Cost escalation for materials and services may be unrelated to commodity price changes and may continue to have a significant impact on project planning and economics.

Ability to Find, Develop or Acquire Additional Reserves

The Company's future success depends largely on its ability to find, develop or acquire additional oil and gas reserves that are economically recoverable. Hydrocarbons are a limited resource, which is subject to increasing competition from other companies, including national oil companies. Exploration and development drilling may not result in commercially productive reserves. Once production begins, reservoir performance may be less than projected. Successful acquisitions require an assessment of a number of factors, many of which are uncertain. These factors include recoverable reserves, exploration potential, future oil and gas prices, operating costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain.

Unconventional Program

The Company's strategy involves the development of an unconventional gas program in North America. The development of the unconventional gas program is dependent on the availability funding, the ability to find and retain skilled employees, the ability to procure the necessary materials, and is subject to technical risk. Should the unconventional gas program fail to result in significant production, the Company may amend its strategy to minimize the impact on the Company's results of operations and financial condition.

Uncertainty of Reserves Estimates

The process of estimating oil and gas reserves is complex and involves a significant number of assumptions in evaluating available geological, geophysical, engineering and economic data; therefore, reserves estimates are inherently uncertain. Talisman prepares all of its reserves information internally. The Company may adjust estimates of proved reserves based on production history, results of exploration and development drilling, prevailing oil and gas prices and other factors, many of which are beyond the Company's control. In addition, there are numerous uncertainties in forecasting the amounts and timing of future production, costs, expenses and the results of exploration and development projects. All estimates are, to some degree, uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, the classification of such reserves based on risk of recovery and the standardized measure of discounted future net cash flows, prepared by different engineers or by the same engineers at different times, may vary substantially. Talisman's actual production, taxes and development and operating expenditures with respect to its reserves will likely vary from such estimates and such variances could be material.

Estimates with respect to reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reservoirs, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be material, in the estimated reserves.

Government Regulations

Talisman's operations are governed by many levels of government, including municipal, state, provincial and federal governments, in numerous countries. The Company is subject to laws and regulations regarding health and safety, lease interests, taxes and royalties, among others. Failure to comply with the applicable laws can result in significant increases in costs, penalties and even losses of operating licences. If regulatory approvals or permits are delayed or not obtained, there can also be delays or abandonment of projects, decreases in production and increases in costs, and the Company may not be able to fully execute its strategy.

Governments may also amend or create new legislation, which could result in increased capital, operating and compliance costs. For example, the Alberta government's new royalty framework became effective in January 2009. Under current commodity prices, the impact on royalty burdens is limited to the loss of some royalty holidays that were not fully exhausted under the previous regime. If commodity prices increase, the royalty rates will increase significantly.

Environmental Risks

All phases of the oil and natural gas business are subject to environmental regulation pursuant to a variety of laws and regulations in the countries in which Talisman does business. These regulatory regimes are laws of general application that apply to the Company's business in the same manner as they apply to other companies or enterprises in the energy industry. Environmental legislation imposes, among other things, restrictions, liabilities and obligations in connection with the generation, handling, storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances to the environment. Environmental legislation also requires that pipelines, wells, facility sites and other properties associated with Talisman's operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Certain types of operations, including exploration and development projects, may require the submission and approval of environmental impact assessments or permit applications. In some cases, exploration and development activities may be precluded or restricted due to designation of areas as environmentally sensitive areas. Compliance with environmental legislation can require significant expenditures, and failure to comply with environmental legislation may result in the imposition of fines and penalties and liability for clean-up costs and damages. Additionally, the Company's business is subject to the trend toward increased civil liability for environmental matters. Although Talisman currently believes that the costs of complying with environmental legislation and dealing with environmental civil liabilities will not have a material adverse effect on the Company's financial condition or results of operations, there can be no assurance that such costs in the future will not have such an effect. Talisman expects to incur site restoration costs over a prolonged period as existing fields are depleted. The Company provides for asset retirement obligations in its annual Consolidated Financial Statements in accordance with Canadian GAAP. Additional information regarding asset retirement obligations is set forth in the notes to the annual Consolidated Financial Statements. There can be no assurances that the cost estimates and asset retirement obligations are materially correct and that the liabilities will occur when predicted.

Greenhouse Gas Emissions

Talisman is subject to various greenhouse gas (GHG) emissions reduction legislation. Current GHG emissions reduction legislation does not result in material compliance costs but compliance costs may increase in the future and may impact the Company's operations and financial results. Talisman operates in other jurisdictions, which currently do not have GHG emissions reduction legislation or where GHG emissions reduction legislation is being developed. If the Company becomes subject to additional GHG legislation, there can be no assurances that the compliance costs will be immaterial.

In Canada, the federal government released the Regulatory Framework for Air Emissions (the Framework) in April 2007. The Framework requires intensity-based reduction targets for GHG emissions. The detailed air emissions regulations have not yet been released. Talisman continues to engage in consultations with the federal government regarding the detailed regulations. It is likely that any mandated reduction in GHG emissions will result in increased compliance costs.

Starting in July 2007, Alberta's Climate Change and Emissions Management Act (the Act) requires facilities that emit more than 100,000 tonnes of GHG a year to reduce their emissions intensity by 12% from a 2003 to 2005 average baseline. Compliance options include making capital improvements, making operational improvements, purchasing offset credits to apply against the emission total or contributing to a technology fund for GHG emissions reduction. Talisman has one facility that is subject to the Act. It generated a credit surplus during the first compliance period and the Company expects to remain in a credit surplus under the existing Act.

The British Columbia government has implemented a revenue-neutral carbon tax effective July 1, 2008. The costs of the carbon tax were not material to Talisman in 2008. British Columbia is also a member of the Western Climate Initiative (the WCI). The WCI has released a draft Cap-and-Trade Program (Program) but the legislation to implement the Program has not been finalized. Talisman continues to engage in consultations with the BC government regarding the legislation. It is premature to predict the impact of the Program on Talisman.

In the UK, Phase II of the European Union Emissions Trading Scheme ("EU ETS") began in 2008 and will run until 2012. The EU ETS requires that member states set emissions limits for installations in their country covered by the scheme and assigns such installations an emissions cap. Installations may meet their cap by reducing emissions or by buying allowances from other participants. The Company expects a small credit surplus for 2008 once compliance reports have been approved by the regulator and expects to be close to the cap through Phase II. Phase III of the EU ETS begins in 2013 and will run until 2020. The legislation has not been finalized but the emissions caps will likely be reduced under Phase III. Although it is too early to predict the exact costs of compliance, it is likely that compliance costs will increase.

Prior to 2008, Talisman's Norwegian installations were subject to a CO_2 emissions tax, which was not material to Talisman. In 2008, the Norwegian government expanded its existing national emissions trading system for GHG, linking it to Phase II of the EU ETS. During Phase II, the Company will be required to purchase emissions credits corresponding to its total annual emissions, and to pay the CO_2 emissions tax. The Phase II compliance costs are not expected to be material to Talisman because the Norwegian government will reduce the CO_2 emissions tax so that total costs of the CO_2 emissions tax and emissions credit purchases are similar to the pre-2008 costs.

Talisman's assessment is that currently enacted legislation relating to greenhouse gas emissions will not have a material impact on the Company's results or financial position.

Recruitment, Retention and Succession

The success of Talisman is dependent upon its management and the quality of its personnel. Failure to retain current employees or to attract and retain new employees with the necessary skills could have a materially adverse effect on Talisman's growth and profitability. Although the demand for personnel has reduced recently, competition for the services of key oil and gas professionals remains high. In addition, a significant percentage of the workforce will be eligible for retirement in the next few years.

Operational Hazards and Responsibilities

Oil and gas drilling and producing operations are subject to many risks, including the possibility of fire, explosions, mechanical failure, pipe failure, chemical spills, accidental flows of oil, natural gas or well fluids, sour gas releases, contamination of oil and gas, storms or other adverse weather conditions and other occurrences or incidents, which could result in personal injury or loss of life, damage or destruction of properties, environmental damage, cost of remedying such conditions or incidents, regulatory investigations and penalties and liability to third parties. The Company has an HSE/OI management framework to mitigate physical risks. The Company also mitigates insurable risks to protect against significant losses by maintaining a comprehensive insurance program, while maintaining levels and amounts of risk within the Company that management believes to be acceptable. Talisman believes its liability, property and business interruption insurance is appropriate to its business and consistent with common industry practice, although such insurance will not provide coverage in all circumstances.

Credit Rating Risk

Credit rating agencies evaluate the Company's business and financial condition and assign credit ratings to the Company. The credit ratings impact the Company's ability to obtain financing and the cost of financing. If any of the Company's credit ratings are downgraded, it may have a material impact on the Company's ability to raise financing, which in turn, may have an impact on the Company's ability to execute its strategic plan.

Counterparty Credit Risk

In the normal course of business, Talisman enters into contractual relationships with counterparties in the energy industry and other industries, including counterparties to interest rate hedging, foreign exchange hedging and commodity derivative arrangements. If such counterparties do not fulfil their contractual obligations to the Company, it may suffer losses, may have to proceed on a sole risk basis, may have to forego opportunities or may have to relinquish leases or blocks. As at the date of this MD&A, the decrease in commodity prices and the reduction in the availability of credit has weakened the financial position of many companies and the likelihood of any of the Company's counterparties failing to fulfil their obligations has increased. While the Company maintains a risk management system that limits exposures to any one counterparty to what management deems to be reasonable, losses due to counterparties failing to fulfil their contractual obligations may impact Talisman's financial condition.

Dependence on Third Party Operators

Other companies operate some of the assets in which Talisman has interests. As a result, Talisman may have limited ability to exercise influence over operations of these assets or their associated costs, which could adversely affect the Company's financial performance and full implementation of Talisman's HSE policy. The success and timing of Talisman's activities on assets operated by others will, therefore, depend on a number of factors that may be outside of the Company's control, including the timing and amount of capital expenditures, the operator's expertise and financial resources, the approval of other participants, the selection of technology and risk management practices. For information on the percentages of assets that are operated/non-operated by Talisman, see 'Description of the Business' in the Company's AIF.

Litigation

From time to time, Talisman is the subject of litigation arising out of the Company's operations. Specific disclosure of current legal proceedings, and the risks associated with current proceedings and litigation generally, is provided under the heading 'Legal Proceedings' in the Company's AIF.

Information System Risk

Talisman depends on a variety of information systems to operate effectively. A failure of any one of the information systems or a failure among the systems could result in operational difficulties, damage or loss of data, productivity losses or result in unauthorized knowledge and use of information.

Competition

The petroleum industry is highly competitive. Specific disclosure regarding competition is provided under the heading 'Competitive Conditions' in the Company's AIF.

Risk Management Contracts

Talisman monitors the Company's exposure to variations in commodity prices, interest rates and foreign exchange rates. In response, Talisman periodically enters into physical delivery transactions for commodities of fixed or collared prices and into derivatives financial instruments to reduce exposure to unfavourable movements in commodity prices, interest rates and foreign exchange rates. The terms of these contracts or instruments may limit the benefit of favourable changes in commodity prices, interest rates and currency values and may result in financial or opportunity loss due to delivery commitments, royalty rates and counterparty risks associated with contracts.

Interest Rate Risk

Talisman has a combination of fixed and floating rate debt and is therefore exposed to interest rate risk. Borrowing in floating rates exposes the Company to short-term movements in interest rates, while borrowing in fixed rates exposes the Company to mark-to-market interest rate risk as well as reset risk at the debt maturity. This risk could increase the Company's cost of capital and could impact Talisman's financial performance.

Exchange Rate Fluctuations

Talisman's Consolidated Financial Statements are presented in C$. Results of operations are affected primarily by the exchange rates between the C$, the US$, UK£ and NOK. These exchange rates may vary substantially. Most of the Company's revenue is received in or is referenced to US$ denominated prices, while the majority of Talisman's expenditures are denominated in C$, US$, UK£ and NOK. A change in the relative value of the C$ against the US$ or the UK£ would also result in an increase or decrease in Talisman's US$ or UK£ denominated debt, as expressed in C$, and the related interest expense. Talisman is also exposed to fluctuations in other foreign currencies.

Differences in Ownership Interests in Foreign Operations

In Canada and the US, the state or private landowners own oil and gas rights and lease those rights to corporations who are responsible for the development of such rights within the time frames described in the leases. This practice differs distinctly in some foreign countries in which Talisman does or may do business in the future. In those countries, the state often grants interests in large tracts of lands or offshore fields and maintains control over the development of the oil and gas rights, in some cases through equity participation in the exploration and development of the rights. This usually includes the imposition of obligations on Talisman to complete minimum work within specified time frames. Transfers of interests typically require state approval, which may delay or otherwise impede transfers. In addition, if a dispute arises in Talisman's foreign operations, the Company may be subject to the exclusive jurisdiction of foreign arbitration tribunals or foreign courts.

advisories

Forward-Looking Statements

This MD&A contains information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. Forward-looking information is included throughout this MD&A, including among other places, under the headings 'Outlook for 2009' and 'Risk Factors'. This forward-looking information includes, but is not limited to, statements regarding:

- expected increase in royalties;

- expected increase in stock-based compensation expense;

- planned 2009 capital program and sources of funding;

- expected ability of counterparties to meet their obligation;

- planned dispositions and timing of closing of transactions;

- expected decreases in current assets and liabilities during 2009;

- expected production during 2009;

- planned unconventional development pilots and projects;

- planned drilling, exploration, appraisal, building of processing facilities, acquisition of new lands, and project sanctioning;

- expected timing of first production in Malaysia, at Hai Su Den in Vietnam, and from El Merk in North Africa;

- expected impact of new accounting pronouncements; and

- other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance. Statements concerning oil and gas reserves contained in this MD&A may be deemed to be forward-looking information as they involve the implied assessment that the resource described can be profitably produced in the future.

With the exception of expected increase in stock-based compensation expense, the ability of counterparties to meet their obligations and the impact of accounting pronouncements, each of the forward-looking information listed above are based on Talisman's 2009 capital program as announced on January 13, 2009. The material assumptions supporting the 2009 capital program are (1) 2009 annual production of approximately 430 mboe/d; (2) a US$40/bbl WTI oil price for 2009 and (3) a US$5/mmbtu NYMEX natural gas price for 2009. 2009 production estimates are subject to the timing of development activities and include the anticipated completion of planned dispositions. The completion of any contemplated disposition is contingent on various factors including market conditions, the ability of the company to negotiate acceptable terms of sale and receipt of any required approvals of such dispositions.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and, in some instances, to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this MD&A. The material risk factors include, but are not limited to:

- the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;

- risks and uncertainties involving geology of oil and gas deposits;

- the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;

- the uncertainty of estimates and projections relating to production, costs and expenses;

- the impact of the economy and credit crisis on the ability of the counterparties to our commodity price derivative contracts to meet their obligations under the contracts;

- potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

- fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

- the outcome and effects of any future acquisitions and dispositions;

- health, safety and environmental risks;

- uncertainties as to the availability and cost of financing and changes in capital markets;

- risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);

- changes in general economic and business conditions;

- the possibility that government policies or laws may change or government approvals may be delayed or withheld;

- results of the Company's risk mitigation strategies, including insurance and hedging activities; and

- uncertainties as to the availability and cost of financing and changes in capital markets.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company's operations or financial results or strategy are included under the heading 'Risk Factors' and elsewhere in this MD&A. In addition, information is available in the Company's other reports on file with Canadian securities regulatory authorities and the SEC.

Forward-looking information is based on the estimates and opinions of the Company's management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

Reserves Data and Other Oil and Gas Information

Talisman's disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to Talisman by Canadian securities regulatory authorities, which permits Talisman to provide disclosure in accordance with US disclosure requirements. The information provided by Talisman may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). Talisman's proved reserves have been calculated using the standards contained in Regulation S-X of the SEC. US practice is to disclose net proved reserves after deduction of estimated royalty burdens. Talisman makes additional voluntary disclosure of gross proved reserves. The SEC normally permits oil and gas companies to disclose in their filings with the SEC only proved reserves that have been demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. Further information on the differences between the US requirements and the NI 51-101 requirements is set forth under the heading 'Note Regarding Reserves Data and Other Oil and Gas Information' in Talisman's AIF.

The exemption granted to Talisman also permits it to disclose internally evaluated reserves data. Any reserves data in this MD&A reflects Talisman's estimates of its reserves. While Talisman annually obtains an independent audit of a portion of its reserves, no independent qualified reserves evaluator or auditor was involved in the preparation of the reserves data disclosed in this MD&A.

report of management

Management is responsible for the Consolidated Financial Statements.

Management has prepared the Consolidated Financial Statements in accordance with accounting principles generally accepted in Canada (with a reconciliation to accounting principles generally accepted in the United States). If alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has ensured that the Consolidated Financial Statements are presented fairly in all material respects. Management has also prepared the financial information presented elsewhere in the Annual Financial Report and ensured that it is consistent with information in the Consolidated Financial Statements.

The Board of Directors is responsible for reviewing and approving the Consolidated Financial Statements and Management's Discussion and Analysis and, primarily through its Audit Committee, ensures that management fulfils its responsibilities for financial reporting.

The Audit Committee is appointed by the Board of Directors and is composed entirely of unrelated, independent directors. The Audit Committee meets regularly with management, and with the internal and external auditors, to discuss internal controls and reporting issues and to satisfy itself that each party is properly discharging its responsibilities. It reviews the Consolidated Financial Statements and the external auditors' report. The Audit Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the external auditors.

Ernst & Young LLP, the external auditors, have audited the Consolidated Financial Statements in accordance with auditing standards generally accepted in Canada and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. Ernst & Young LLP have full and free access to the Audit Committee.

management report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934, as amended.

Management has conducted an evaluation of the Company's internal control over financial reporting based on criteria established in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on management's assessment as of December 31, 2008, the end of the Company's fiscal year, management has concluded that the Company's internal control over financial reporting is effective.

The results of management's assessment were reviewed with the Audit Committee of the Company's Board of Directors. Ernst & Young LLP, the independent registered public accounting firm that audited the Company's consolidated financial statements included herewith, independently assessed the effectiveness of the Company's internal control over financial reporting. Ernst & Young LLP's attestation is located in the Independent Auditors' Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States), which is an exhibit to the Company's Annual Report on Form 40-F.





John A. Manzoni
President and Chief Executive Officer

March 4, 2009

L. Scott Thomson
Executive Vice-President, Finance and Chief Financial Officer

independent auditors' report on internal controls under standards of the public company accounting oversight board (united states)

To the Shareholders of **Talisman Energy Inc.**

We have audited **Talisman Energy Inc**.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Talisman Energy Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Talisman Energy Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheets of Talisman Energy Inc. as at December 31, 2008 and 2007 and the Consolidated Statements of Income, Changes in Shareholders' Equity, Comprehensive Income and Cash Flows for each of the years in the three-year period ended December 31, 2008, and our report dated March 4, 2009, expressed an unqualified opinion thereon.

Ernst & Young LLP

Chartered Accountants
March 4, 2009
Calgary, Canada

independent auditors' report on financial statements

To the Shareholders of Talisman Energy Inc.

We have audited the Consolidated Balance Sheets of **Talisman Energy Inc.** (the "Company") as at December 31, 2008 and 2007 and the Consolidated Statements of Income, Changes to Shareholders' Equity, Comprehensive Income and Cash Flows for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in conformity with Canadian generally accepted accounting principles.

As discussed in note 2 to the consolidated financial statements, in 2008 the Company changed its method of accounting for inventories. Also, as discussed in note 2 to the Consolidated Financial Statements, in 2007 the Company changed its method of accounting for financial instruments, comprehensive income and hedges, and its method of accounting for uncertainty in income taxes.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 4, 2009, expressed an unqualified opinion thereon.

Ernst & Young LLP

Chartered Accountants
March 4, 2009
Calgary, Canada

consolidated balance sheets

December 31 (millions of C$)	2008	2007
		(restated – notes 2 and 3)
Assets		
Current		
Cash and cash equivalents	93	536
Accounts receivable (note 5)	2,452	1,103
Inventories (note 6)	181	100
Prepaid expenses	16	12
Assets of discontinued operations (note 3)	186	174
	2,928	1,925
Other assets (note 7)	235	171
Goodwill (note 4)	1,283	1,325
Property, plant and equipment (note 8)	19,487	17,347
Assets of discontinued operations (note 3)	342	652
	21,347	19,495
Total assets	24,275	21,420
Liabilities		
Current		
Bank indebtedness	81	15
Accounts payable and accrued liabilities	1,918	1,879
Income and other taxes payable	468	375
Future income taxes (note 19)	300	–
Liabilities of discontinued operations (note 3)	51	93
	2,818	2,362
Deferred credits	51	21
Asset retirement obligations (note 9)	2,028	1,888
Other long-term obligations (note 11)	173	140
Long-term debt (note 10)	3,961	4,862
Future income taxes (note 19)	4,032	4,038
Liabilities of discontinued operations (note 3)	62	146
	10,307	11,095
Contingencies (note 16)		
Shareholders' equity		
Common shares, no par value (note 13)		
Authorized: unlimited		
Issued and outstanding:		
2008 – 1,015 million (2007 – 1,019 million)	2,372	2,437
Contributed surplus	84	64
Retained earnings	8,966	5,651
Accumulated other comprehensive loss (note 14)	(272)	(189)
	11,150	7,963
Total liabilities and shareholders' equity	24,275	21,420

See accompanying notes.

On behalf of the Board





Douglas D. Baldwin
Chairman of the Board

Robert G. Welty
Director

consolidated statements of income

Years ended December 31 (millions of C$)	**2008**	2007	2006
		(restated – note 3)	(restated – note 3)
Revenue			
Gross sales	**11,779**	8,861	8,524
Hedging gain/(loss) (note 15)	**(28)**	104	66
Gross sales, net of hedging	**11,751**	8,965	8,590
Less royalties	**2,091**	1,558	1,469
Net sales	**9,660**	7,407	7,121
Other (note 17)	**146**	145	109
Total revenue	**9,806**	7,552	7,230
Expenses			
Operating	**2,025**	1,854	1,508
Transportation	**208**	205	202
General and administrative	**295**	223	233
Depreciation, depletion and amortization	**2,979**	2,177	1,813
Dry hole	**492**	607	213
Exploration	**431**	315	313
Interest on long-term debt	**168**	207	165
Stock-based compensation (recovery) (note 13)	**(73)**	(15)	51
(Gain)/loss on held-for-trading financial instruments (note 15)	**(1,664)**	25	–
Other, net (note 18)	**(183)**	34	(37)
Total expenses	**4,678**	5,632	4,461
Income from continuing operations before taxes	**5,128**	1,920	2,769
Taxes (note 19)			
Current income tax	**1,497**	700	671
Future income tax (recovery)	**119**	(58)	519
Petroleum revenue tax	**176**	258	283
	1,792	900	1,473
Net income from continuing operations	**3,336**	1,020	1,296
Net income from discontinued operations (note 3)	**183**	1,058	709
Net income	**3,519**	2,078	2,005
Per common share (C$)			
Net income from continuing operations	**3.28**	0.99	1.19
Diluted net income from continuing operations	**3.23**	0.97	1.16
Net income from discontinued operations	**0.18**	1.02	0.65
Diluted net income from discontinued operations	**0.17**	1.00	0.63
Net income	**3.46**	2.01	1.84
Diluted net income	**3.40**	1.97	1.79
Average number of common shares outstanding (millions) – basic	**1,017**	1,032	1,092
Average number of common shares outstanding (millions) – diluted	**1,034**	1,056	1,122

See accompanying notes.

consolidated statements of comprehensive income

Years ended December 31 (millions of C$)	2008	2007	2006
Net income	**3,519**	2,078	2,005
Foreign currency – translation of self-sustaining foreign operations [1]	**(2,286)**	947	179
Foreign currency – translation into reporting currency	**2,186**	(1,242)	208
Gains and losses on derivatives designated as cash flow hedges			
Unrealized gains (losses) arising during the period [2]	**3**	(15)	–
Realized (gains) losses recognized in net income [3]	**14**	(83)	–
	17	(98)	–
Other comprehensive income	**(83)**	(393)	387
Comprehensive income	**3,436**	1,685	2,392

1. Includes net investment hedging gain of $259 million (2007 – $168 million loss)

2. Net of tax of $1 million (2007 – ($17) million)

3. Net of tax of ($14) million (2007 – $31 million)

See accompanying notes.

consolidated statements of changes in shareholders' equity

December 31 (millions of C$)	2008	2007	2006
Common shares (note 13)			
Balance at beginning of year	**2,437**	2,533	2,609
Issued on exercise of stock options	**3**	14	8
Purchased during the year	**–**	(110)	(84)
Acquisition of common shares for performance share unit plan	**(68)**	–	–
Balance at end of year	**2,372**	2,437	2,533
Contributed surplus			
Balance at beginning of year	**64**	67	69
Purchase of common shares	**–**	(3)	(2)
Stock-based compensation (note 13)	**20**	–	–
Balance at end of year	**84**	64	67
Retained earnings			
Balance at beginning of year	**5,651**	4,585	3,316
Transitional adjustment on adoption of new accounting policies (note 2)	**–**	7	–
Net income	**3,519**	2,078	2,005
Common share dividends (note 13)	**(204)**	(180)	(163)
Purchase of common shares	**–**	(839)	(573)
Balance at end of year	**8,966**	5,651	4,585
Accumulated other comprehensive income (loss) (note 14)			
Balance at beginning of year	**(189)**	122	(265)
Transitional adjustment on adoption of new accounting policies (note 2)	**–**	82	–
Other comprehensive income (loss)	**(83)**	(393)	387
Balance at end of year	**(272)**	(189)	122

See accompanying notes.

consolidated statements of cash flows

Years ended December 31 (millions of C$)	**2008**	2007	2006
		(restated – note 3)	(restated – note 3)
Operating			
Net income from continuing operations	**3,336**	1,020	1,296
Items not involving cash (note 20)	**2,191**	2,649	2,367
Exploration	**431**	315	313
	5,958	3,984	3,976
Changes in non-cash working capital (note 20)	**(9)**	(257)	(374)
Cash provided by continuing operations	**5,949**	3,727	3,602
Cash provided by discontinued operations	**205**	343	772
Cash provided by operating activities	**6,154**	4,070	4,374
Investing			
Corporate acquisitions, net of cash acquired (note 4)	**–**	(209)	(66)
Capital expenditures			
Exploration, development and other	**(5,035)**	(4,298)	(4,349)
Property acquisitions (note 4)	**(436)**	(54)	(201)
Proceeds of resource property dispositions	**46**	41	112
Proceeds from investment disposition	**–**	243	–
Changes in non-cash working capital	**244**	(206)	246
Discontinued operations, net of capital expenditures	**207**	1,244	488
Cash used in investing activities	**(4,974)**	(3,239)	(3,770)
Financing			
Long-term debt repaid	**(3,869)**	(2,051)	(4,570)
Long-term debt issued	**2,425**	2,837	4,786
Common shares purchased, net	**1**	(946)	(656)
Acquisition of common shares for performance share plan	**(68)**	–	–
Common share dividends	**(204)**	(180)	(163)
Deferred credits and other	**8**	(42)	(77)
Changes in non-cash working capital	**(14)**	13	–
Cash used in financing activities	**(1,721)**	(369)	(680)
Effect of translation on foreign currency cash and cash equivalents	**32**	(5)	10
Net increase (decrease) in cash and cash equivalents	**(509)**	457	(66)
Cash and cash equivalents net of bank indebtedness, beginning of year	**521**	64	130
Cash and cash equivalents net of bank indebtedness, end of year	**12**	521	64
Cash and cash equivalents	**93**	536	103
Bank indebtedness	**81**	15	39
Cash and cash equivalents net of bank indebtedness, end of year	**12**	521	64

See accompanying notes.

notes to the consolidated financial statements

(tabular amounts in millions of C$, except as noted)

1. significant accounting policies

The Consolidated Financial Statements of Talisman Energy Inc. ("Talisman" or the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). A summary of the differences between accounting principles generally accepted in Canada and those generally accepted in the United States of America (US) is contained in note 24.

The Company is in the business of exploration, development, production and marketing of crude oil, natural gas and natural gas liquids.

a) Consolidation

The Consolidated Financial Statements include the accounts of Talisman and its subsidiaries. Substantially all of Talisman's activities are conducted jointly with others and the Consolidated Financial Statements reflect only the Company's proportionate interest in such activities.

b) Accounts Receivable

Accounts receivable are recorded based on the Company's revenue recognition policy. The allowance for doubtful accounts is management's best estimate of accounts receivable balances that may not be collectible, and is reviewed quarterly

c) Inventories

Product inventories, materials and supplies are valued at the lower of average cost and net realizable value.

d) Property, Plant and Equipment

The successful efforts method is used to account for oil and gas exploration and development costs. Under this method, acquisition costs of oil and gas properties and costs of drilling and equipping development wells are capitalized. Exploration well costs are initially capitalized and, if subsequently determined to have not found sufficient reserves to justify commercial production, are charged to dry hole expense. Exploration well costs that have found sufficient reserves to justify commercial production, but those reserves cannot be classified as proved, continue to be capitalized as long as sufficient progress is being made to assess the reserves and economic viability of the well and/or related project. All other exploration costs, including geological and geophysical costs and annual lease rentals, are charged to exploration expense when incurred.

Producing properties and significant unproved properties are assessed annually, or more frequently as economic events dictate, for potential impairment. Any impairment loss is the difference between the carrying value of the asset and its fair value. Fair value is calculated as the present value of estimated expected future cash flows from proved, probable and, as appropriate, possible reserves.

Repairs and maintenance costs, other than major turnaround costs, are charged as an expense when incurred.

Well injection costs incurred to stimulate depleted wells are charged as an expense when incurred. Certain stimulation costs which increase production and reserves, extending beyond one year, are deferred in property, plant and equipment, and depleted using the unit of production method. The accounting of these costs varies within the industry. Others in the industry, including companies that follow the successful efforts method to account for oil and gas exploration and development costs, may account for these costs differently.

e) Depreciation, Depletion and Amortization (DD&A)

Capitalized costs of proved oil and gas properties are depleted using the unit of production method. For purposes of these calculations, production and reserves of natural gas are converted to barrels (bbls) on an energy equivalent basis at a ratio of six thousand cubic feet (mcf) of natural gas for one barrel (bbl) of oil. Depletion rates are updated annually unless there is a material change in circumstances, in which case they would be updated more frequently. Material changes in year-end reserves are reflected in the fourth quarter depletion rate.

Successful exploratory wells and development costs are depleted over proved developed reserves. However, to the extent significant development costs are incurred in connection with proved undeveloped reserves, such costs are excluded from depletion until the reserves are developed. To the extent a property has nil proved reserves, the remaining net book value and ongoing development costs are depleted immediately.

Acquired resource properties with proved reserves, including offshore platform costs, are depleted over proved reserves. Acquisition costs of probable reserves are not depleted or amortized while under active evaluation for commercial reserves. Costs are transferred to depletable costs as proved reserves are recognized.

Costs associated with significant development projects are not depleted until the asset is substantially complete and ready for its intended use. Unproved land acquisition costs that are individually material are not amortized, but are assessed for impairment and transferred to depletable costs as proved reserves are recognized. Unproved land acquisition costs that are individually immaterial are amortized on a straight-line basis over the average lease term. Gas plants, net of estimated salvage values, are depreciated on a straight-line basis over their estimated remaining useful lives, not to exceed the estimated remaining productive lives of related fields. Pipelines and corporate assets are depreciated using the straight-line method at annual rates of 4% and 5% to 33%, respectively. Gas plants and pipelines in the United Kingdom (UK) and Scandinavia are depreciated using the unit of production method based on the related fields.

f) Asset Retirement Obligations (ARO)

The fair value of the statutory, contractual or legal liability associated with the retirement and reclamation of tangible long-lived assets is recorded when incurred, with a corresponding increase to the carrying amount of the related assets. The increase to capitalized costs is amortized to net income on a basis consistent with DD&A of the underlying assets. Subsequent changes in the estimated fair value of the ARO are capitalized and amortized over the remaining useful life of the underlying asset.

The ARO liabilities are carried on the Consolidated Balance Sheets at their discounted present value and are accreted over time for the change in their present value, with this accretion charge included in DD&A. Actual expenditures incurred are charged against the accumulated obligation. Any difference between the recorded ARO and the actual retirement costs incurred is recorded as a gain or loss in the settlement period.

g) Capitalized Interest

Interest costs associated with major development projects are capitalized until the necessary facilities are completed and ready for use. These costs are subsequently amortized to income with the related assets.

h) Royalties

Certain of the Company's foreign operations are conducted jointly with the respective national oil companies. These operations are reflected in the Consolidated Financial Statements based on Talisman's working interest in such activities. All other government takes, other than income taxes, are considered to be royalty interests. Royalties on production from these joint foreign operations represent the entitlement of the respective governments to a portion of Talisman's share of crude oil, liquids and natural gas production and are recorded using rates in effect under the terms of contracts at the time of production.

i) Petroleum Revenue Tax (PRT)

UK PRT is accounted for using the life-of-field method, whereby total future PRT is estimated using current reserves and anticipated costs and prices and charged to income based on net operating income as a proportion of estimated future net operating income. Changes in the estimated total future PRT are accounted for prospectively.

j) Foreign Currency Translation

The Company's self-sustaining operations, which include the Canadian, UK and Norwegian operations, are translated into US$ using the current rate method, whereby assets and liabilities are translated at year-end exchange rates, while revenues and expenses are converted using average rates for the period. Gains and losses on translation to US$ relating to self-sustaining operations are deferred and included in a separate component of shareholders' equity described as accumulated other comprehensive income (loss).

The remaining foreign operations are not considered self-sustaining and are translated using the temporal method. Under this method, monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated at rates in effect on the dates the assets were acquired or liabilities were assumed. Revenues and expenses are translated at rates of exchange prevailing on the transaction dates. Gains and losses on translation are reflected in income when incurred.

The Company's financial results have been reported in C$, with amounts translated to C$ as follows: assets and liabilities at the rate of exchange in effect at the applicable balance sheet date and revenues and expenses at the average exchange rates for the periods. The Company's share capital accounts, including its common shares and contributed surplus, are translated at rates in effect at the time of issuance. Unrealized gains and losses resulting from the translation to C$ are included in accumulated other comprehensive income (loss).

k) Employee Benefit Plans

The cost of pensions and other retirement benefits earned by employees is determined using the projected benefit method pro-rated on service and management's best estimate of expected plan investment performance, salary escalation and retirement ages of employees. There is uncertainty relating to the assumptions used to calculate the net benefit plan expense and accrued benefit obligation, which are long-term, consistent with the nature of employee future benefits.

The discount rate used to determine the accrued benefit obligation is determined by reference to market interest rates at the measurement date on high quality debt instruments with cash flows that match the timing and amount of expected benefit payments. For purposes of calculating the expected return on plan assets, those assets are valued at fair value. The excess of the cumulative unamortized net actuarial gain or loss over 10% of the greater of the accrued benefit obligation and the fair value of plan assets at the beginning of the year is amortized over the average remaining service life of active employees. The unamortized transitional assets and obligations and past service costs are being amortized over the average remaining service period of active employees expected to receive benefits under the benefit plans.

l) Financial Instruments

Non-hedge financial instruments

The Company classifies its financial instruments into one of the following categories: held-for-trading (assets and liabilities), assets available-for-sale, loans and receivables, assets held-to-maturity and other financial liabilities. All financial instruments are measured at fair value on initial recognition. Transaction costs are included in the initial carrying amount of financial instruments except for held-for-trading items, in which case they are expensed as incurred. Measurement in subsequent periods depends on the classification of the financial instrument.

Financial assets and liabilities held-for-trading are subsequently measured at fair value with changes in fair value recognized in net income. Financial assets available-for-sale are subsequently measured at fair value with changes in fair value recognized in other comprehensive income, net of tax.

Financial assets held-to-maturity, loans and receivables, and other financial liabilities are subsequently measured at amortized cost using the effective interest rate method.

Cash equivalents are classified as held-for-trading and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments. Accounts receivable and certain other assets that are financial instruments are classified as loans and receivables. Accounts payable and accrued liabilities, other long-term obligations and current and long-term debt are classified as other financial liabilities.

Financial instruments that are derivative contracts are considered held-for-trading unless they are designated as a hedge. The financial derivative contracts outstanding at December 31, 2008 are disclosed in note 15.

Canadian Institute of Chartered Accounts (CICA) section 3855 requires that an asset or liability be recognized for certain embedded derivatives by separating them from their host contracts and measuring them at fair value. Talisman has elected the beginning of its fiscal year-end December 31, 2003 as the effective date for embedded derivatives. Consequently, only embedded derivatives in contracts entered into or acquired or substantially modified on or after January 1, 2003 are subject to the measurement provisions of these standards.

Hedges

In conducting its business, the Company may use derivative financial instruments in order to manage risks associated with fluctuations in commodity prices, interest rates and foreign currency exchange rates. The Company may designate financial instruments as a hedging instrument for accounting purposes.

Hedge accounting requires the designation of a hedging relationship, including a hedged and a hedging item, identification of the risk exposure being hedged and reasonable assurance that the hedging relationship will be effective throughout its term. In addition, in the case of anticipated transactions, it must also be probable that the transaction designated as being hedged will occur. The Company assesses, both at the hedge's inception and on an ongoing basis, whether the derivative financial instruments that have been designated as hedges are highly effective in offsetting changes in fair value or cash flows of the hedged items.

If the derivative financial instrument that has been designated as a hedge is terminated or is no longer designated as part of the hedging relationship, the gain or loss on the hedge at that date is deferred in other comprehensive income and recognized in net income concurrently with the anticipated transaction. If it is probable that the transaction designated as being hedged will not occur substantially as and when identified at the inception of the hedging relationship, the gain or loss on the hedge at that date is recognized in net income immediately.

Cash flow hedges – The effective portion of changes in the fair value of financial instruments designated as cash flow hedges is recognized in other comprehensive income, net of tax, with any ineffective portion being recognized immediately in net income. Gains and losses are recovered from other comprehensive income and recognized in net income in the same period as the hedged item is realized.

Fair value hedges – Both the financial instrument designated as the hedging item and the portion of the underlying hedged asset or liability attributable to the hedged risk are measured at fair value. Changes in the fair value of the financial instrument designated as the hedging item and changes in the fair value of the hedged item attributable to the hedged risk are reflected in net income immediately.

Net investment hedges – Foreign exchange gains and losses on debt designated as a net investment hedge are recognized in other comprehensive income. These gains and losses are recovered from other comprehensive income and recognized in net income if the net investment is reduced below the value of such debt.

The Company enters into physical commodity contracts in the normal course of business, including contracts with fixed terms. The natural gas sales contracts outstanding at December 31, 2008 are disclosed in note 15. The Company's production is expected to be sufficient to deliver all required volumes under these contracts. No amounts are recognized in the Consolidated Financial Statements related to these contracts until such time as the associated volumes are delivered.

m) Comprehensive Income and Equity

The Consolidated Statements of Comprehensive Income reflect net income and the changes in accumulated other comprehensive income in the year. Changes in accumulated other comprehensive income are comprised of changes in the fair value of financial instruments designated as hedges, to the extent they are effective, gains and losses recovered from other comprehensive income and recognized in net income, and foreign currency translation gains or losses arising from the translation of the Company's self-sustaining foreign operations, and translation from the Company's functional currency to its presentation currency.

The Company's operations in Canada, the UK and Norway are self-sustaining and their economic exposure is more closely tied to their respective domestic currencies. Accordingly, these operations are measured in Canadian dollars (C$), British pounds sterling (UK£) and Norwegian kroner (NOK), respectively, and translated to the Company's functional currency of US$ using the current rate method. The translation of self-sustaining foreign operations into the Company's functional currency is recorded in other comprehensive income. The effect of translating the Consolidated Financial Statements from the Company's functional currency of US$ into its presentation currency of C$ is recorded in other comprehensive income.

n) Income Taxes

Talisman uses the liability method to account for income taxes. Under the liability method, future income taxes are based on the differences between assets and liabilities reported for financial accounting purposes from those reported for income tax. Future income tax assets and liabilities are measured using substantively enacted tax rates. The impact of a change in tax rate is recognized in net income in the period in which the tax rate is substantively enacted. The Company recognizes in its financial statements the best estimate of the impact of a tax position by determining if the available evidence indicates whether it is more likely than not, based solely on technical merits, that the position will be sustained on audit. For those tax positions meeting the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is greater than 50% likely of being realized on settlement with the taxing authority.

Certain of the Company's contractual arrangements in foreign jurisdictions stipulate that income taxes be paid by the respective national oil company out of its entitlement share of production. Such amounts are included in income tax expense at the statutory tax rate in effect at the time of production.

o) Revenue Recognition

Revenues associated with the sale of crude oil, natural gas and liquids are recognized when title passes from the Company to the customer. For the Company's international operations, generally, customers take title when the crude oil is loaded onto a tanker. The

Company employs the entitlement method in accounting for crude oil sales and records a receivable from a joint interest participant if a participant sells more than its proportionate share of crude oil production. Crude oil and natural gas produced and sold, below or above the Company's working interest share in the related resource properties, results in production underliftings or overliftings. Underliftings are recorded as inventory at the cost to produce and transport the product to storage tanks and overliftings are recorded in accounts payable and accrued liabilities. Underliftings are reversed from inventory when the crude oil is lifted and sold, with the sales proceeds recorded as revenue and the cost of the inventory expensed. Overliftings are reversed from accounts payable and accrued liabilities when sufficient volumes are produced to make up the overlifted volume. Amounts received under take-or-pay gas sales contracts in respect of undelivered volumes are accounted for as deferred income in accounts payable and accrued liabilities and recognized as revenue when volumes are delivered. Transportation expenses are reported as a separate expense and not netted off against revenue.

Gross sales as reported represents the Company's share of revenues from the sale of crude oil, natural gas and liquids and is presented before royalty payments to governments and other mineral interest owners.

A significant portion of the Company's operations outside North America, the UK and Scandinavia are governed by Production Sharing Contracts. Under PSCs, revenues are derived from cost recovery oil and gas and profit oil and gas. Generally, cost recovery oil and gas allows the Company to recover its capital and production costs and, as appropriate, the costs carried by the Company on behalf of state oil companies from production. Profit oil is allocated to the host government and contract parties in accordance with their respective equity interests.

All taxes collected from customers that are remitted to governments are excluded from revenues.

p) Leases

Leases that transfer substantially all of the benefits and risks of ownership to Talisman are accounted for as capital leases and recorded as property, plant and equipment, together with an offsetting liability. All other leases are accounted for as operating leases and the lease costs are expensed as incurred.

q) Stock-Based Compensation

Talisman has stock option plans, a performance share unit (PSU) plan, a cash unit plan, a deferred share unit plan and a restricted share unit plan for employees and directors, which are described in note 13. With the exception of the PSU plan, all plans must or may be settled in cash at the option of the holder and, consequently, they are classified as liability instruments and measured at their intrinsic value, less any unvested portion. Unvested options accrue evenly over the vesting period. The intrinsic value is determined as the difference between the market value of the Company's common shares and the exercise price of the options or units. This obligation is revalued each reporting period and the change in the obligation is recognized as stock-based compensation expense (recovery), except for the changes related to deferred share units and restricted share units, which are included in general and administrative expenses. For the PSU plan, the Company determines the fair value of the units on the date of grant using the Black-Scholes option pricing model and recognizes the fair value over the vesting period of the units as compensation expense and contributed surplus.

r) Goodwill

Goodwill represents the excess purchase price over the fair value of identifiable assets and liabilities acquired in business combinations. Goodwill is not amortized but is subject to impairment reviews in the fourth quarter of each year, or more frequently as economic events dictate, based on the fair value of the reporting units. The impairment test requires that goodwill be allocated to reporting units. Talisman has determined its reporting units by aggregating components having similar economic characteristics and/or are in similar geographic locations. These reporting units correspond with the segments described in note 23. The fair value of each reporting unit is determined and compared to the book value of the reporting unit. If the fair value of the reporting unit is less than the book value, then a second test is performed to determine the amount of the goodwill impairment. The amount of the impairment is determined by deducting the fair value of the reporting unit's individual assets and liabilities from the fair value of the reporting unit to determine the implied fair value of goodwill and comparing that amount to the book value of the reporting unit's goodwill. Any excess of the book value of goodwill over the implied fair value of goodwill is the impairment amount.

s) Net Income and Diluted Net Income Per Share

Net income per share is calculated by dividing net income by the weighted average number of common shares outstanding. Diluted net income per share is calculated giving effect to the potential dilution that could occur if stock options were exercised in exchange for common shares.

The Company uses the treasury stock method to determine the dilutive impact of stock options. This method assumes that any proceeds from the exercise of in-the-money stock options would be used to purchase common shares at the average market price during the year.

t) Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit with banks and short-term investments with an original maturity of three months or less. Cash and cash equivalents are stated at cost, which approximates market value.

u) Measurement Uncertainty and Use of Estimates

To facilitate the timely preparation of the Consolidated Financial Statements, management has made estimates and assumptions regarding certain assets and liabilities and contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the period. Such estimates primarily relate to unsettled transactions and events as of the date of the Consolidated Financial Statements. Accordingly, actual results may differ from estimated amounts.

Purchase price allocations, DD&A and amounts used for impairment calculations are based on estimates of oil and natural gas reserves and commodity prices and capital costs required to develop those reserves. By their nature, estimates of reserves and the related future cash flows are subject to measurement uncertainty, and the impact of differences between actual and estimated amounts on the Consolidated Financial Statements of future periods could be material.

Inherent in the fair value calculation of ARO are numerous assumptions and judgments, including the ultimate settlement amounts, inflation factors, credit-adjusted discount rates, timing of settlement and changes in the legal, regulatory, environmental and political environments. To the extent future revisions to assumptions impact the fair value of the existing ARO liability, a corresponding adjustment is made to the oil and gas assets balance.

The values of pension assets and obligations and the amount of the net benefit plan expense charged to income depend on certain actuarial and economic assumptions which, by their nature, are subject to significant measurement uncertainty.

The measurement of income tax expense, in particular UK PRT, and the related provisions on the Consolidated Balance Sheets, is subject to uncertainty associated with future recoverability of oil and natural gas reserves, commodity prices, the timing of future events and changes in legislation, tax rates and interpretations by tax authorities.

The fair values of financial instruments are estimated based upon market or third party information. These estimates are subject to change with fluctuations in commodity prices, interest rates, foreign currency exchange rates and estimates of non-performance risk.

v) Reclassification

Certain information provided for prior years has been reclassified to conform to the presentation adopted in the current year.

2. changes in accounting policies

Adopted

a) Financial Instruments Presentation and Disclosure

Effective January 1, 2008, Talisman adopted the new CICA recommendations relating to Financial Instruments – Disclosure (section 3862) and Financial Instruments – Presentation (section 3863). The new disclosure required by section 3862 concerning the nature and extent of the risks associated with financial instruments, and how those risks are managed, is presented in note 15. As permitted, comparative information for the disclosure required by section 3862 has not been provided. The adoption of section 3863 had no impact upon Talisman's presentation, since the new standard carries forward the existing presentation requirements.

b) Inventories

Effective January 1, 2008, Talisman adopted retrospectively the new CICA recommendations relating to Inventories (section 3031). The new standard provides additional guidance concerning measurement, classification and disclosure and allows the reversal of writedowns to net realizable value when there is a change in the circumstances giving rise to the impairment. On adopting these recommendations, the Company reclassified inventory that is expected to be capitalized when consumed from other assets to property, plant and equipment, with comparative balances reclassified accordingly. The impact on the Consolidated Balance Sheet at December 31, 2007 was an increase of $216 million to property, plant and equipment and a decrease of $216 million to other assets.

c) Credit Risk and the Fair Value of Financial Assets and Liabilities

Effective December 31, 2008, Talisman retrospectively adopted the recommendations of Emerging Issues Committee abstract 173 relating to the fair value of financial assets and liabilities, which was issued in January 2009, without restatement of prior periods. The abstract requires that an entity's own credit risk and the credit risk of the counterparty are taken into account in determining the fair value of financial assets and liabilities, including derivative instruments, for presentation and disclosure purposes. The adoption of the abstract did not have a material impact on Talisman's financial position.

d) Capital Disclosures

Effective October 1, 2007, Talisman adopted the recommendations of the CICA relating to Capital Disclosures (section 1535), which establish standards for disclosure concerning an entity's objectives, policies and processes for managing capital. The disclosures required by section 1535 are presented in note 12.

e) Accounting Changes

Effective January 1, 2007, Talisman adopted the new CICA recommendations relating to Accounting Changes (section 1506). These require that voluntary changes in accounting policy may be made only if they result in more reliable and relevant information. Voluntary accounting policy changes and correction of prior period errors must be applied retrospectively, with a provision to apply accounting policy changes prospectively if it is impractical to determine prior period amounts. Changes in accounting estimates are applied prospectively. The adoption of these recommendations had no impact on Talisman, except for requiring disclosure of accounting recommendations issued by the CICA that have not yet been adopted because they are not effective until a future date.

f) Income Taxes

Effective January 1, 2007, Talisman adopted the Financial Accounting Standards Board (FASB) Interpretation No. 48 Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 (FIN 48) for purposes of accounting for its uncertain tax positions. The 2006 and cumulative effect of the change in accounting principle was not material.

To the extent that interest and penalties are assessed by taxing authorities on any underpayment of income tax, these amounts have been accrued and are classified as a component of income taxes on the Consolidated Statements of Income.

g) Comprehensive Income, Equity, Recognition and Measurement of Financial Instruments, Hedges

Effective January 1, 2007, Talisman adopted the new CICA accounting standards related to Comprehensive Income (section 1530), Equity (section 3251), Financial Instrument Recognition and Measurement (section 3855), Financial Instruments Disclosure and Presentation (section 3861), and Hedges (section 3865). Under these standards, the Company must classify all financial instruments into one of the following categories: loans and receivables, assets held-to-maturity, assets available-for-sale, other financial liabilities and held-for-trading (assets and liabilities).

As required, these standards were adopted prospectively without restatement of prior periods, except to reclassify the foreign currency translation adjustment and related net investment hedges. On adoption, Talisman did not have any held-for-trading or available-for-sale financial instruments. On January 1, 2007, all of Talisman's derivative contracts were designated as hedges.

The adjustment required to the January 1, 2007 Consolidated Balance Sheets to implement the change in accounting standards was as follows:

Impact increase/(decrease)	January 1, 2007
To recognize mark-to-market gains and losses on cash flow hedges	
Accounts receivable	122
Accounts payable and accrued liabilities	11
Other long-term obligations	(12)
Future income tax liabilities	34
Retained earnings	7
Accumulated other comprehensive income	82
To include unamortized transaction costs as a reduction of long-term debt	
Long-term debt	(41)
Other assets	(41)
To revalue hedged debt as part of fair value hedges	
Long-term debt	(14)
Other long-term obligations	14

Talisman's accounting policy for financial instruments following the adoption of these sections is presented in note 1l).

Not Yet Adopted

h) Goodwill and Intangible Assets

In February 2008, the CICA issued recommendations relating to the recognition, measurement and disclosure of goodwill and intangible assets (section 3064), which will be effective for Talisman's 2009 reporting. The adoption of these recommendations is not expected to have a material impact on Talisman.

i) Business Combinations

In January 2009, the CICA issued section 1582, Business Combinations, which prospectively establishes principles and requirements of the acquisition method for business combinations and related disclosures that will be effective for Talisman's 2011 reporting.

j) Consolidated Financial Statements

In January 2009, the CICA issued section 1601, Consolidated Financial Statements, which establishes standards for the preparation of consolidated financial statements that will be effective for Talisman's 2011 reporting. The adoption of these recommendations is not expected to have a material impact on Talisman.

k) International Financial Reporting Standards (IFRS)

In 2008, the CICA confirmed that publicly accountable enterprises will be required to adopt IFRS in place of Canadian GAAP for interim and annual reporting effective January 1, 2011. At the date of the Report of Management, the impact of the adoption of IFRS on the Company's Consolidated Financial Statements is not determinable.

3. discontinued operations

The assets and liabilities related to discontinued operations have been reclassified as assets or liabilities of discontinued operations on the Consolidated Balance Sheets. Operating results related to these assets and liabilities have been included in net income from discontinued operations on the Consolidated Statements of Income. Comparative period balances have been restated.

Net income from discontinued operations reported on the Consolidated Statements of Income comprises the following:

	For the 12 months ended December 31														
	North America			UK			Scandinavia			Other			Total		
	2008	2007	2006	**2008**	2007	2006	**2008**	2007	2006	**2008**	2007	2006	**2008**	2007	2006
Revenue															
Gross sales	**55**	262	571	**134**[1]	451[1]	705[1]	**46**	77	79	**180**	175	218	**415**	965	1,573
Royalties	**12**	58	125	**–**	38	42	**3**	4	4	**26**	19	32	**41**	119	203
Revenues, net of royalties	**43**	204	446	**134**	413	663	**43**	73	75	**154**	156	186	**374**	846	1,370
Expenses															
Operating, marketing and general	**8**	41	104	**81**	158	162	**5**	15	8	**15**	13	20	**109**	227	294
Interest[2]	**–**	–	7	**–**	–	11	**(2)**	(2)	1	**–**	–	–	**(2)**	(2)	19
Dry hole	**9**	5	4	**–**	5	–	**–**	–	–	**2**	67	79	**11**	77	83
Depreciation, depletion and amortization	**9**	45	119	**6**	17	110	**20**	79	50	**33**	33	35	**68**	174	314
Income from discontinued operations before income taxes	**17**	113	212	**47**	233	380	**20**	(19)	16	**104**	43	52	**188**	370	660
Taxes	**5**	33	62	**15**	122	192	**–**	(12)	5	**54**	53	48	**74**	196	307
Net gain (loss) on disposition, net of tax	**119**	581	147	**4**	303	209	**(54)**	–	–	**–**	–	–	**69**	884	356
Net income (loss) from discontinued operations	**131**	661	297	**36**	414	397	**(34)**	(7)	11	**50**	(10)	4	**183**	1,058	709

1. Includes $4 million, $70 million, and $67 million for 2008, 2007, and 2006, respectively, of other revenue related to pipeline and custom treating tariffs (see note 17).

2. Interest has been allocated to discontinued operations calculated on the portion of the Acquisition Credit Facility that was required to be repaid with proceeds from property dispositions.

The assets and liabilities of discontinued operations presented on the Consolidated Balance Sheets comprise the following:

	At December 31, 2008				
	North America	**UK**	**Scandinavia**	**Other**	**Total**
Assets					
Current assets	**–**	**29**	**1**	**17**	**47**
Property, plant and equipment, net	**14**	**89**	**63**	**237**	**403**
Future income taxes	**–**	**–**	**–**	**1**	**1**
Goodwill	**1**	**47**	**29**	**–**	**77**
Total assets[1]	**15**	**165**	**93**	**255**	**528**
Liabilities					
Current liabilities	**–**	**33**	**11**	**1**	**45**
Asset retirement obligations	**2**	**5**	**1**	**25**	**33**
Future income taxes	**–**	**10**	**25**	**–**	**35**
Total liabilities[1]	**2**	**48**	**37**	**26**	**113**

	At December 31, 2007				
	North America	UK	Scandinavia	Other	Total
Assets					
Current assets	5	32	12	30	79
Property, plant and equipment, net	111	77	250	214	652
Future income taxes	–	–	–	2	2
Goodwill	6	51	36	–	93
Total assets[1]	122	160	298	246	826
Liabilities					
Current liabilities	1	35	20	3	59
Asset retirement obligations	21	6	46	19	92
Future income taxes	–	11	77	–	88
Total liabilities[1]	22	52	143	22	239

1. Assets and liabilities of $342 million and $62 million respectively (2007 – $467 million and $79 million respectively) have been classified as long-term.

North America

In 2008, Talisman entered into an agreement to sell oil and gas producing assets in Western Canada for proceeds of $90 million, comprising cash and non-cash consideration. The sale is expected to be completed in the first quarter of 2009.

In 2008, Talisman completed the sale of gas producing assets in Western Canada for proceeds of $247 million, resulting in a gain of $119 million, net of tax of $40 million.

In 2007, Talisman sold oil and gas producing assets in Western Canada. These sales closed for proceeds of $746 million, resulting in a gain of $304 million, net of tax of $79 million.

In 2007, Talisman sold its 1.25% indirect interest in Syncrude Canada. The sale closed for proceeds of $472 million, consisting of cash of $229 million, net of adjustments and 8.2 million units of Canadian Oil Sands Trust, for a gain of $277 million, net of tax of $33 million. The Canadian Oil Sands Trust units were sold later in 2007 for approximately $262 million, crystallizing a gain of $19 million.

In 2006, Talisman sold certain non-core oil and gas producing assets in Western Canada for proceeds of $361 million, resulting in a gain of $147 million, net of tax of $61 million.

Talisman has entered into an agreement to sell assets in southeast Saskatchewan for proceeds of $720 million. These assets will be included in discontinued operations effective the first quarter of 2009. The sale is currently expected to be completed in the second quarter of 2009.

UK

In 2008, Talisman entered into an agreement to sell its assets in the Netherlands. The sale had an effective date of January 1, 2008 and closed in January 2009 for proceeds of approximately $600 million.

In 2007, Talisman entered into an agreement to sell assets in the UK, resulting in an after tax writedown of these assets of $32 million. The transaction closed in 2008 and additional after tax writedowns of $32 million were recorded.

In 2006, Talisman entered into an agreement to sell non-core oil and gas properties, with an effective date of January 1, 2007. This sale closed on December 31, 2007 for total proceeds of $510 million (including a $55 million deposit received in 2006), resulting in a gain of $335 million, net of tax of $64 million. An after tax post-closing adjustment gain of $36 million was recorded in 2008.

In 2006, Talisman sold certain non-core oil and gas producing assets in the UK. These sales closed for proceeds of $392 million, resulting in a gain of $209 million, net of tax of nil.

Scandinavia

In 2008, Talisman completed the sale of assets in Denmark for proceeds of $95 million, resulting in an after tax writedown of these assets of $46 million.

Talisman has entered into an agreement to sell a 10% share in the Yme field offshore development. These non-producing assets are included in discontinued operations, resulting in an after tax write-down of $8 million. The transaction is expected to be completed in the second quarter of 2009.

Other

Talisman is continuing to negotiate the sale of its assets in Trinidad and Tobago. The operating results of these interests and exploration licenses which have been relinquished are included in the results of discontinued operations.

4. acquisitions

RSX Energy Inc.

In 2008, Talisman acquired all of the outstanding shares of RSX Energy Inc. (RSX), a public company with natural gas assets located in the Outer Foothills and Peace River areas of northern Alberta. The shares were acquired for cash consideration of $95 million and the assumption of $6 million of long-term debt. The Company acquired RSX in order to expand its undeveloped land base in the Hinton area of Alberta.

The acquisition was accounted for using the purchase method and the assets and liabilities acquired were as follows:

Fair value of net assets acquired	North America
Property, plant and equipment	131
Asset retirement obligations	(2)
Working capital	(7)
Future income tax	(21)
	101

The results of RSX are included in the Consolidated Statements of Income with effect from the date of acquisition in the first quarter of 2008.

Tangguh LNG Project

On December 31, 2007, Talisman acquired 100% of the shares of a company having a 3.06% participating interest in the Tangguh LNG Project (Tangguh), located in Indonesia. The shares and certain obligations were acquired for a total cost of $280 million, comprising $213 million in cash and the assumption of $67 million of long-term debt. The Company entered into this transaction in order to further develop its business in Southeast Asia.

The acquisition was accounted for using the purchase method and the assets and liabilities attributable to Talisman's participating interest in Tangguh were as follows:

Fair value of net assets acquired	Southeast Asia
Property, plant and equipment	416
Net non-cash working capital	1
Asset retirement obligations	(2)
Future income tax	(135)
	280

The results of Talisman's interest in Tangguh are included in the Consolidated Statements of Income with effect from January 1, 2008.

Other Acquisitions

In 2008, Talisman acquired a 40% working interest in Block K44 in the Kurdistan region of northern Iraq for a total cost of $252 million, plus a three well commitment. The Company also entered into a seismic services agreement at a cost of $20 million related to Block K39 for a period of two years following which Talisman has the option to enter into a production sharing contract as operator of the block with a 60% working interest.

The acquisition was accounted for using the purchase method and the assets and liabilities attributable to Talisman's interests in Block K39 and Block K44 were as follows:

Fair value of net assets acquired	Other
Property, plant and equipment	429
Future income tax	(157)
	272

In 2008, Talisman completed a number of minor oil and gas property acquisitions in North America for a total cost of $71 million, comprising cash of $69 million and properties exchanged of $2 million.

In 2007, Talisman completed a number of minor oil and gas property acquisitions for a total cost of $40 million, comprising cash of $54 million and working capital assumed of $(17) million and properties exchanged of $3 million.

In 2006, Talisman completed a number of minor oil and gas property acquisitions for a total cost of $204 million. These acquisitions included oil and gas properties in North America, $17 million; the UK, $184 million; and Scandinavia, $3 million. The fair value of the net assets acquired has been assigned to property, plant and equipment, $510 million; ARO, $278 million; and future income tax, $28 million. Three transactions having a total cost of $181 million accounted for the majority of the acquisitions.

Fair value of net assets acquired	UK
Property, plant and equipment	487
Asset retirement obligations	(278)
Future income tax	(28)
	181

Goodwill

Changes in the carrying amount of the Company's goodwill are as follows:

	2008	2007
Balance at January 1 [1]	1,325	1,418
Foreign currency translation	(42)	(93)
Balance at December 31 [1]	1,283	1,325

1. $77 million (December 31, 2007 – $93 million, January 1, 2007 – $168 million) has been reclassified to assets of discontinued operations.

Goodwill has no tax basis.

5. accounts receivable

December 31	2008	2007
Trade receivables	1,274	1,104
Fair value of derivative contracts (note 15)	1,198	1
Allowance for doubtful accounts	(20)	(2)
	2,452	1,103

1. $35 million (December 31, 2007 – $62 million) has been reclassified to assets of discontinued operations.

6. inventories

December 31	2008	2007
Materials and supplies	59	37
Product	122	63
	181	100

1. $12 million (December 31, 2007 – $15 million) has been reclassified to assets of discontinued operations.

7. other assets

December 31	2008	2007
Accrued pension asset (note 22)	32	42
Fair value of derivative contracts (note 15)	43	40
Investments	41	33
Future tax assets (note 19)	57	33
Note receivable	31	–
Other	31	23
	235	171

1. $216 million of 2007 long-term capital inventory has been reclassified to property, plant and equipment. See note 2b).

8. property, plant and equipment

December 31, 2008	Cost	Accumulated DD&A	Net book value [1]
Oil and gas assets	28,109	8,741	19,368
Corporate assets	466	347	119
	28,575	9,088	19,487
December 31, 2007			
Oil and gas assets [2]	23,097	5,846	17,251
Corporate assets	390	294	96
	23,487	6,140	17,347

1. Net book value of $403 million (2007 – $652 million) has been reclassified to assets of discontinued operations.

2. $216 million of 2007 long-term capital inventory has been reclassified from other assets. See note 2b).

Included in property, plant and equipment are capitalized interest costs of $71 million (2007 – $35 million) relating to unproved properties and projects under construction and development. During the year ended December 31, 2008, interest costs of $60 million (2007 – $83 million; 2006 – $72 million) were capitalized.

During the fourth quarter of 2008, the Company recorded additional DD&A expense in its UK and Scandinavia segments of $410 million and $90 million respectively in respect of properties having no proved reserves at year-end prices.

In line with the Company's practice of adjusting DD&A expense in the fourth quarter when there is a material change in circumstances, an incremental DD&A expense of $84 million was booked to reflect declines in year-end reserves.

During the fourth quarter of 2008, impairment expense of $4 million was recorded (2007 – $9 million; 2006 – $nil), which arose from writing down one property in the Scandinavia segment to its fair value based on estimated discounted net cash flows. The impairment charge is recorded in other expenses on the Consolidated Statements of Income.

Non-Depleted Capital

Included in property, plant and equipment are the following costs that were not subject to DD&A at December 31:

	2008	2007
Undeveloped land		
North America	445	–
Other	519	–
Acquired unproved reserve costs associated with producing fields [1]		
UK	371	717
Scandinavia	121	180
Southeast Asia	8	7
Acquired unproved reserve costs not associated with producing fields [1]		
UK	122	136
Scandinavia	99	108
Southeast Asia	191	156
Other	16	20
Exploration costs [2]	1,121	812
Development projects [3]		
UK	313	263
Scandinavia	782	363
Southeast Asia	947	726
Other	23	5
	5,078	3,493

1. Acquisition costs of unproved reserves are not depleted while under active evaluation for commercial reserves.

2. Exploration costs consist of drilling in progress and wells awaiting determination of proved reserves and are not depleted pending approval of development plans or commencement of production.

3. Development projects are not depleted until the asset is substantially complete and ready for its intended use.

Exploration Costs

The following table provides details of the changes in the balance of exploration costs:

	December 31, 2007	**Reclassified to depletable and development projects**	**Expensed to dry hole**	**Spent during the year**	December 31, 2008
North America	492	(182)	(142)	380	**548**
UK	139	(5)	(42)	8	**100**
Scandinavia	16	–	(3)	2	**15**
Southeast Asia	123	(3)	–	274	**394**
Other	42	(27)	(5)	54	**64**
	812	(217)	(192)	718	**1,121**

	December 31, 2006	Reclassified to depletable and development projects	Expensed to dry hole	Spent during the year	December 31, 2007
North America	503	(163)	(234)	386	492
UK	135	(7)	(91)	102	139
Scandinavia	36	(11)	(24)	15	16
Southeast Asia	33	(31)	–	121	123
Other	62	(12)	(10)	2	42
	769	(224)	(359)	626	812

	December 31, 2005	Reclassified to depletable and development projects	Expensed to dry hole	Spent during the year	December 31, 2006
North America	328	(167)	(82)	424	503
UK	2	–	–	133	135
Scandinavia	14	(11)	(3)	36	36
Southeast Asia	10	(10)	–	33	33
Other	96	(11)	(36)	13	62
	450	(199)	(121)	639	769

Costs relating to wells drilled prior to 2008 continue to be capitalized, since management's ongoing assessment includes further planned activity. The number of wells drilled prior to 2008 and related costs are as follows:

	Years	**Number of wells**	**Cost**
North America	2003-7	52	157
UK	2007	2	40
Scandinavia	2007	1	9
Southeast Asia	2007	1	7
Other	2005	1	21
		57	234

North American wells drilled prior to 2008 are principally in the process of being evaluated or are awaiting completion or the construction of infrastructure. The UK wells relate to fields where either further appraisal drilling is ongoing or development options are being assessed. The Scandinavia and Southeast Asia wells relate to fields where further appraisal drilling is planned. The Other well relates to a field where appraisal drilling is ongoing.

9. asset retirement obligations (ARO)

At December 31, 2008, the estimated total undiscounted ARO associated with oil and gas properties and facilities was $4.9 billion (2007 – $4.4 billion). The majority of the payments to settle these ARO will occur over a period of 35 years and will be funded from general company resources as they arise. The ARO have been discounted using a weighted average credit adjusted risk free rate of 6.27% (2007 – 5.95%). Total accretion for the year ended December 31, 2008 of $113 million (2007 – $97 million; 2006 – $68 million) has been included in DD&A expense in the Consolidated Statements of Income.

Changes in carrying amounts of the Company's ARO associated with its property, plant and equipment are as follows:

	2008	2007
ARO liability at January 1	**1,932**	1,819
Liabilities incurred during the year	**92**	89
Liabilities settled during the year[3]	**(57)**	(46)
Accretion expense	**113**	97
Revisions in estimated cash flows	**70**	170
Foreign currency translation	**(92)**	(197)
ARO liability at December 31 [1,2]	**2,058**	1,932

1 $33 million (December 31, 2007 – $92 million, January 1, 2007 – $156 million) has been reclassified to liabilities of discontinued operations.

2 Included in December 31, 2008 and December 31, 2007 liabilities are $30 million and $44 million, respectively, of short-term reclamation costs recorded in accounts payable and accrued liabilities on the balance sheet for a net long-term ARO liability of $2,028 million and $1,888 million, respectively.

3 $44 million of the asset retirement expenditures in 2008 were to settle liabilities that were recorded in accounts payable and accrued liabilities at December 31, 2007. Settlements in respect of discontinued operations are excluded from the disclosure above.

10. long-term debt

December 31	**2008**	2007
Bank Credit Facilities		
1.55% (2007 – 5.21%) Bank Credit Facilities [1, 2]	**576**	1,806
Tangguh Project Financing	**102**	67
Debentures and Notes (Unsecured) [3]		
6.89% notes (US$20 million), Series B, due 2010 [2, 4]	**24**	30
6.68% notes (US$100 million), due 2008	**–**	99
8.06% medium term notes, due 2009 [2]	**174**	174
4.44% medium term notes (C$350 million), due 2011 [5]	**350**	350
5.125% notes (US$375 million), due 2015 [6]	**459**	377
6.625% notes (UK£250 million), due 2017	**448**	490
7.25% debentures (US$300 million), due 2027	**367**	296
5.75% notes (US$125 million), due 2035	**153**	124
5.85% notes (US$500 million), due 2037	**612**	494
6.25% notes (US$600 million), due 2038	**735**	590
Gross debt	**4,000**	4,897
Prepaid financing costs	**(39)**	(35)
Long-term debt	**3,961**	4,862

1 Rate reflects the weighted average interest rate of instruments outstanding at December 31. Rate is floating rate-based and varies with changes in short-term market interest rates.

2 The amounts outstanding at December 31 have been classified as long-term debt since the Company has the ability and intention to replace this debt with long-term borrowings under the revolving bank credit facilities.

3 Interest on debentures and notes is payable semi-annually except for interest on the 6.625% notes which is payable annually, and interest on the 6.89% notes, which is payable quarterly.

4 Repayable in two US$10 million annual installments ending in 2010. US$10 million was repaid during 2008.

5 The currency and interest rate on this debenture has been swapped to US$304 million bearing interest at 5.054%. See note 15.

6 The interest rate on US$300 million of this debenture has been swapped to a floating rate obligation bearing interest at three-month LIBOR plus 0.433% (2.58% at December 31, 2008). See note 15.

Bank Credit Facilities

At December 31, 2008, Talisman had unsecured credit facilities totaling $2,795 million, consisting of facilities of $2,125 million (Facility No. 1), $75 million (Facility No. 2), $200 million (Facility No. 3), $150 million (Facility No. 4) and $245 million (US$200 million) (Facility No. 5). The maturity dates are June 30, 2012 for Facility No. 1 and September 30, 2012 for Facilities 2, 3, 4 and 5, although these dates may be extended from time to time upon agreement between the Company and the respective lenders. Prior to the maturity date, the Company may borrow, repay and re-borrow at its discretion except for Facility No. 5. The term date of Facility No. 5 is September 30, 2010. Until the term date, the Company may borrow, repay and re-borrow at its discretion; this date can also be extended from time to time upon agreement between the Company and the lender. All facilities must be repaid on their maturity dates.

Borrowings under Facility No. 1 are available in the form of prime loans, C$ or US$ bankers' acceptances, US$ base rate loans or LIBOR-based loans. In addition, drawings to a total of $1,062 million are available in the form of letters of credit. Borrowings under Facility No. 2 are available in the form of prime loans, C$ or US$ guaranteed notes, US$ base rate loans and LIBOR-based loans. Borrowings under Facility No. 3 are available in the form of prime loans, C$ or US$ bankers' acceptances, US$ base rate loans, LIBOR-based loans and letters of credit. Borrowings under Facility No. 4 are available in the form of prime loans, C$ or US$ bankers' acceptances, US$ base rate loans and LIBOR-based loans. Borrowings under Facility No. 5 are available in the form of prime loans, C$ or US$ guaranteed notes, US$ base rate loans and LIBOR-based loans. See note 16 for a summary of letters of credit.

Talisman is in compliance with all of its debt covenants.

Tangguh Project Financing

In connection with the acquisition of its interest in Tangguh, the Company became a participant in a series of project financing facilities, the Company's share of which is up to US$107 million. Approximately $102 million was outstanding under these facilities at December 31, 2008, which is secured by Talisman's interest in the Tangguh Project, having a net book value of $258 million. Draws under these facilities bear interest at LIBOR plus 0.19% through to LIBOR plus 0.33% per annum and will mature in 2021.

Acquisition Credit Facility

In connection with the funding of the acquisition of Paladin Resources plc (Paladin), the Company arranged a $2,605 million (UK£1,300 million), unsecured non-revolving acquisition credit facility maturing in October 2006. During 2006, the balance was repaid and the facility was cancelled.

Paladin Credit Facility

During 2006, borrowings under the Paladin US$600 million senior credit facility were repaid and the facility was cancelled.

Repayment Schedule

The Company's contractual minimum repayments of gross long-term debt are as follows:

Year	
2009 [1]	186
2010	12
2011	350
2012	576
2013	–
Subsequent to 2013	2,876
Total	4,000

1   The portion of long-term debt payable in 2009 has been classified as long-term debt since the Company has the ability and intention to replace this debt with long-term borrowings under the revolving bank credit facilities.

11. other long-term obligations

December 31	2008	2007
Accrued pension and other post-employment benefits liability (note 22)	60	51
Fair value of derivative contracts (note 15)	69	52
Discounted obligations under capital leases [1]	31	28
Other	13	9
Total	173	140

1   During 2005, the Company entered into a leasing arrangement for the modification, refitting and use of a Floating Production and Storage Offloading (FPSO) vessel for use at the South Angsi development in Malaysia. An element of the leasing arrangement has been defined by the Company as a capital lease. The future minimum lease payments are US$5 million for each of the next five years and US$18 million for the remainder of the lease. The imputed rate of interest on the lease is 6% and the lease expires in 2016. Of the total discounted liability of $37 million (2007 – $33 million), $6 million (2007 – $5 million) is included in accounts payable and accrued liabilities.

12. capital disclosures

Talisman's objectives when managing capital are:

*   to maintain balance sheet strength, ensuring Talisman's financial capacity to meet its strategic objectives, while retaining an appropriate amount of leverage;

*   to provide an appropriate return to shareholders relative to the risk of Talisman's underlying assets; and

*   to maintain a credit rating that Talisman considers appropriate for its circumstances.

Talisman manages its capital structure (combination of debt and equity) within guidelines approved by the Board of Directors. Talisman makes adjustments to its capital structure based on changes in economic conditions and the Company's planned requirements. Talisman has the ability to adjust its capital structure by issuing new equity or debt, selling assets to reduce debt or equity (through a normal course issuer bid), controlling the amount it returns to shareholders, and making adjustments to its capital expenditure program.

Consistent with its capital structure guidelines, Talisman monitors capital using the debt-to-debt plus equity ratio and the debt-to-cash flow ratio. The first ratio is calculated using gross debt per the balance sheet divided by gross debt plus total equity. Talisman has historically maintained this ratio between 35% to 45%. The second ratio is calculated using debt as defined above divided by cash flow for the year. Talisman has historically maintained this ratio under 2:1.

The ratios at December 31, 2008 and 2007 are as follows:

Debt-to-debt plus equity at December 31	2008	2007
Gross debt (note 10)	4,000	4,897
Total equity	11,150	7,963
Debt-to-debt plus equity	26%	38%

Debt-to-cash flow at December 31	2008	2007
Gross debt (note 10)	4,000	4,897
Cash flow	6,163	4,327
Debt-to-cash flow	0.65:1	1.13:1

The calculation of cash flow is as follows:

	2008	2007
Cash provided by operating activities	6,154	4,070
Changes in non-cash working capital	9	257
Cash flow	6,163	4,327

Talisman's debt-to-debt plus equity ratio was approximately 26% at December 31, 2008 compared to 38% at December 31, 2007. The decrease was a result of a decrease in gross debt, due principally to cash flow exceeding capital expenditures and the application of cash received from the Brae disposition to pay down debt, partially offset by the weakening of the C$ relative to the US$, the currency of the majority of the Company's borrowings, combined with an increase in total equity of approximately $3.2 billion, principally related to net income. Talisman's debt-to-cash flow was 0.65:1 at December 31, 2008 and 1.13:1 at December 31, 2007. The decrease was the result of an increase in cash flow, due principally to higher realized prices, and the aforementioned reduction in gross debt during 2008.

13. share capital

Authorized

Talisman's authorized share capital consists of an unlimited number of common shares without nominal or par value and an unlimited number of first and second preferred shares.

Issued

Continuity of common shares	2008		2007		2006	
	Shares	**Amount**	Shares	Amount	Shares	Amount
Balance, beginning of year	**1,018,590,255**	**2,437**	1,063,928,405	2,533	1,098,783,945	2,609
Issued on exercise of options	**179,994**	**3**	655,950	14	438,860	8
Purchased for PSU plan (see below)	**(4,062,000)**	**(68)**	–	–	–	–
Purchased during the year	**–**	**–**	(45,994,100)	(110)	(35,294,400)	(84)
Balance, end of year	**1,014,708,249**	**2,372**	1,018,590,255	2,437	1,063,928,405	2,533

During 2008, Talisman declared a dividend of $0.20 per share (2007 – $0.175 per share; 2006 – $0.15 per share) for an aggregate dividend of $204 million (2007 – $180 million; 2006 – $163 million).

Subsequent to December 31, 2008, 68,625 stock options were exercised for shares, resulting in 1,014,776,874 common shares outstanding at February 27, 2009.

No preferred shares have been issued.

Normal Course Issuer Bid

During the year ended December 31, 2008, Talisman did not repurchase any common shares of the Company under its normal course issuer bid.

In October 2008, Talisman renewed its Normal Course Issuer Bid with the Toronto Stock Exchange pursuant to which the Company may repurchase up to 50,938,512 of its common shares (representing 5% of the common shares outstanding at October 14, 2008) during the 12-month period commencing October 23, 2008 and ending October 22, 2009.

During the year ended December 31, 2007, Talisman repurchased 45,994,100 common shares of the Company pursuant to a Normal Course Issuer Bid for a total cost of $951 million (2006 – 35,294,400 for $659 million).

Stock Option Plans

Talisman has stock option plans that govern the granting of options to employees and directors. All options issued by the Company permit the holder to purchase one common share of the Company at the stated exercise price or to receive a cash payment equal to the appreciated value of the stock option. Options granted under the plans are generally exercisable after three years and expire 10 years after the grant date. Commencing in 2006, options granted to new employees vest evenly on an annual basis over a three-year period. Option exercise prices approximate the market price for the common shares on the date the options are granted.

Continuity of stock options	2008		2007		2006	
	Number of options	**Average exercise price ($)**	Number of options	Average exercise price ($)	Number of options	Average exercise price ($)
Outstanding at January 1	**63,578,912**	**13.21**	63,921,148	10.79	64,485,717	8.71
Granted	**17,071,170**	**17.71**	12,812,895	20.21	10,496,690	19.67
Exercised for common shares	**(179,994)**	**9.00**	(655,950)	6.94	(438,860)	6.55
Exercised for cash payment	**(13,880,528)**	**9.08**	(11,402,848)	7.45	(9,439,024)	6.12
Forfeited/expired	**(1,712,039)**	**19.11**	(1,096,333)	17.56	(1,183,375)	15.04
Outstanding at December 31	**64,877,521**	**15.14**	63,578,912	13.21	63,921,148	10.79
Exercisable at December 31	**30,135,489**	**10.80**	29,722,984	8.32	27,606,033	6.45
Options available for future grants pursuant to the Company's Stock Option Plans	**45,709,050**		47,187,653		47,501,367	

The range of exercise prices of the Company's outstanding stock options is as follows:

December 31, 2008		Outstanding options			Exercisable options	
Range of exercise prices ($)		Number of options	Weighted average exercise price ($)	Weighted average years to expiry	Number of options	Weighted average exercise price ($)
2.86 - 3.99		413,815	2.86	–	413,815	2.86
4.00 - 5.99		406,525	4.40	1	406,525	4.40
6.00 - 8.99		15,130,897	7.30	4	15,130,897	7.30
9.00 - 11.99		608,359	10.64	9	132,539	9.68
12.00 - 14.99		12,031,736	13.95	6	11,605,326	14.02
15.00 - 17.99		394,140	16.03	9	89,550	15.41
18.00 - 22.54		35,892,049	19.17	8	2,356,837	19.83
2.86 - 22.54		64,877,521	15.14	7	30,135,489	10.80

The mark-to-market liability for the stock option plans at December 31, 2008 was $81 million (2007 – $361 million).

Subsequent to December 31, 2008, 305,090 stock options were exercised for cash, 68,625 were exercised for shares, 206,370 were granted, 94,813 were cancelled and 22,650 expired with 64,592,713 stock options outstanding at February 27, 2009.

Cash Unit Plan

In addition to the Company's stock option plans, Talisman's subsidiaries issue stock appreciation rights under the cash unit plan. Cash units are similar to stock options except that the holder does not have a right to purchase the underlying shares of the Company. Units granted under the cash unit plan are generally exercisable after three years and expire 10 years after the grant date.

Continuity of cash units	2008		2007		2006	
	Number of units	**Average exercise price ($)**	Number of units	Average exercise price ($)	Number of units	Average exercise price ($)
Outstanding at January 1	**9,970,493**	**15.14**	8,352,328	12.68	7,351,065	9.90
Granted	**2,184,940**	**18.06**	2,762,980	20.16	2,107,215	19.67
Exercised	**(1,984,466)**	**10.85**	(943,220)	7.56	(1,006,652)	6.61
Forfeited	**(447,885)**	**19.43**	(201,595)	17.53	(99,300)	16.44
Outstanding at December 31	**9,723,082**	**16.52**	9,970,493	15.14	8,352,328	12.68
Exercisable at December 31	**3,495,861**	**11.40**	2,605,153	7.67	2,411,293	6.93

The range of exercise prices of the Company's cash units is as follows:

December 31, 2008	Outstanding units			Exercisable units	
Range of exercise prices ($)	Number of units	Weighted average exercise price ($)	Weighted average years to expiry	Number of units	Weighted average exercise price ($)
6.60 - 8.99	1,503,553	7.30	4	1,503,553	7.30
9.00 - 11.99	48,845	10.75	9	13,325	10.10
12.00 - 14.99	1,795,695	14.02	6	1,795,695	14.02
15.00 - 17.99	28,205	15.91	8	7,725	15.41
18.00 - 21.69	6,346,784	19.46	8	175,563	19.72
6.60 - 21.69	9,723,082	16.52	7	3,495,861	11.40

The mark-to-market liability for the cash unit plan at December 31, 2008 was $7 million (2007 – $40 million).

Subsequent to December 31, 2008, nil cash units were exercised, 22,610 were granted and 47,827 were cancelled with 9,697,865 cash units outstanding at February 27, 2009.

Performance Share Unit (PSU) Plan

During 2008, Talisman implemented a PSU plan pursuant to which 4,158,860 PSUs were granted. Half of the PSUs vest on January 31, 2010. The remaining half will vest on the same date, subject to pre-determined performance measures being achieved.

To satisfy the Company's obligation to deliver stock to settle various PSUs, the Company established a trust that purchased 4,062,000 shares of common stock on the open market for $68 million. These shares will be held in trust until the PSUs vest. The Company is not exposed to fluctuations in the stock price in respect of the shares held in trust.

For accounting purposes, the cost of the purchase of common stock held in trust has been accounted for as a reduction in outstanding shares of common stock and the trust has been consolidated in accordance with Accounting Guideline 15 since it meets the definition of a variable interest entity, and the Company is the primary beneficiary of the trust.

During the year, the Company recorded stock-based compensation expense of $20 million relating to its PSU plan, with a corresponding increase in contributed surplus.

Deferred Share Unit (DSU) Plan

Talisman also issues DSUs to directors in lieu of cash compensation. Each DSU represents the right to receive a cash payment on retirement equal to the market value of the Company's shares at the time of surrender. Dividends are credited as additional DSUs when paid. As at December 31, 2008, there were 316,390 (2007 – 244,000) units outstanding. The mark-to-market liability of $4 million (2007 – $4 million) is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets. Expense related to the DSUs is recognized in general and administrative expense on the Consolidated Statements of Income.

Restricted Share Unit (RSU) Plan

Talisman has a RSU plan that grants RSUs to eligible employees. All RSUs issued by the Company permit the holder to receive a cash payment equal to the market value of the stock. Typically, RSUs granted under the plan are paid three years after the grant date. At December 31, 2008, there were 250,181 (2007 – 83,793) units outstanding (including dividend equivalent RSUs) and the mark-to-market liability was $0.5 million (2007 – $0.2 million).

Stock-Based Compensation

For the year ended December 31, 2008, the Company recorded a stock-based compensation recovery of $73 million (2007 – $15 million recovery; 2006 – $51 million expense) relating to its stock option, cash unit, PSU and RSU plans. The Company paid cash of $211 million (2007 – $168 million; 2006 – $159 million) to employees in settlement of fully accrued option liabilities for options exercised. In addition, the Company recovered capitalized stock-based compensation expense of $6 million (2007 – $3 million; 2006 – $3 million).

The combined mark-to-market liability for the stock option, cash unit, DSU and RSU plans of $93 million (2007 – $405 million) is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets.

14. accumulated other comprehensive income (loss)

The components of accumulated other comprehensive income (loss) are as follows:

	2008	2007	2006
Accumulated other comprehensive income (loss) at beginning of year			
Derivative financial instruments designated as cash flow hedges	(16)	–	–
Foreign currency translation adjustments	(173)	122	(265)
	(189)	122	(265)
Adjustment due to change in method of accounting			
Derivative financial instruments designated as cash flow hedges	–	82	–
Other comprehensive income (loss) for the year			
Gains and losses on derivatives designated as cash flow hedges			
Unrealized gains (losses) arising during the year	3	(15)	–
Realized (gains) losses recognized in net income	14	(83)	–
Foreign currency translation adjustments	(100)	(295)	387
	(83)	(393)	387
Accumulated other comprehensive income (loss) at end of year			
Derivative financial instruments designated as cash flow hedges	1	(16)	–
Foreign currency translation adjustments	(273)	(173)	122
	(272)	(189)	122

15. financial instruments

Talisman's financial assets and liabilities at December 31, 2008 comprised cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, long-term debt, discounted obligations under capital leases and risk management assets and liabilities arising from the use of derivative financial instruments.

The Company is exposed to financial risks arising from its financial assets and liabilities. The financial risks include market risk related to foreign exchange rates, interest rates and commodity prices, credit risk and liquidity risk.

Fair Value of Financial Assets and Liabilities

Asset (liability) at December 31	2008			2007		
	Carrying value	Fair value	Unrecognized gain (loss)	Carrying value	Fair value	Unrecognized gain (loss)
Gross long-term debt	(4,000)	(3,340)	660	(4,897)	(4,876)	21
Discounted obligations under capital leases	(37)	(37)	–	(33)	(33)	–
Notes receivable	31	31	–	–	–	–
Cross currency and interest rate swaps	30	29	1	54	41	13
Natural gas derivatives	(33)	(33)	–	(65)	(65)	–
Crude oil derivatives	1,145	1,145	–	(20)	(20)	–

The fair values of cash and cash equivalents, accounts receivable (excluding the fair value of derivative contracts), bank indebtedness, and accounts payable and accrued liabilities (excluding the fair value of derivative contracts) approximate their carrying values due to the short-term maturity of those instruments. Discounted obligations under capital leases are valued using the discounted minimum payments method, and their fair value approximates carrying value. Notes receivable are classified as held-for-trading financial instruments and presented at fair value calculated using discounted cash-flows and the Black-Scholes model to value the conversion feature.

Borrowings under bank credit facilities are for short terms and are market rate based, thus, carrying value approximates fair value. The fair value of debentures and notes is based on market quotations, which reflect the discounted present value of the principal and interest payments using the effective yield for instruments having the same term and risk characteristics.

Risk management assets and liabilities are recorded at their estimated fair values. To estimate fair value, the Company uses quoted market prices when available, or models that utilize observable market data. In addition to market information, the Company incorporates transaction specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

- Level 1 – inputs represent quoted prices in active markets for identical assets or liabilities (for example, exchange-traded commodity derivatives). Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

- Level 2 – inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly, as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the marketplace. The Company obtains information from sources such as the New York Mercantile Exchange and independent price publications.

- Level 3 – inputs that are less observable, unavailable or where the observable data does not support the majority of the instrument's fair value, such as the Company's internally developed assumptions about market participant assumptions used in pricing an asset or liability, for example, an estimate of future cash flows used in the Company's internally developed present value of future cash flows model that underlies the fair value measurement.

In forming estimates, the Company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement. The valuation of over-the-counter financial swaps and collars is based on similar transactions observable in active markets or industry standard models that primarily rely on market observable inputs. Substantially all of the assumptions for industry standard models are observable in active markets throughout the full term of the instrument. These are categorized as Level 2.

Fair values for cross currency and interest rate derivative instruments are determined based on the estimated cash payment or receipt necessary to settle the contract. Cash payments or receipts are based on discounted cash flow analysis using current market rates and prices. Fair values for commodity price derivatives are based on discounted cash flow analysis using current market rates and prices and option pricing models using forward pricing curves and implied volatility, as appropriate, which are compared to quotes received from financial institutions for reasonability.

The following table presents the Company's material assets and liabilities measured at fair value for each hierarchy level as of December 31, 2008:

	Fair Value Measurements using			
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
Assets				
Interest rate swaps	–	55	–	55
Collars	–	608	–	608
Put options	–	578	–	578
	–	**1,241**	**–**	**1,241**
Liabilities				
Commodity swaps	–	74	–	74
Cross currency swaps	–	25	–	25
Note receivable	–	–	31	31
	–	**99**	**31**	**130**

The following table sets forth a reconciliation of changes in the fair value of the assets classified as Level 3 in the fair value hierarchy:

Years ended December 31	**2008**	2007
Balance at beginning of period	**–**	–
Purchases, sales, issuance and settlements	**40**	–
Realized and unrealized gains (losses)	**(9)**	–
Balance at December 31, 2008	**31**	–

Unobservable inputs utilized to determine the fair value of the note receivable include the volatility of the counterparty's common shares.

Risk Management Assets, Liabilities, Gains (Losses) and Cash Flows

Risk Management Position

Derivative instrument	Balance sheet caption	2008	2007
Assets			
Interest rate swaps	Accounts receivable	12	1
Interest rate swaps	Other assets	43	4
Cross currency swaps	Other assets	–	36
Commodity contracts	Accounts receivable	1,186	–
Risk management assets		1,241	41
Liabilities			
Cross currency swaps	Accounts payable and accrued liabilities	(3)	–
Cross currency swaps	Other long-term obligations	(22)	–
Commodity contracts	Accounts payable and accrued liabilities	(27)	(33)
Commodity contracts	Other long-term obligations	(47)	(52)
Risk management liabilities		(99)	(85)

Net Income and Cash Flow Impact of Realized and Unrealized Gains (Losses) from Risk Management Activities

During the year, realized losses related to commodity derivative instruments designated as hedges resulted in a decrease of recorded sales of $28 million (2007 – $104 million increase; 2006 – $66 million increase).

During the year, the Company recorded a gain of $1,664 million (2007 – $25 million loss; 2006 – $nil) in respect of held-for-trading financial instruments, comprising a realized gain of $489 million (2007 – $40 million; 2006 – $nil) and an unrealized gain of $1,175 million (2007 – $(65) million loss; 2006 – $nil). The realized gain is included in cash provided by operating activities.

Market Risk

Currency Risk

Currency risk management is carried out by Talisman pursuant to policies and guidelines approved by the Board of Directors.

Talisman operates internationally and is therefore exposed to foreign exchange risk. Talisman's primary exposures are from fluctuations in the US$ relative to the C$, UK£ and NOK. Although Talisman's reporting currency is C$, its functional currency is US$, since most of its revenues are closely tied to the US$.

Talisman manages its foreign exchange exposure in a number of ways. By denominating most of its borrowings in US$, the Company is able to reduce some of its economic exposure to currency fluctuations. Talisman also manages its translation exposure by generally matching internal borrowings with its subsidiaries' functional currency. The Company purchases foreign currencies, mostly at spot value, to meet its current foreign currency obligations as they come due. Talisman had no outstanding foreign exchange forward contracts at December 31, 2008.

Talisman enters into derivative instruments from time to time to mitigate its currency risk. At December 31, 2008, the Company had cross currency interest rate swap contracts that effectively swap the 4.44% C$350 million medium term notes due 2011 into US$304 million at an interest rate of 5.05%. These contracts have been designated as a cash flow hedge. The effective portion of the changes in the fair value of the cross currency interest rate swaps is recognized initially in other comprehensive income and is reclassified to foreign exchange gains or losses as foreign exchange translation gains or losses on the hedged debt are recorded. The balance in accumulated other comprehensive income at December 31, 2008 was a gain of $1 million. The changes in the hedged item and hedging item attributable to foreign exchange are included in net income when incurred. Since the hedge was effective, the net effect of these entries had no impact on net income.

In respect of financial instruments existing at December 31, 2008, a 1% strengthening of the US$ against the other currencies noted above, with all other variables assumed constant, would have resulted in an increase of $14 million in net income and a decrease of $2 million in other comprehensive income in the year ended December 31, 2008. A similar weakening of the US$ would have had the opposite impact.

Interest Rate Risk

Talisman is exposed to interest rate risk principally by virtue of its borrowings. Borrowing in floating rates exposes Talisman to short-term movements in interest rates. Borrowing in fixed rates exposes Talisman to mark-to-market interest rate risk as well as reset risk (i.e. at debt maturity). The Company's interest rate risk policy reflects guidelines approved by the Board of Directors. Risk management activities aim to manage the mix of fixed-to-floating debt to best manage the tradeoff between longer term interest rate reset risk and shorter term volatility in interest rates.

In order to mitigate its exposure to interest rate changes, Talisman enters into interest rate swaps from time to time to manage the ratio of fixed rate debt to floating rate debt. At December 31, 2008, the Company had fixed-to-floating interest rate swap contracts with a total notional amount of US$300 million that expire on May 15, 2015. During the year ended December 31, 2008, the fair value of the fixed-to-floating interest rate swaps increased by $50 million. The Company no longer designated the swap as a hedge starting in the fourth quarter of 2008.

In respect of financial instruments existing at December 31, 2008, a 1% increase in interest rates would have resulted in a $22 million decrease in net income, principally related to the fair value of the interest rate swap and floating rate debt in the year ended December 31, 2008. A similar decrease in interest rates would have had the opposite effect.

Commodity Price Risk

Talisman is exposed to commodity price risk since its revenues are dependent on the price of crude oil, natural gas, and natural gas liquids. Talisman enters into derivative instruments from time to time to mitigate commodity price risk volatility under guidelines approved by the Board of Directors.

The Company had the following commodity price derivative contracts not designated as hedges outstanding at December 31, 2008:

Fixed price swaps	Term	mcf/d	C$/mcf	Fair value
ICE index	2009 Jan-Mar	23,452	7.97	(7)
ICE index	2009 Apr-Sep	23,452	6.06	(13)
ICE index	2009 Oct-Dec	20,638	7.70	(7)
ICE index	2010 Jan-Mar	20,638	7.70	(9)
ICE index	2010 Apr-Sep	20,638	6.33	(15)
ICE index	2010 Oct-Dec	17,824	7.44	(7)
ICE index	2011 Jan-Mar	17,824	7.44	(9)
ICE index	2011 Apr-Jun	16,886	6.78	(7)
				(74)

Two-way collars	Term	bbls/d	Floor/ceiling US$/bbl	Fair value
Dated Brent oil index	2009 Apr-Dec	35,000	97.71/139.00	502
WTI	2009 Apr-Dec	16,000	71.81/98.06	106
				608

Two-way collars	Term	mcf/d	Floor/ceiling C$/mcf	Fair value
AECO index	2009 Apr-Oct	9,482	6.33/6.76	–

Put options	Term	bbls/d	US$/bbl	Fair value
Dated Brent oil index	2009 Jan-Mar	57,500	90.00	274
WTI	2009 Jan-Mar	57,500	90.00	263
				537

Put options	Term	mcf/d	C$/mcf	Fair value
AECO index	2009 Jan-Dec	222,827	6.33	41

In respect of outstanding financial instruments and assuming forward commodity prices in existence at December 31, 2008, an increase of US$1/bbl in the price of oil and $0.10/mcf in the price of natural gas would have reduced the net fair value of commodity derivatives thereby resulting in a decrease in net income of approximately $17 million for the year ended December 31, 2008. A similar decrease in commodity prices would have had the opposite impact. The sensitivity of net income to commodity price changes is dependent on commodity price assumptions.

Subsequent to year-end and up to and including February 27, 2009, Talisman entered into additional derivative oil price contracts for 25,000 bbls/d of production. These contracts are in place for the period from April 1, 2009 to December 31, 2009, with an average floor and ceiling price of US$43.44 and US$50.23 respectively.

Credit Risk

Talisman is exposed to credit risk, which is the risk that a customer or counterparty will fail to perform an obligation or settle a liability, resulting in financial loss to the Company. Talisman manages exposure to credit risk by adopting credit risk guidelines approved by the Board of Directors that limit transactions according to counterparty creditworthiness. The Company routinely assesses the financial strength of its joint participants and customers, in accordance with the credit risk guidelines.

A significant proportion of Talisman's accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks. Substantially all of the Company's trade accounts receivable at December 31, 2008 were current and the largest single counterparty exposure, accounting for 18% of the total, was with a very highly rated counterparty. Concentration of credit risk is mitigated by having a broad domestic and international customer base. The maximum credit exposure associated with accounts receivable is the carrying value.

Derivative counterparty exposure increased significantly during the fourth quarter of 2008 due to the decline in commodity prices. The Company diversifies its derivative counterparty exposure but the majority of the exposure at December 31, 2008 was with two counterparties that have received investment from the US Government through its Troubled Assets Relief Program.

The Company also has credit risk arising from cash and cash equivalents held with banks and financial institutions. The Company's policy allows it to deposit cash balances at financial institutions subject to a sliding scale limit, depending on creditworthiness.

The maximum credit exposure associated with financial assets is the carrying values.

Liquidity Risk

Talisman is exposed to liquidity risk, which is the risk that the Company may be unable to generate or obtain sufficient cash to meet its commitments as they come due. Talisman mitigates this risk through its management of cash, debt, committed credit capacity and its capital program.

Talisman maintains appropriate undrawn capacity in its revolving credit facilities to meet short-term fluctuations from forecasted results. Talisman manages its liquidity requirements by use of both short-term and long-term cash forecasts, and by maintaining appropriate undrawn capacity under committed bank lines.

The majority of the Company's debt matures subsequent to 2010, with approximately $186 million maturing in 2009 and $12 million in 2010. The Company has the ability and intention to replace this debt with long-term borrowings under its bank credit facilities.

At December 31, 2008, the Company had $576 million drawn against its available $2.8 billion of bank lines of credit, which are all fully committed through 2012. These maturity dates may be extended from time to time by agreement between the Company and the respective lenders.

The Company may hedge a portion of its future production to protect cash flows to allow the Company to meet its strategic objectives.

Except for derivatives that mature as noted above, long-term debt that matures as outlined in note 10 and other long-term obligations detailed in note 11, all of the Company's financial liabilities are due within one year.

16. contingencies and commitments

Contingencies

From time to time, Talisman is the subject of litigation arising out of the Company's operations. Damages claimed under such litigation, including the litigation discussed below may be material or may be indeterminate and the outcome of such litigation may materially impact the Company's financial condition or results of operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defending itself against such litigation. These claims are not expected to have a material impact on the Company's financial position.

On September 12, 2006, the United States District Court for the Southern District of New York (the Court) granted Talisman's Motion for Summary Judgment, dismissing the lawsuit brought against Talisman by the Presbyterian Church of Sudan and others, under the Alien Tort Claims Act. The lawsuit alleged that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company's now disposed of interest in oil operations in Sudan. The plaintiffs have twice attempted to certify the lawsuit as a class action. In March 2005 and in September 2005, the Court rejected the plaintiffs' effort to certify two different classes (or groups) of plaintiffs. The plaintiffs have appealed to the Second Circuit Court of Appeals, the Court's decision granting Talisman's Motion for Summary Judgment, its denial of class certification and its refusal to consider the plaintiffs' proposed third amended complaint. A decision of the Second Circuit Court of Appeals is expected in 2009. Talisman believes the lawsuit is entirely without merit and will continue to vigorously defend itself.

Estimated Future Minimum Commitments[1]

	2009	2010	2011	2012	2013	Subsequent to 2013	Total
Office leases	41	38	37	31	22	43	212
Vessel leases[2]	285	139	76	67	47	8	622
Transportation and processing commitments[3]	203	190	169	150	121	485	1,318
Minimum work commitments	244	248	131	4	–	–	627
Abandonment obligations	34	58	75	49	60	4,648	4,924
Other service contracts[4]	1,046	634	357	141	79	100	2,357
Total	1,853	1,307	845	442	329	5,284	10,060

1   Future minimum payments denominated in foreign currencies have been translated into C$ based on the December 31, 2008 exchange rate.

2   Includes the future minimum lease payments of assets under capital lease.

3   Certain of the Company's transportation commitments are tied to firm gas sales contracts.

4   Other service contracts consist primarily of drilling rig commitments to meet a portion of the Company's future drilling requirements.

During the year, Talisman incurred rental expenses of $310 million (2007 – $225 million; 2006 – $154 million).

Talisman's estimated total undiscounted future ARO at December 31, 2008 was $4.9 billion (2007 – $4.4 billion), approximately 60% of which is related to Talisman's UK operations. At December 31, 2008, Talisman had accrued $2.1 billion (2007 – $1.9 billion) of this liability. The Company has provided letters of credit at January 1, 2009 in an amount of $1,053 million, of which the majority were provided as security for the costs of future dismantlement, site restoration and abandonment obligations in the UK ($681 million). The remaining outstanding letters of credit primarily relate to a retirement compensation arrangement, guarantees of minimum work commitments and abandonment obligations in other areas. In addition, the Company has issued guarantees as security for certain minimum work, future dismantlement, site restoration and abandonment obligations in lieu of letters of credit. Talisman has approximately $248 million of abandonment letters of credit in place from January 1, 2009 until December 31, 2009 in respect of assets held by third parties.

Talisman leases certain of its ocean-going vessels and corporate offices, all of which, with the exception of the leasing arrangement described in note 11, are accounted for as operating leases. In addition to the minimum lease payments, Talisman has ongoing operating commitments associated with the vessels.

Talisman has firm commitments for gathering, processing and transportation services that require the Company to pay tariffs to third parties for processing or shipment of certain minimum quantities of crude oil and liquids and natural gas. The Company anticipates having sufficient production to meet these commitments.

Physical Commodity Contracts

The Company enters into fixed price sales contracts for the physical delivery of commodities. These contracts are in the regular course of business and are intended to be settled by delivering the product. As such, the fair value of these contracts is not recognized in the Consolidated Financial Statements and future revenues are recognized in net income as earned over the term of the contract. The Company anticipates having sufficient future production to meet these fixed price sales contract commitments.

The Company had the following natural gas commodity contracts outstanding at December 31, 2008:

Swaps	Term	mcf/d	C$/mcf
AECO index	2009 Apr-Oct	56,892	6.41
AECO index	2009 Jan-Dec	3,671	3.47
AECO index	2010 Jan-Dec	3,671	3.56
AECO index	2011 Jan-Dec	3,671	3.67

Collars	Term	mcf/d	Floor/ceiling C$/mcf
AECO index	2009 Apr-Oct	85,338	6.34/6.98

The Company entered into the following natural gas commodity contracts during the period from January 1, 2009 to February 27, 2009:

Contract	Term	Average volume	Average price or floor/ceiling
AECO index collars	Apr-Oct 2009	18,964 mcf/d	C$6.33/6.95/mcf
AECO index collars	Nov-Dec 2009	90,081 mcf/d	C$6.33/7.20/mcf
AECO index swaps	Apr-Oct 2009	9,482 mcf/d	C$6.49/mcf
AECO index swaps	Nov-Dec 2009	14,223 mcf/d	C$6.33/mcf
AECO index swaps	Jan-Dec 2010	14,223 mcf/d	C$6.33/mcf
AECO index collars	Jan-Dec 2010	175,420 mcf/d	C$6.33/7.55/mcf

Long-Term Sales Contracts

In order to support the Company's investments in natural gas projects outside North America and the North Sea, Talisman has entered into a number of long-term sales contracts.

The majority of Talisman's Corridor natural gas production in Indonesia is currently sold under three long-term sales agreements with Caltex, Singapore Power and PGN. Under the agreement with Caltex the majority of the natural gas sales are exchanged for crude oil on an energy equivalent basis. The minimum volume commitment under this contract is 258 bcf over the remaining 13 year life of the contract. Under the agreement with Singapore Power, sales to Singapore from Corridor are referenced to the spot price of fuel oil in Singapore. The minimum volume commitment is 280 bcf over the remaining 15 year life of the contract. Under the agreement with PGN, sales from Corridor to West Java are fixed at a price of US$1.91/mcf, with no associated transportation costs. The minimum volume commitment is 764 bcf over the remaining 15 year life of the contract.

The Company is subject to volume delivery requirements for approximately 100 mmcf/d at prices referenced to the Singapore fuel oil spot market in relation to a long-term sales contract in Malaysia ending in 2018. In the event these delivery requirements are not met in a contract year, volumes delivered in the subsequent contract year are subject to a 25% price discount on the quantities that were not delivered in the prior year.

The Company anticipates having sufficient production to meet all future delivery commitments.

17. other revenue

Years ended December 31	2008	2007	2006
Pipeline and custom treating tariffs [1]	124	112	93
Investment income	14	21	13
Marketing income	8	12	3
	146	145	109

1 $4 million (2007 – $70 million; 2006 – $67 million) has been reclassified to income from discontinued operations.

18. other expenses, net

Years ended December 31	2008	2007	2006
Net gain on asset disposals	(74)	(12)	(106)
Foreign exchange loss (gain)	(165)	53	24
Property impairments	4	9	–
Bad debt provision	18	–	–
Wind farm	2	5	22
Miscellaneous interest	1	20	21
Other	31	(41)	2
	(183)	34	(37)

19. taxes

Income Taxes

The current and future income taxes related to continuing operations for each of the three years ended December 31 are as follows:

	2008	2007	2006
Current income tax			
North America	31	105	29
UK	756	49	65
Scandinavia	243	181	199
Southeast Asia	353	294	333
Other	114	71	45
	1,497	700	671
Future income tax (recovery)			
North America	461	(258)	(152)
UK	(194)	306	688
Scandinavia	(85)	(91)	1
Southeast Asia	(27)	(28)	(5)
Other	(36)	13	(13)
	119	(58)	519
Total [1]	1,616	642	1,190

1 $97 million (2007 – $350 million; 2006 – $347 million) has been reclassified to income from discontinued operations.

The components of the net future tax liability related to continuing operations at December 31 are as follows:

	2008	2007
Future tax liabilities		
Property, plant and equipment	4,891	4,845
Other	505	258
	5,396	5,103
Future tax assets		
Asset retirement obligations	975	944
Other	146	154
	1,121	1,098
Net future tax liability [1]	4,275	4,005

1 $35 million (2007 – $86 million) has been reclassified to assets and liabilities of discontinued operations.

The net future tax liability is presented in the balance sheet as follows:

	2008	2007
Balance sheet		
Future tax liabilities	**4,332**	4,038
Future tax assets (note 7)	**(57)**	(33)
	4,275	4,005

Income taxes vary from the amount that would be computed by applying the Canadian statutory income tax rate of 29.79% for the year ended December 31, 2008 (2007 – 32.41%; 2006 – 32.49%) to income from continuing operations as follows:

Years ended December 31	**2008**	2007	2006
Income from continuing operations before taxes	**5,128**	1,920	2,769
Statutory income tax rate	**29.79%**	32.41%	32.49%
Income taxes calculated at the Canadian statutory rate	**1,528**	622	900
Increase (decrease) in income taxes resulting from:			
Non-deductible royalties, mineral taxes and expenses	**–**	–	16
Resource allowances	**–**	–	(14)
Change in statutory tax rates	**–**	(180)	113
Non-taxable expense (income)	**(51)**	(24)	(14)
Tax on items not included in income from continuing operations	**(84)**	100	(27)
Deductible PRT expense	**(81)**	(83)	(91)
Difference between future and statutory rates	**(112)**	(7)	(5)
Higher foreign tax rates	**537**	233	321
Other	**(121)**	(19)	(9)
Income taxes	**1,616**	642	1,190

At December 31, 2008, Talisman had unused non-capital tax losses of $102 million (2007 – $101 million; 2006 – $nil). The majority of these losses arose in the US and expire between 2027 and 2028.

Changes in unrecognized tax benefits are summarized below:

	2008	2007
Unrecognized tax benefit at January 1	**83**	87
Increases due to prior period tax positions	**–**	30
Decreases due to prior period tax positions	**(3)**	(25)
Increases due to current period tax positions	**–**	19
Decreases due to current period tax positions	**(2)**	–
Increases due to settlement with taxation authorities	**2**	–
Decreases due to settlements with taxation authorities	**(13)**	(28)
Unrecognized tax benefit at December 31	**67**	83

Talisman's entire unrecognized tax benefit as of December 31, 2008 and December 31, 2007, if recognized, would affect the Company's effective tax rate.

No significant change in the total unrecognized tax benefit is expected in 2009.

The total amount of interest and penalties included in income tax expense during the year ended December 31, 2008 was $2 million (2007 – $6 million; 2006 – $3 million). The total amount of accrued interest and penalties was $18 million at December 31, 2008 (2007 – $16 million).

Talisman's open tax years by jurisdiction are as follows:

Jurisdiction	Tax years subject to examination
Canada	1987 to date
US	2004 to date
UK	2002 to date
Norway	2003 to date
Malaysia	2003 to date
Indonesia	1998 to date
Vietnam	2001 to date
Trinidad	2002 to date

As a matter of course, Talisman is audited regularly by federal and foreign taxing authorities, but does not anticipate adjustments arising from these audits that would materially affect its financial position, results of operations or cash flows.

Petroleum Revenue Tax (PRT)

PRT expense relates primarily to the UK and is comprised of current tax expense of $83 million (2007 – $262 million; 2006 – $256 million) and future tax expense of $93 million (2007 – recovery of $4 million; 2006 – expense of $27 million). The measurement of PRT expense and the related provision in the Consolidated Financial Statements is subject to uncertainty associated with future recovery of oil and gas reserves, commodity prices and the timing of future events, which could result in material changes to deferred amounts.

20. supplemental cash flow information

Items Not Involving Cash

Years ended December 31	2008	2007	2006
Depreciation, depletion and amortization	2,979	2,177	1,813
Dry hole	492	607	213
Net gain on asset disposals	(76)	(12)	(106)
Stock-based compensation recovery	(284)	(183)	(108)
Future taxes and deferred PRT (recovery)	212	(62)	546
Unrealized (gains) losses on held-for-trading financial instruments	(1,222)	65	–
Financial instruments contract premium	46	–	–
Other	44	57	9
	2,191	2,649	2,367
Cash interest paid (net of capitalized interest)	162	232	184
Cash income taxes paid	1,385	997	1,173

Changes in Non-Cash Operating Working Capital

Years ended December 31	2008	2007	2006
Accounts receivable	3	(91)	197
Inventories	(43)	77	(182)
Prepaid expenses	(5)	13	(9)
Asset retirement obligations expenditures [1]	(57)	(46)	(50)
Accounts payable and accrued liabilities	(11)	(186)	(93)
Income and other taxes payable	104	(24)	(237)
Net use of cash	(9)	(257)	(374)

1 $44 million of the asset retirement expenditures in 2008 were to settle liabilities that were recorded in accounts payable and accrued liabilities at December 31, 2007.

21. weighted average shares outstanding basic and diluted

(millions)	2008	2007	2006
Weighted average number of common shares outstanding – basic	1,017	1,032	1,092
Dilution effect of stock options	17	24	30
Weighted average number of common shares outstanding – diluted	1,034	1,056	1,122

Outstanding stock options are the only instruments that are currently dilutive to net income per share. For 2008, 26,985,720 stock options that were anti-dilutive have been excluded from the computation of diluted net income per share (2007 – 10,859,778; 2006 – 2,548,433).

22. employee benefits

The Company sponsors both defined benefit and defined contribution pension arrangements covering substantially all employees. Defined benefit pension plans are based on years of service and final average salary. The defined pension benefits in the UK and Norway, which account for 49% of the accrued benefit obligation at December 31, 2008, will increase at the rate of inflation. Although the Company has no commitment to provide for increases related to inflation on its Canadian defined benefit pension plans, the benefits have increased annually by one-half of the rate of inflation since 2003.

Talisman uses actuarial reports prepared by independent actuaries for funding and accounting purposes. The Company uses a December 31 measurement date to value its benefit plan assets and obligations. The most recent actuarial valuation of the employee benefit plans for funding purposes was at December 31, 2007, with the next valuation at December 31, 2008. The most recent actuarial valuation of the executive pension plan for funding purposes was at July 1, 2007, with the next valuation at December 31, 2009. The following significant actuarial assumptions were employed to determine the periodic pension expense and the accrued benefit obligations:

	2008	2007	2006
Accrued benefit obligation			
Discount rate (%)	6.5	5.5	5.0
Rate of compensation increase (%)	4.6	4.8	4.5
Benefit expense			
Discount rate (%)	5.5	5.0	4.9
Expected long-term rate of return on plan assets (%)	6.6	6.8	6.8
Assumed health care cost trend rates			
Initial health care cost trend rate (%)	10.0	10.0	10.0
Health care cost trend rate declines to (%)	5.0	5.0	5.0
Year that the cost trend rate reaches final rate	2036	2018	2018

The discount rate assumptions used to determine pension and post-retirement benefit plan obligations and expense reflect the prevailing rates available on high-quality, fixed-income debt instruments.

The expected long-term rate of return on plan assets is established by developing a forward-looking, long-term return assumption for each asset class, taking into account factors such as the expected real return for the specific asset class and inflation. A single, long-term rate of return is then calculated as the weighted average of the target asset allocation and the long-term return assumption for each asset class.

The approximate target allocation percentage for the Canadian employee and executive plans that account for 42% of total plan assets is 70% equities and 30% bonds. The approximate target allocation for the UK employee plan that accounts for 46% of total plan assets is 45% UK equities, 35% global equities and 20% UK bonds. Plan assets do not include any common shares of Talisman, other than through Canadian equity pooled funds.

The majority of pension assets are invested in equity securities, as illustrated in the asset allocation table below:

	2008	2007	2006
Equity securities (%)	**58**	71	79
Fixed income (%)	**32**	27	20
Cash (%)	**8**	2	1
Real estate (%)	**2**	–	–
	100	100	100

The Canadian defined benefit plans' investment policy is designed to mitigate the risk of capital loss while providing a framework for selecting investments with a reasonable expectation of providing a prescribed rate of return or appreciation in value. Plan assets are invested in accordance with this investment policy. Investment managers must maintain specified asset mixes and diversification by industry, geographic location, and economic and currency risk. The maximum market value of the assets of an equity manager's portfolio that should be invested in the equity securities of any one company is 10%. Equity managers may use the full range of equity capitalization, except that no more than 10% of each manager's portfolio will be invested in companies having market capitalizations of less than $100 million. Foreign investments are managed passively to replicate the S&P 500 Index hedged to Canadian dollars and the MSCI EAFE Index. Investments in bonds and debentures are managed passively to replicate the DEX Universe Bond Index. Bonds, debentures, and short-term investments are limited to those meeting minimum credit ratings, as determined by recognized credit rating services. No more than 5% of a manager's portfolio may be invested in short-term investments of any one corporate issuer, while no more than 10% may be invested in bonds of any one corporate issuer.

The UK defined benefit plan's investment policy is designed to mitigate risk through asset diversification while earning returns. The asset classes considered for the UK plan's investments are UK Government bonds, other UK bonds and equities. Plan assets are actively managed, with investment managers maintaining the aforementioned target asset allocation within a 5% tolerance range.

The Company's net benefit plan expense is as follows:

	2008	2007	2006
Current service cost – defined benefit	**22**	21	12
Current service cost – defined contribution	**13**	11	11
Interest cost	**15**	12	10
Actual return on plan assets	**37**	(7)	(22)
Actuarial (gain) loss on accrued benefit obligation	**(39)**	2	24
Other	**–**	(3)	2
Costs arising during the year	**48**	36	37
Differences between costs arising during the year and net benefit plan expense			
Return on plan assets	**(52)**	(7)	19
Actuarial loss (gain)	**44**	2	(31)
Prior service benefit	**1**	(3)	–
Amortization of net transitional asset	**(1)**	(1)	–
Net benefit plan expense	**40**	27	25

The net benefit plan expense for the year is determined by using actuarial assumptions, including expected return on plan assets, and includes the amortization of net actuarial losses and net transitional assets and obligations as described in note 1k).

Information about the Company's defined pension benefit plans is as follows:

	2008 **Pension plans** **grouped by funded status**		2007 Pension plans grouped by funded status	
	Surplus[1]	**Deficit**[1]	Surplus[1]	Deficit[1]
Accrued benefit obligation				
Accrued benefit obligation, beginning of year	**66**	**196**	67	180
Current service cost	**1**	**21**	1	20
Interest cost	**4**	**11**	3	9
Actuarial losses (gains)	**(11)**	**(28)**	(1)	3
Plan participants' contributions	**–**	**1**	–	1
Benefits paid	**(5)**	**(4)**	(4)	(3)
Foreign currency translation	**–**	**(9)**	–	(16)
Other	**(1)**	**1**	–	2
Accrued benefit obligation, end of year	**54**	**189**	66	196
Plan assets				
Fair value of plan assets, beginning of year	**96**	**109**	111	100
Actual return on plan assets	**(18)**	**(19)**	–	7
Employer contributions	**–**	**21**	–	18
Plan participants' contributions	**–**	**1**	–	1
Surplus applied to defined contribution plan	**(12)**	**–**	(11)	–
Benefits paid	**(5)**	**(4)**	(4)	(3)
Expenses	**(2)**	**(1)**	–	–
Foreign currency translation	**–**	**(8)**	–	(13)
Other	**–**	**–**	–	(1)
Fair value of plan assets, end of year	**59**	**99**	96	109
Funded status – surplus (deficit)[2]	**5**	**(90)**	30	(87)
Unamortized net actuarial losses	**29**	**33**	15	38
Unamortized prior service cost	**–**	**6**	–	6
Unamortized net transitional (asset) obligation	**(2)**	**2**	(3)	2
Net accrued benefit asset (liability)	**32**	**(49)**	42	(41)

1   The net accrued benefit asset and net accrued benefit liability are included in other assets and other long-term obligations, respectively, on the Consolidated Balance Sheets.

2   $57 million (2007 – $64 million) of the funding deficit is secured by letters of credit.

The projected future benefit payments are as follows:

2009	2010	2011	2012	2013	Thereafter
9	10	11	11	12	79

During 2009, the Company expects to make contributions of $24 million to its defined benefit plans.

At December 31, 2008, the actuarial net present value of the accrued benefit obligation for other post-retirement benefit plans was $11 million (2007 – $10 million). The other post-retirement benefit plans provide medical, dental and life insurance benefits for active and retired employees. The effect of a 1% change in the assumed health care cost trend rates on accrued benefit obligations and benefit costs would be immaterial.

23. segmented information

Talisman's activities are conducted in five geographic segments: North America, UK, Scandinavia, Southeast Asia, and Other. North America includes operations in Canada and the US. The UK segment includes operations in the UK and the Netherlands. Scandinavia includes operations in Norway and Denmark. The Southeast Asia segment includes operations in Indonesia, Malaysia, Vietnam and Australia. The Other segment includes operations in Algeria, Tunisia, Trinidad and Tobago as well as other international areas. All activities relate to the exploration, development, production and transportation of oil, liquids and natural gas.

(millions of C$)	North America [1]			UK [2]			Scandinavia [3]		
	2008	2007	2006	**2008**	2007	2006	**2008**	2007	2006
Revenue									
Total gross sales	**4,090**	2,894	2,922	**3,458**	2,606	2,344	**1,192**	827	812
Hedging gain (loss)	**–**	110	86	**(28)**	(6)	(20)	**–**	–	–
Royalties	**717**	528	533	**13**	4	6	**–**	–	–
Net sales	**3,373**	2,476	2,475	**3,417**	2,596	2,318	**1,192**	827	812
Other	**117**	103	72	**25**	18	25	**4**	22	10
Total revenue	**3,490**	2,579	2,547	**3,442**	2,614	2,343	**1,196**	849	822
Segmented expenses									
Total operating expenses	**595**	506	448	**942**	872	626	**272**	279	252
Transportation	**68**	65	73	**49**	51	50	**35**	34	26
DD&A	**1,130**	1,032	925	**1,145**	605	431	**421**	264	199
Dry hole	**270**	371	131	**93**	104	26	**90**	83	11
Exploration	**165**	148	168	**54**	40	24	**50**	34	30
Other	**(85)**	(48)	(108)	**23**	25	26	**14**	(9)	–
Total segmented expenses	**2,143**	2,074	1,637	**2,306**	1,697	1,183	**882**	685	518
Segmented income before taxes	**1,347**	505	910	**1,136**	917	1,160	**314**	164	304
Non-segmented expenses									
General and administrative									
Interest on long-term debt									
Stock-based compensation									
Currency translation									
Loss on held-for-trading financial instruments									
Total non-segmented expenses									
Income from continuing operations before taxes									
Capital expenditures									
Exploration	**1,474**	851	1,080	**188**	246	138	**165**	148	102
Development	**949**	799	1,080	**545**	959	1,027	**651**	436	216
Midstream	**56**	133	174	**–**	–	–	**–**	–	–
Exploration and development	**2,479**	1,783	2,334	**733**	1,205	1,165	**816**	584	318
Property acquisitions									
Proceeds on dispositions									
Other non-segmented									
Net capital expenditures [6]									
Property, plant and equipment	**9,185**	7,857	7,479	**4,738**	5,683	6,055	**1,745**	1,536	1,250
Goodwill	**242**	244	244	**306**	335	449	**602**	639	658
Other	**858**	1,012	668	**253**	301	414	**154**	172	109
Discontinued operations	**15**	119	701	**165**	161	413	**93**	301	377
Segmented assets	**10,300**	9,232	9,092	**5,462**	6,480	7,331	**2,594**	2,648	2,394
Non-segmented assets									
Total assets									

1 **North America**	**2008**	2007	2006		2 **UK**	**2008**	2007	2006		3 **Scandinavia**	**2008**	2007	2006
Canada	**3,263**	2,369	2,294		UK	**3,442**	2,614	2,343		Norway	**1,196**	849	822
US	**227**	210	253		Netherlands	**–**	–	–		Denmark	**–**	–	–
Total revenue	**3,490**	2,579	2,547		**Total revenue**	**3,442**	2,614	2,343		**Total revenue**	**1,196**	849	822
Canada	**8,384**	7,467	7,032		UK	**4,738**	5,683	6,055		Norway	**1,745**	1,536	1,250
US	**801**	390	447		Netherlands	**–**	–	–		Denmark	**–**	–	–
Property, plant and equipment	**9,185**	7,857	7,479		**Property, plant and equipment**	**4,738**	5,683	6,055		**Property, plant and equipment**	**1,745**	1,536	1,250

(millions of C$)	Southeast Asia [4]			Other [5]			Total		
	2008	2007	2006	**2008**	2007	2006	**2008**	2007	2006
Revenue									
Total gross sales	**2,479**	2,096	2,125	**560**	438	321	**11,779**	8,861	8,524
Hedging gain (loss)	**–**	–	–	**–**	–	–	**(28)**	104	66
Royalties	**1,066**	843	797	**295**	183	133	**2,091**	1,558	1,469
Net sales	**1,413**	1,253	1,328	**265**	255	188	**9,660**	7,407	7,121
Other	**–**	2	2	**–**	–	–	**146**	145	109
Total revenue	**1,413**	1,255	1,330	**265**	255	188	**9,806**	7,552	7,230
Segmented expenses									
Total operating expenses	**195**	169	161	**21**	28	21	**2,025**	1,854	1,508
Transportation	**47**	47	46	**9**	8	7	**208**	205	202
DD&A	**254**	248	224	**29**	28	34	**2,979**	2,177	1,813
Dry hole	**13**	48	15	**26**	1	30	**492**	607	213
Exploration	**74**	22	22	**88**	71	69	**431**	315	313
Other	**29**	6	9	**1**	7	11	**(18)**	(19)	(62)
Total segmented expenses	**612**	540	477	**174**	143	172	**6,117**	5,139	3,987
Segmented income before taxes	**801**	715	853	**91**	112	16	**3,689**	2,413	3,243
Non-segmented expenses									
General and administrative							**295**	223	233
Interest on long-term debt							**168**	207	165
Stock-based compensation							**(73)**	(15)	51
Currency translation							**(165)**	53	25
Loss on held-for-trading financial instruments							**(1,664)**	25	–
Total non-segmented expenses							**(1,439)**	493	474
Income from continuing operations before taxes							**5,128**	1,920	2,769
Capital expenditures									
Exploration	**309**	172	72	**159**	144	161	**2,295**	1,561	1,553
Development	**459**	340	259	**16**	29	4	**2,620**	2,563	2,586
Midstream	**–**	–	–	**–**	–	–	**56**	133	174
Exploration and development	**768**	512	331	**175**	173	165	**4,971**	4,257	4,313
Property acquisitions							**452**	317	204
Proceeds on dispositions							**(100)**	(45)	(119)
Other non-segmented							**64**	41	36
Net capital expenditures [6]							**5,387**	4,570	4,434
Property, plant and equipment	**2,984**	2,030	1,561	**835**	241	238	**19,487**	17,347	16,583
Goodwill	**129**	104	123	**4**	3	4	**1,283**	1,325	1,478
Other	**304**	293	365	**138**	61	57	**1,707**	1,839	1,613
Discontinued operations	**–**	–	–	**255**	245	266	**528**	826	1,757
Segmented assets	**3,417**	2,427	2,049	**1,232**	550	565	**23,005**	21,337	21,431
Non-segmented assets							**1,270**	83	50
Total assets							**24,275**	21,420	21,481

4	**Southeast Asia**	**2008**	2007	2006
	Indonesia	**863**	591	558
	Malaysia	**408**	473	551
	Vietnam	**49**	28	30
	Australia	**93**	163	191
	Total revenue	**1,413**	1,255	1,330
	Indonesia	**990**	820	417
	Malaysia	**1,277**	884	879
	Vietnam	**470**	162	54
	Australia	**247**	164	211
	Property, plant and equipment	**2,984**	2,030	1,561

5	**Other**	**2008**	2007	2006
	Trinidad and Tobago	**–**	–	–
	Algeria	**219**	220	174
	Tunisia	**46**	35	14
	Total revenue	**265**	255	188
	Trinidad and Tobago	**–**	–	–
	Algeria	**221**	193	199
	Tunisia	**21**	14	15
	Other	**593**	34	24
	Property, plant and equipment	**835**	241	238

6 Excluding corporate acquisitions

24. information regarding united states gaap differences

Accounting Principles Generally Accepted in the United States

The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP) which, in most respects, conform to accounting principles generally accepted in the United States (US GAAP). Differences between Canadian and US GAAP are identified below:

Balance Sheet Items in Accordance with US GAAP

December 31 (millions of C$)	Notes	Canadian GAAP 2008	US GAAP	Canadian GAAP 2007	US GAAP
				(restated – see note 3)	(restated – see note 3)
Current assets		2,928	2,928	1,925	1,925
Property, plant and equipment	1-3	19,487	19,674	17,347	17,553
Other non-current assets	4,9,10	1,860	1,813	2,148	2,078
		24,275	24,415	21,420	21,556
Current liabilities	10	2,818	2,957	2,362	2,481
Long-term debt		3,961	3,961	4,862	4,862
Future income taxes	2	4,032	3,961	4,038	3,946
Other non-current liabilities	4,9,10	2,314	2,367	2,195	2,273
		13,125	13,246	13,457	13,562
Shareholders' equity					
Common shares		2,372	2,372	2,437	2,437
Contributed surplus	5	84	101	64	81
Retained earnings	1-6,9,10	8,966	9,001	5,651	5,695
Accumulated other comprehensive loss	4,6,9	(272)	(305)	(189)	(219)
Total liabilities and shareholders' equity		24,275	24,415	21,420	21,556

Net Income in Accordance with US GAAP

Years ended December 31 (millions of C$)	Notes	2008	2007	2006
			(restated – see note 3)	(restated – see note 3)
Net income from continuing operations – Canadian GAAP		**3,336**	1,020	1,296
Depreciation, depletion and amortization	1,2,3	**(19)**	(29)	(35)
(Loss) gain on derivative instruments	4	**39**	(9)	(13)
Deferred income taxes	2	**(21)**	34	12
Stock-based compensation	10	**(5)**	(103)	(37)
Interest on long-term debt	4	**(3)**	(3)	(3)
		(9)	(110)	(76)
Net income from continuing operations		**3,327**	910	1,220
Net income from discontinued operations		**183**	1,058	709
Net income before cumulative effect of changes in accounting principles		**3,510**	1,968	1,929
Cumulative effect of changes in accounting principles, net of tax	10	**–**	–	(9)
Net income – US GAAP		**3,510**	1,968	1,920
Per common share amounts US GAAP (C$)				
Basic				
Net income from continuing operations		**3.27**	0.88	1.12
Net income from discontinued operations		**0.18**	1.03	0.65
Net income before cumulative effect of changes in accounting principles		**3.45**	1.91	1.77
Cumulative effect of changes in accounting principles, net of tax		**–**	–	(0.01)
Net income		**3.45**	1.91	1.76
Diluted				
Net income from continuing operations		**3.22**	0.86	1.09
Net income from discontinued operations		**0.18**	1.00	0.63
Net income before cumulative effect of changes in accounting principles		**3.40**	1.86	1.72
Cumulative effect of changes in accounting principles, net of tax		**–**	–	(0.01)
Net income		**3.40**	1.86	1.71

Comprehensive Income in Accordance with US GAAP

Years ended December 31 (millions of C$)	Notes	2008	2007	2006
Net income – US GAAP		**3,510**	1,968	1,920
Foreign currency – translation of self-sustaining operations		**(2,286)**	947	179
Foreign currency – translation into reporting currency		**2,186**	(1,242)	208
Employee benefits, net of tax		**(3)**	(13)	–
Change in fair value of cash flow hedges, net of tax	4	**17**	(98)	92
Other comprehensive income (loss) – US GAAP		**(86)**	(406)	479
Comprehensive income – US GAAP		**3,424**	1,562	2,399

Statement of Cash Flow Items in Accordance with US GAAP

Years ended December 31 (millions of C$)	Notes	**2008**	2007	2006
Operating				
Cash provided by operating activities	7	**5,723**	3,752	4,056
Investing				
Cash used in investing activities	7	**(4,543)**	(2,921)	(3,452)
Financing				
Cash used in financing activities	8	**(1,655)**	(393)	(656)
Effect of translation on foreign currency cash		**32**	(5)	10
Net increase (decrease) in cash and cash equivalents		**(443)**	433	(42)
Cash and cash equivalents, beginning of year	8	**536**	103	145
Cash and cash equivalents, end of year	8	**93**	536	103

GAAP Differences

24.1)   Gains on Property Exchanges: In 2005, the Company early adopted a new Canadian standard that eliminated a US GAAP reconciling item on a go forward basis. Under both US and Canadian GAAP, non-monetary property exchanges are recorded at fair value unless the transaction lacks commercial substance. Prior to 2005 under both US and Canadian GAAP, property exchanges were recorded at the carrying value of the assets given up unless the exchange transaction included significant cash consideration, in which case it was recorded at fair value. Previous differences in the definition of significant cash consideration under Canadian GAAP have created differences in the carrying value of these properties and results in differences in DD&A in subsequent years.

24.2)   Income Taxes and DD&A Expense: In 2000, the Company adopted the liability method to account for income taxes. The change to the liability method has eliminated a difference between Canadian and US GAAP. However, in accordance with the recommendations of the CICA, the effect of the adoption under Canadian GAAP resulted in a charge to retained earnings, whereas, under US GAAP, the future tax costs that gave rise to the Canadian GAAP adjustment have already been reflected in property, plant and equipment. As a result of the implementation method, further differences in DD&A expense result in subsequent years. Other adjustments to the Canadian GAAP net income required under US GAAP, as disclosed in this note, have been tax effected as necessary.

24.3)   Impairments: In 2004, the Company adopted a new Canadian standard that eliminated a US GAAP reconciling item in respect to impairments on a go forward basis. Under both US and Canadian GAAP, property, plant and equipment must be assessed for potential impairments. Under US GAAP, and effective in 2004 Canadian GAAP, if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, then an impairment loss (the amount by which the carrying amount of the asset exceeds the fair value of the asset) should be recognized. Fair value is calculated as the present value of estimated expected future cash flows. Prior to 2004, under Canadian GAAP, the impairment loss was the difference between the carrying value of the asset and its net recoverable amount (undiscounted). Previous impairment charges not required under Canadian GAAP have resulted in differences in DD&A expense in subsequent years.

24.4)   Forward Foreign Exchange Contracts and Other Financial Instruments: The Company has designated, for Canadian GAAP purposes, some of its derivative financial instruments as hedges, as described in note 15. In accordance with Canadian GAAP, payments or receipts on these contracts are recognized in income concurrently with the hedged transaction.

Effective January 1, 2001, for US GAAP purposes, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, as amended, Accounting for Derivative Instruments and Hedging Activities. Effective with the adoption of this standard, every derivative instrument, including certain derivative instruments embedded in other contracts, is recognized on the balance sheets at fair value. The statement requires that changes in the derivative instrument's fair value be recognized currently in net income unless specific hedge accounting criteria are met.

Prior to January 1, 2004, management did not designate any derivative instruments as hedges for US GAAP purposes and, accordingly, these derivative instruments were recognized on the balance sheets at their fair value with the change in their fair value recognized in net income. Subsequent to January 1, 2004 and prior to January 1, 2007, management designated commodity derivative financial instruments as hedges for US GAAP purposes and, accordingly, the changes in their fair value are recognized in other comprehensive income with any ineffective portion recognized in net income. The ineffective portion in 2008 was $nil (2007 – $nil; 2006 – $10 million). In 2006, the change in the fair value of derivative financial instruments increased other comprehensive income by $92 million, net of income tax of $38 million. For fair value hedges, both the financial instrument designated as the hedging item and the portion of the underlying hedged asset or liability attributable to the hedged risk are measured at fair value. Changes in the fair value of the financial instrument designated as the hedging item and changes in the fair value of the hedged item attributable to the hedged risk are reflected in net income immediately. Effective January 1, 2007, the Company adopted the new Canadian standards that effectively harmonize with US GAAP and, consequently, no GAAP differences remain.

24.5) Appropriation of Contributed Surplus: In 1992, concurrent with a change in control of the Company, $17 million of contributed surplus was appropriated to retained earnings to eliminate the deficit at June 30, 1992. This restatement of retained earnings is not permitted under US GAAP as the events that precipitated it did not constitute a quasi-reorganization.

24.6) Foreign Exchange Gains and Losses on Translation of Self-Sustaining Foreign Operations: Under US GAAP, foreign exchange gains and losses on translation of self-sustaining foreign operations are realized in other comprehensive income. Under Canadian GAAP, prior to 2007, such gains and losses are included as a separate component of shareholders' equity referred to as cumulative foreign currency translation. Effective January 1, 2007, the Company adopted the new Canadian standards that effectively harmonize with US GAAP and, consequently, no GAAP differences remain.

24.7) Cash Provided by Operating Activities Presentation: Under US GAAP, exploration expense is treated as an operating item. It is an investing item under Canadian GAAP.

24.8) Cash and Cash Equivalents: Under US GAAP, the movement in bank indebtedness is treated as a financing activity. Under Canadian GAAP, bank indebtedness is treated as a component of cash and cash equivalents.

24.9) Employee Future Benefits: In 2006, the Company adopted recognition and disclosure provisions of FASB Statement 158 for US GAAP purposes. This statement requires the recognition of the net funded status of pension and other post-retirement plans on the balance sheet and recognition of changes in the funded status through comprehensive income. Deferred actuarial losses, past service costs and transitional assets are now presented on the balance sheet in accumulated other comprehensive income and charged to net income in a manner consistent with the provision of Statements 87 and 106. In order to record the difference between the funded positions of the plans and the carrying value under Canadian GAAP, other assets have decreased by $27 million (2007 – $12 million), other long-term liabilities have increased by $37 million (2007 – $49 million) and future tax liabilities have been reduced by $16 million (2007 – $15 million), with the balance of $48 million (2007 – $46 million) recorded in accumulated other comprehensive income. Also under this Statement, a company is required to measure defined benefit plan assets and obligations as of the balance sheet date; this is consistent with Talisman's current practice and has not resulted in a GAAP difference.

Amounts in accumulated other comprehensive income are as follows:

	Surplus	Deficit	Total
Amounts not yet reflected in the net periodic benefit cost			
Transitional asset (obligation)	2	(2)	–
Past service costs	–	(5)	(5)
Net actuarial loss	(29)	(30)	(59)
Future tax assets	8	8	16
Included in accumulated other comprehensive income	(19)	(29)	(48)

Prior to the adoption of Statement 158 in 2006, the Company recognized the amount by which the accumulated benefit obligation exceeded the fair value of the plan assets as an additional minimum liability, and an intangible asset was recognized equal to the lesser of the additional minimum liability and the unrecognized past service costs, with the excess of the additional minimum liability over the unrecognized past service costs reported in comprehensive income, net of tax.

The accumulated benefit obligation calculated in accordance with Statement 87, which includes no allowance for future salary levels, was $182 million at December 31, 2008 (2007 – $207 million).

The amounts in accumulated other comprehensive income that are expected to be recognized as components of net periodic benefit expense over the next fiscal year are as follows: net transitional asset $1 million, net actuarial losses of $7 million and past service costs of $1 million.

Had the pension liability been recorded in accordance with US GAAP, current liabilities would increase by $4 million and other long-term liabilities would decrease by $4 million.

24.10) Stock-Based Compensation: Effective January 1, 2006, the Company adopted FASB Statement 123R for US GAAP purposes. With the exception of the PSU plan, all of the Company's stock-based compensation plans are classified as liability instruments. Prior to adoption of Statement 123R, there was no GAAP difference and our stock-based compensation was accounted for using the intrinsic value method, whereby obligations were accrued over the vesting period and represented the difference between the market value of the

Company's common shares and the exercise price of the options. Under Statement 123R, obligations for liability-based stock compensation plans are measured at their fair value, and re-measured at fair value in each reporting date with the change in the obligation charged as stock-based compensation. Upon adoption of Statement 123R in 2006, the Company recorded a loss of $9 million, net of tax of $4 million as a cumulative effect of change in accounting principle. A description of the Company's stock-based compensation plans and additional information is available in note 13.

The Company uses the Black-Scholes option pricing model to estimate the fair value of stock-based compensation plans, with the following assumptions:

	2008	2007
Expected volatility	**44%**	30%
Risk free interest rate	**2.2%**	3.7%
Expected term (years)	**5.0**	5.0
Expected forfeiture rate	**7.8%**	7.5%
Expected annual dividend yield	**1.0%**	1.0%

The expected volatility is based on the historical volatility of the Company's common shares over an historical period that matches the expected term of the stock-based compensation plans. The risk free rate is based on Government of Canada bond yields for terms that match the expected term of the stock-based compensation plans. The expected term is based on the experienced historical holding period for stock-based compensation instruments. Under liability accounting, the expected life used to determine fair value is reduced as options approach their expected life, such that options that are still outstanding beyond their expected life have no remaining time value and, accordingly, are recorded at their intrinsic value. The expected dividend rate takes into account historical dividend payments and the Company's expectation for future payments.

For the year ended December 31, 2008, the total stock-based compensation recovery was $68 million (2007 – $88 million expense; 2006 – $88 million expense), of which $20 million (2007 – $26 million expense; 2006 – $25 million expense) is allocated to operating expenses, $43 million (2007 – $55 million expense; 2006 – $56 million expense) is allocated to general and administrative expenses and $5 million (2007 – $7 million expense; 2006 – $7 million expense) is allocated to exploration expenses.

The stock-based compensation recovery net of tax was $48 million (2007 – $66 million expense; 2006 – $58 million expense). The total number of options and cash units expected to vest as at December 31, 2008 was 71.5 million, with a weighted average remaining contractual life of 6.9 years, a weighted average exercise price of $15.18 and an aggregate intrinsic value of $89 million.

The following is a summary of unvested stock-based compensation activity:

	Stock Options	Weighted Average Grant Date Fair Value	Cash Units	Weighted Average Grant Date Fair Value
Unvested at December 31, 2006	36,355,165	14.08	5,944,135	15.02
Granted	12,812,895	20.21	2,759,880	20.16
Vested	(14,229,217)	11.19	(1,137,080)	9.15
Forfeited/expired	(1,082,915)	17.60	(201,595)	17.53
Unvested at December 31, 2007	33,855,928	17.51	7,365,340	17.78
Granted	17,071,170	17.71	2,184,940	18.06
Vested	(14,528,123)	14.22	(2,878,891)	14.40
Forfeited/expired	(1,656,943)	19.18	(444,168)	19.47
Unvested at December 31, 2008	34,742,032	18.90	6,227,221	19.39

At December 31, 2008, there was unrecognized compensation expense of $54 million (2007 – $60 million; 2006 – $95 million) which the Company expects to recognize over a weighted average period of 2.2 years (2007 – 2.1 years).

24.11) Accumulated Other Comprehensive Income (Loss):   Accumulated other comprehensive income (loss) refers to revenues, expenses, gains and losses that are recorded as an element of shareholders' equity but are excluded from net income. The Company's accumulated other comprehensive income (loss) is comprised of: (a) adjustments that result from translation of the Company's foreign entity financial statements from their functional currencies to US dollars and the translation of US dollars to the Company's presentation currency of C$; (b) eligible gains and losses on derivative financial instruments that are part of qualifying cash flow hedges; and (c) minimum pension liability adjustments and adjustments related to the funded status of the Company's benefit plans.

The components of accumulated other comprehensive income (loss) for the years ended December 31, 2008, 2007 and 2006 are as follows:

	Foreign Currency Translation Adjustment	Fair Value of Derivatives	Pension and Post-Retirement Benefit Plans	Total
Balance at January 1, 2006	(265)	5	–	(260)
Change in foreign currency translation adjustment	387	–	–	387
Change in fair value of derivatives (net of tax of $32 million)	–	77	–	77
Adoption of FAS 158 (net of tax of $14 million)	–	–	(33)	(33)
Balance at December 31, 2006	122	82	(33)	171
Change in foreign currency translation adjustment	(295)	–	–	(295)
Change in fair value of derivatives (net of tax of $14 million)	–	(98)	–	(98)
Employee benefits (net of tax of $3 million)	–	–	(12)	(12)
Balance at December 31, 2007	(173)	(16)	(45)	(234)
Change in foreign currency translation adjustment	(100)	–	–	(100)
Change in fair value of derivatives (net of tax of $(13) million)	–	17	–	17
Employee benefits (net of tax of $1 million)	–	–	(3)	(3)
Balance at December 31, 2008	**(273)**	**1**	**(48)**	**(320)**

24.12)   Additional Information: The Company has a financing structure whereby subsidiaries have US$956 million drawn on bank facilities that have been offset against equal amounts of cash deposited by another subsidiary with the same bank under a right of offset agreement. The Company intends to offset these amounts at maturity.

Newly Issued or Adopted US Accounting Standards

a) Fair Value Measurement

During the year, Talisman adopted Statement 157, Fair Value Measurements, which defines fair value and establishes a framework for measuring fair value and increases disclosure concerning fair value measurements. The adoption of Statement 157 did not have a material impact on Talisman's results or financial position. The additional disclosure required by Statement 157 is presented in note 15.

b) Employee Benefits

Effective December 31, 2006, Talisman adopted the recognition and disclosure provisions of Statement 158, Employers' Accounting for Defined Benefit Pension and Other Post-Retirement Plans. The adoption of the measurement provisions of Statement 158 during 2008 did not have an impact on Talisman's results or financial position.

In December 2008, the FASB issued Staff Position FSP FAS 132R-1, Employers' Disclosures about Post-Retirement Benefit Plans Assets, which requires additional disclosures explaining how investment allocation decisions are made, the major categories of plan assets, inputs and valuation techniques used to measure fair value of plan assets and significant concentrations of risk within the plan assets. This staff position will be effective for Talisman's 2009 reporting.

c) Fair Value Option

In February 2007, the FASB issued Statement 159, The Fair Value Option for Financial Assets and Financial Liabilities, which provides an option to report eligible financial assets and liabilities at fair value effective January 1, 2008, with changes in fair value recognized in net income. Upon adoption, the first re-measurement to fair value would be reported as a cumulative-effect adjustment to the opening balance of retained earnings. Talisman has elected not to report eligible assets and liabilities at their fair value.

d) Business Combinations

In December 2007, the FASB issued Statement 141R, Business Combinations, which requires recognition of the assets acquired, liabilities assumed and non-controlling interest arising in a business combination at their fair value as of the acquisition date. In addition, the costs of acquisition must be recognized separately from the business combination. This statement will be effective for Talisman's 2009 reporting.

e) Derivative Instruments and Hedging Activities

In March 2008, the FASB issued Statement 161, Disclosures about Derivative Instruments and Hedging Activities, which requires enhanced disclosure about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for, and how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. This statement will be effective for Talisman's 2009 reporting.

f) Hierarchy of Generally Accepted Accounting Principles

In May 2008, the FASB issued Statement 162, The Hierarchy of Generally Accepted Accounting Principles, which identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of entities that are presented in conformity with US GAAP. This statement will be effective for Talisman following the US Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board's amendments to existing guidance and its adoption is not expected to have a material impact on the Company.

Summary US Dollar Information

Unless otherwise noted, all tabular amounts in the Consolidated Financial Statements, including accounting principles generally accepted in the US above, are reported in C$. The following information reflects summary financial information prepared in accordance with US GAAP translated from C$ to US$ at the average exchange rate prevailing in the respective year.

(millions of US$ unless otherwise stated)	2008	2007	2006
Total revenue [1]	**9,200**	7,060	6,377
Net income	**3,293**	1,840	1,694
Net income per common share (US$/share)	**3.24**	1.78	1.55
Average exchange rate (US$/C$)	**0.9381**	0.9348	0.8820

1 Total revenue excludes the results of discontinued operations. Prior periods have been restated accordingly.

supplementary oil and gas information

(unaudited)

The supplemental data on the Company's oil and gas activities was prepared in accordance with the FASB's SFAS No. 69: Disclosures About Oil and Gas Producing Activities. Activities not directly associated with conventional oil and natural gas production, including synthetic oil operations, are excluded from all aspects of this supplementary oil and gas information.

Supplementary oil and gas information reflects activities from assets that are classified as both continuing operations and, until disposed of, discontinued operations for financial reporting purposes. See note 3 to the Consolidated Financial Statements for details.

results of operations from oil and gas producing activities

Years ended December 31 (millions of C$)	North America	UK	Scandinavia [2]	Southeast Asia	Other	Total
2008						
Net oil and gas revenue derived from proved reserves [1]	**3,272**	**3,548**	**1,235**	**1,413**	**418**	**9,886**
Less: Production costs	**594**	**1,009**	**280**	**195**	**34**	**2,112**
Transportation	**68**	**52**	**35**	**48**	**9**	**212**
Exploration and dry hole expense	**444**	**148**	**141**	**87**	**117**	**937**
Depreciation, depletion and amortization	**1,079**	**1,150**	**477**	**251**	**61**	**3,018**
Tax expense	**270**	**658**	**224**	**392**	**115**	**1,659**
Results of operations	**817**	**531**	**78**	**440**	**82**	**1,948**
2007						
Net oil and gas revenue derived from proved reserves [1]	2,670	2,942	899	1,254	411	8,176
Less: Production costs	538	992	289	169	39	2,027
Transportation	66	70	35	47	8	226
Exploration and dry hole expense	525	148	116	70	142	1,001
Depreciation, depletion and amortization	1,030	626	341	243	59	2,299
Tax expense	116	643	95	359	102	1,315
Results of operations	395	463	23	366	61	1,308
2006						
Net oil and gas revenue derived from proved reserves [1]	2,836	2,923	886	1,329	374	8,348
Less: Production costs	511	740	259	161	36	1,707
Transportation	73	72	27	46	7	225
Exploration and dry hole expense	302	51	42	38	182	615
Depreciation, depletion and amortization	997	532	248	224	69	2,070
Tax expense	286	876	235	405	69	1,871
Results of operations	667	652	75	455	11	1,860

1.   Net oil and gas revenue derived from proved reserves is net of applicable royalties.

2.   Substantially all the Danish assets were sold in June 2008.

capitalized costs related to oil and gas activities

Years ended December 31 (millions of C$)	North America	UK	Scandinavia [1]	Southeast Asia	Other	Total
2008						
Proved properties	**9,354**	**8,559**	**2,638**	**3,934**	**731**	**25,216**
Unproved properties	**774**	**569**	**227**	**522**	**650**	**2,742**
Incomplete wells and facilities	**218**	**23**	**8**	**71**	**42**	**362**
	10,346	**9,151**	**2,873**	**4,527**	**1,423**	**28,320**
Less: Accumulated depreciation, depletion and amortization	**1,911**	**4,329**	**1,064**	**1,548**	**351**	**9,203**
Net capitalized costs	**8,435**	**4,822**	**1,809**	**2,979**	**1,072**	**19,117**
2007						
Proved properties	7,883	8,232	2,327	2,675	596	21,713
Unproved properties	326	922	192	232	57	1,729
Incomplete wells and facilities	166	71	7	53	5	302
	8,375	9,225	2,526	2,960	658	23,744
Less: Accumulated depreciation, depletion and amortization	1,167	3,561	753	991	221	6,693
Net capitalized costs	7,208	5,664	1,773	1,969	437	17,051
2006						
Proved properties	9,915	9,808	1,701	2,346	609	24,379
Unproved properties	351	1,280	291	66	71	2,059
Incomplete wells and facilities	162	10	15	30	2	219
	10,428	11,098	2,007	2,442	682	26,657
Less: Accumulated depreciation, depletion and amortization	3,060	4,764	449	911	197	9,381
Net capitalized costs	7,368	6,334	1,558	1,531	485	17,276

1. Substantially all the Danish assets were sold in June 2008.

costs incurred in oil and gas activities

Years ended December 31 (millions of C$)	North America	UK	Scandinavia [1]	Southeast Asia	Other	Total
2008						
Property acquisition costs						
Proved	71	–	–	–	–	71
Unproved	833	–	–	6	430	1,269
Exploration costs	770	188	165	303	159	1,585
Development costs	965	576	720	452	33	2,746
Asset retirement costs	45	48	3	9	1	106
Total costs incurred	2,684	812	888	770	623	5,777
2007						
Property acquisition costs						
Proved	23	–	–	253	–	276
Unproved	122	–	–	156	10	288
Exploration costs	749	246	148	171	144	1,458
Development costs	849	1,007	465	340	64	2,725
Asset retirement costs	121	–	124	53	8	306
Total costs incurred	1,864	1,253	737	973	226	5,053
2006						
Property acquisition costs						
Proved	17	29	3	–	–	49
Unproved	322	183	–	3	–	508
Exploration costs	758	138	102	68	161	1,227
Development costs	1,179	1,086	230	259	88	2,842
Asset retirement costs	60	434	1	15	3	513
Total costs incurred	2,336	1,870	336	345	252	5,139

1.   Substantially all the Danish assets were sold in June 2008.

standardized measure of discounted future net cash flows from proved reserves

Future net cash flows were calculated by applying the respective year-end prices to the Company's estimated future production of proved reserves and deducting estimates of future development, asset retirement, production and transportation costs and income taxes. Future costs have been estimated based on existing economic and operating conditions. Future income taxes have been estimated based on statutory tax rates enacted at year end. The present values of the estimated future cash flows were determined by applying a 10% discount rate prescribed by the Financial Accounting Standards Board.

In order to increase the comparability between companies, the standardized measure of discounted future net cash flows necessarily employs uniform assumptions that do not necessarily reflect management's best estimate of future events and anticipated outcomes. There are numerous uncertainties inherent in estimating quantities of proved reserves and projecting future rates of production and timing of development expenditures. Accordingly, the Company does not believe that the standardized measure of discounted future net cash flows will be representative of actual future net cash flows and should not be considered to represent the fair market value of the oil and gas properties. Actual future net cash flows will differ significantly from estimates due to, but not limited to, the following:

- production rates will differ from those estimated both in terms of timing and amount. For example, future production may include significant additional volumes from unproved reserves;

- future prices and economic conditions will differ from those at year-end. For example, changes in prices decreased the discounted future net cash flows by $16 billion in 2008;

- future production and development costs will be determined by future events and will differ from those at year-end; and

- estimated income taxes will differ in terms of amounts and timing dependent on the above factors, changes in enacted rates and the impact of future expenditures on unproved properties.

The standardized measure of discounted future net cash flows was prepared using the following prices:

	2008	2007	2006
Oil and liquids ($/bbl)			
North America [1]	**37.11**	71.28	55.04
UK	**45.74**	94.93	67.72
Scandinavia	**44.64**	95.46	68.50
Southeast Asia	**38.98**	98.58	68.32
Other	**46.06**	96.33	69.22
Total	**42.31**	90.69	65.22
Natural gas ($/mcf)			
North America	**6.94**	6.89	6.72
UK	**10.36**	6.78	7.68
Scandinavia	**9.69**	9.22	7.73
Southeast Asia	**3.47**	5.97	4.99
Other	**1.72**	2.56	2.79
Total	**5.36**	6.35	5.93

1. The price for Talisman's oil in North America is lower than other oil prices as it is a heavier grade.

In order to derive the prices in the cash flow, the following benchmark prices and exchange rates were used:

	2008	2007	2006
WTI (US$/bbl)	**44.60**	95.98	61.05
Dated Brent (US$/bbl)	**36.55**	96.02	58.93
HH gas (US$/mmbtu)	**5.71**	6.80	5.64
AECO-C (C$/GJ)	**6.02**	6.18	5.81
US$/C$	**0.8166**	1.0120	0.8581
C$/£	**1.7896**	1.9600	2.2824

discounted future net cash flows from proved reserves

Years ended December 31 (millions of C$)	North America	UK	Scandinavia	Southeast Asia	Other	Total
2008						
Future cash inflows [1]	**20,889**	**10,840**	**3,513**	**7,635**	**1,600**	**44,477**
Future costs						
Transportation	**(598)**	**(686)**	**(185)**	**(686)**	**(59)**	**(2,214)**
Production	**(7,846)**	**(5,897)**	**(1,675)**	**(2,431)**	**(473)**	**(18,322)**
Development and site restoration	**(3,255)**	**(4,493)**	**(1,170)**	**(1,025)**	**(274)**	**(10,217)**
Future costs	**(11,699)**	**(11,076)**	**(3,030)**	**(4,142)**	**(806)**	**(30,753)**
Future inflows before income taxes	**9,190**	**(236)**	**483**	**3,493**	**794**	**13,724**
Future income and production revenue taxes	**(1,765)**	**508**	**630**	**(1,458)**	**(374)**	**(2,459)**
Net cash flows	**7,425**	**272**	**1,113**	**2,035**	**420**	**11,265**
Less 10% annual discount for estimated timing of cash flows	**(3,097)**	**212**	**(250)**	**(878)**	**(135)**	**(4,148)**
Discounted cash flows	**4,328**	**484**	**863**	**1,157**	**285**	**7,117**
2007						
Future cash inflows [1]	24,094	37,256	7,140	13,836	3,234	85,560
Future costs						
Transportation	(584)	(772)	(194)	(607)	(60)	(2,217)
Production	(7,042)	(16,090)	(2,028)	(2,234)	(456)	(27,850)
Development and site restoration	(2,911)	(6,001)	(1,851)	(1,194)	(214)	(12,171)
Future costs	(10,537)	(22,863)	(4,073)	(4,035)	(730)	(42,238)
Future inflows before income taxes	13,557	14,393	3,067	9,801	2,504	43,322
Future income and production revenue taxes	(2,915)	(8,026)	(1,585)	(3,964)	(1,013)	(17,503)
Net cash flows	10,642	6,367	1,482	5,837	1,491	25,819
Less 10% annual discount for estimated timing of cash flows	(4,557)	(1,271)	(371)	(2,321)	(521)	(9,041)
Discounted cash flows	6,085	5,096	1,111	3,516	970	16,778
2006						
Future cash inflows [1]	23,058	26,963	4,821	10,875	2,959	68,676
Future costs						
Transportation	(640)	(879)	(254)	(617)	(78)	(2,468)
Production	(6,225)	(13,442)	(1,996)	(1,849)	(448)	(23,960)
Development and site restoration	(2,670)	(6,175)	(1,332)	(1,293)	(244)	(11,714)
Future costs	(9,535)	(20,496)	(3,582)	(3,759)	(770)	(38,142)
Future inflows before income taxes	13,523	6,467	1,239	7,116	2,189	30,534
Future income and production revenue taxes	(3,231)	(3,118)	(406)	(2,953)	(866)	(10,574)
Net cash flows	10,292	3,349	833	4,163	1,323	19,960
Less 10% annual discount for estimated timing of cash flows	(4,279)	(51)	(273)	(1,832)	(506)	(6,941)
Discounted cash flows	6,013	3,298	560	2,331	817	13,019

1. Net oil and gas revenue derived from proved reserves is net of applicable royalties.

principal sources of changes in discounted cash flows

Years ended December 31 (millions of C$)	2008	2007	2006
Sales of oil and gas produced net of production costs	(7,562)	(5,923)	(6,416)
Net change in prices	(15,881)	10,218	(4,021)
Net change in transportation costs	(73)	316	51
Net changes in production costs	(1,049)	(1,359)	(3,255)
Net changes in future development & site restoration costs	(842)	(719)	(2,208)
Development costs incurred during year	2,066	1,955	1,864
Extensions, discoveries and improved recovery	708	1,451	2,340
Revisions of previous reserve estimates	(141)	1,515	676
Net purchases	33	176	31
Net sales of reserves in place	(371)	(929)	(509)
Accretion of discount	2,839	2,055	2,869
Net change in taxes	9,930	(4,076)	2,965
Other	682	(921)	439
Net change	(9,661)	3,759	(5,174)

continuity of net proved reserves[1]

	North America[2]	UK	Scandinavia	Southeast Asia	Other	Total
Oil and liquids (mmbbls)						
Total proved						
Proved reserves at December 31, 2005	142.2	352.5	44.6	55.9	31.8	627.0
Discoveries, additions and extensions	8.4	28.7	28.6	(2.9)	7.3	70.1
Purchase of reserves	–	26.2	–	–	–	26.2
Sale of reserves	(7.3)	(6.8)	–	–	–	(14.1)
Net revisions and transfers	9.3	14.3	0.4	11.6	(0.3)	35.3
2006 Production	(14.3)	(37.1)	(11.8)	(10.7)	(5.4)	(79.3)
Proved reserves at December 31, 2006	138.3	377.8	61.8	53.9	33.4	665.2
Discoveries, additions and extensions	5.9	6.4	11.2	0.9	1.1	25.5
Purchase of reserves	–	–	–	1.0	–	1.0
Sale of reserves	(9.8)	(4.1)	–	–	–	(13.9)
Net revisions and transfers	2.0	42.1	5.3	(3.4)	(1.8)	44.2
2007 Production	(12.5)	(36.9)	(11.1)	(8.7)	(5.1)	(74.3)
Proved reserves at December 31, 2007	123.9	385.3	67.2	43.7	27.6	647.7
Discoveries, additions and extensions	**12.1**	**15.0**	**8.3**	**(0.3)**	**(0.3)**	**34.8**
Purchase of reserves	**0.3**	**–**	**–**	**–**	**–**	**0.3**
Sale of reserves	**(0.3)**	**(17.5)**	**(1.6)**	**–**	**–**	**(19.4)**
Net revisions and transfers	**7.4**	**(133.2)**	**(5.3)**	**6.2**	**3.1**	**(121.8)**
2008 Production	**(11.9)**	**(34.2)**	**(12.0)**	**(6.4)**	**(4.1)**	**(68.6)**
Proved reserves at December 31, 2008	**131.5**	**215.4**	**56.6**	**43.2**	**26.3**	**473.0**
Proved developed						
December 31, 2005	132.0	274.2	34.8	35.8	22.3	499.1
December 31, 2006	130.1	252.9	25.6	36.9	25.8	471.3
December 31, 2007	118.9	342.6	25.6	29.6	25.4	542.1
December 31, 2008	**122.0**	**172.0**	**24.8**	**31.2**	**20.2**	**370.2**
Natural gas (bcf)						
Total proved						
Proved reserves at December 31, 2005	2,155.9	231.1	8.2	1,500.2	214.8	4,110.2
Discoveries, additions and extensions	356.8	33.1	65.9	(18.9)	14.8	451.7
Purchase of reserves	2.9	–	–	–	–	2.9
Sale of reserves	(35.8)	(20.5)	–	–	–	(56.3)
Net revisions and transfers	51.1	(28.1)	7.4	47.7	(0.2)	77.9
2006 Production	(253.3)	(37.5)	(5.2)	(78.3)	(0.1)	(374.4)
Proved reserves at December 31, 2006	2,277.6	178.1	76.3	1,450.7	229.3	4,212.0
Discoveries, additions and extensions	272.2	4.3	9.8	76.7	(10.2)	352.8
Purchase of reserves	3.3	–	–	192.2	–	195.5
Sale of reserves	(117.9)	(53.0)	–	–	–	(170.9)
Net revisions and transfers	23.8	(5.3)	(2.1)	(42.0)	4.3	(21.3)
2007 Production	(262.9)	(23.9)	(5.1)	(73.1)	(0.1)	(365.1)
Proved reserves at December 31, 2007	2,196.1	100.2	78.9	1,604.5	223.3	4,203.0
Discoveries, additions and extensions	**279.1**	**12.4**	**12.1**	**(10.1)**	**0.4**	**293.9**
Purchase of reserves	**14.3**	**–**	**–**	**–**	**–**	**14.3**
Sale of reserves	**(55.2)**	**–**	**–**	**–**	**–**	**(55.2)**
Net revisions and transfers	**114.6**	**(3.2)**	**17.8**	**185.8**	**(0.7)**	**314.3**
2008 Production	**(260.5)**	**(13.8)**	**(6.9)**	**(82.8)**	**(0.2)**	**(364.2)**
Proved reserves at December 31, 2008	**2,288.4**	**95.6**	**101.9**	**1,697.4**	**222.8**	**4,406.1**
Proved developed						
December 31, 2005	1,771.8	174.9	6.2	548.8	0.8	2,502.5
December 31, 2006	1,860.9	123.2	8.6	895.5	0.5	2,888.7
December 31, 2007	1,820.7	86.7	7.0	855.5	1.0	2,770.9
December 31, 2008	**1,887.6**	**65.5**	**99.0**	**1,171.2**	**1.2**	**3,224.5**

1. For definitions of reserves, see the note found on page 36 of this Annual Financial Report.

2. North America net proved reserves exclude synthetic crude oil reserves: 2006 – 32 mmbbls; 2007 – 0 mmbbls (asset sold).

additional information

historical financial summary

Years ended December 31

(millions of C$ unless otherwise stated)	2008	2007 [1]	2006 [1]	2005	2004
Balance sheets					
Current assets	2,928	2,110	2,226	1,489	970
Other assets [2]	577	638	1,132	1,646	896
Goodwill	1,283	1,325	1,468	1,413	441
Property, plant and equipment [2]	19,487	17,347	16,655	13,806	10,101
Total assets	24,275	21,420	21,481	18,354	12,408
Current liabilities	2,818	2,429	3,126	2,991	1,643
Long-term debt	3,961	4,862	4,862	4,263	2,457
Other liabilities	6,346	6,166	6,186	5,305	3,477
Minority interest	–	–	–	66	–
Shareholders' equity	11,150	7,963	7,307	5,729	4,831
Total liabilities and shareholders' equity	24,275	21,420	21,481	18,354	12,408
Income statements					
Revenue					
Gross sales	11,779	8,861	8,524	8,418	6,299
Less hedging gain (loss)	(28)	104	66	(77)	(480)
Gross sales, net of hedging	11,751	8,965	8,590	8,341	5,819
Less royalties	2,091	1,558	1,469	1,423	1,059
Net sales	9,660	7,407	7,121	6,918	4,760
Other	146	145	109	110	80
Total revenue	9,806	7,552	7,230	7,028	4,840
Expenses					
Operating	2,025	1,854	1,508	1,261	1,091
Transportation	208	205	202	185	174
General and administrative	295	223	233	201	183
Depreciation, depletion and amortization	2,979	2,177	1,813	1,595	1,479
Dry hole	492	607	213	241	311
Exploration	431	315	313	275	238
Interest on long-term debt	168	207	165	163	173
Stock-based compensation (recovery)	(73)	(15)	51	633	171
(Gain) loss on held-for-trading financial instruments	(1,664)	25	–	–	–
Other, net	(183)	34	(37)	39	89
Total expenses	4,678	5,632	4,461	4,593	3,909
Income before taxes	5,128	1,920	2,769	2,435	931
Taxes					
Current income tax	1,497	700	671	960	427
Future income tax (recovery)	119	(58)	519	71	(143)
Petroleum revenue tax	176	258	283	184	128
	1,792	900	1,473	1,215	412
Net income from continuing operations	3,336	1,020	1,296	1,220	519
Income from discontinued operations	183	1,058	709	341	135
Net income	3,519	2,078	2,005	1,561	654

1. Adjusted for operations classified as discontinued in 2008.

2. 2007 numbers have been restated. See note 2b) to the Company's audited Consolidated Financial Statements.

consolidated financial ratios

The following financial ratios are provided in connection with the Company's shelf prospectuses filed with Canadian and US securities regulatory authorities and are based on the Company's Consolidated Financial Statements that are prepared in accordance with accounting principles generally accepted in Canada.

The interest coverage ratio is for the 12-month period ended December 31, 2008.

December 31, 2008 (unaudited)	
Interest coverage (times)	
Income [1]	**23.84**
Income from continuing operations [2]	**22.47**

1. Net income plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest.

2. Net income from continuing operations plus income taxes and interest expense from continuing operations, divided by the sum of interest expense and capitalized interest from continuing operations.

ratios and key indicators

Years ended December 31

(millions of C$ unless otherwise stated)	2008	2007	2006	2005	2004
Net income	3,519	2,078	2,005	1,561	654
Cash flow [1]	6,163	4,327	4,748	4,672	2,916
Exploration and development spending	5,106	4,445	4,578	3,179	2,538
Acquisitions	452	317	204	3,170	330
Dispositions	442	1,477	872	22	88
Debt/debt + equity (%)	26	38	38	38	34
Debt/cash flow (times)	0.7	1.1	1.0	0.9	0.8
Per common share					
Net income ($)	3.46	2.01	1.84	1.41	0.57
Cash flow ($) [1]	6.06	4.19	4.35	4.23	2.54
Production (boe)	0.160	0.160	0.162	0.155	0.139
Proved gross reserves (at year-end) (boe)	1.41	1.61	1.57	1.49	1.32
Average royalty rate (%) [2]	18	18	17	17	16
Unit operating costs ($/boe)	13.57	12.14	9.98	8.41	7.26
Unit DD&A ($/boe) [2]	16.41	14.71	12.22	10.88	10.29
Return on capital employed (%) [3]	26.1	18.0	19.3	19.1	10.5
Return on active capital employed (%) [4]	37.6	27.1	30.7	25.7	12.2
Return on equity (%) [5]	36.8	27.2	30.8	29.6	13.8

1. Non-GAAP measure. See advisory on page 111.

2. 2007 and 2006 restated for operations classified as discontinued in 2008.

3. Net income plus tax effected interest/(average shareholders' equity + average debt).

4. Net income plus tax effected interest/(average shareholders' equity + average debt – average non-depleted capital).

5. Net income/average shareholders' equity.

historical operations summary

Years ended December 31 (millions of C$ unless otherwise stated)	**2008**	2007	2006	2005	2004
Daily average production					
Oil (bbls/d)					
North America	**30,109**	31,723	36,280	39,494	41,775
UK	**92,267**	99,756	99,500	104,982	114,019
Scandinavia	**31,110**	29,459	31,346	24,947	5,483
Southeast Asia	**32,178**	41,136	49,872	33,842	34,050
Other	**20,917**	20,653	21,559	25,488	13,537
Natural gas liquids (bbls/d)					
North America	**10,317**	11,576	13,566	14,117	12,618
UK	**1,474**	2,237	3,242	2,038	1,980
Scandinavia	**1,748**	1,143	1,128	749	379
Southeast Asia	**3,574**	3,031	1,710	1,634	1,594
Synthetic oil (Canada) (bbls/d)	**–**	–	3,431	2,693	2,999
Total oil and liquids	**223,694**	240,714	261,634	249,984	228,433
Natural gas (mmcf/d)					
North America	**856**	876	910	915	885
UK	**38**	88	126	111	111
Scandinavia	**19**	14	14	9	3
Southeast Asia	**334**	287	292	284	260
Total natural gas	**1,247**	1,265	1,342	1,319	1,259
Total (mboe/d)	**432**	452	485	470	438
WTI (average US$/bbl)	**99.65**	72.31	66.25	56.70	41.40
NYMEX gas (average US$/mmbtu)	**8.95**	6.92	7.26	8.55	6.09
US$/C$ exchange rate (year-end)	**0.8166**	1.0120	0.8581	0.8577	0.8308

product netbacks – gross[1]

The following table provides information on product netbacks on a gross basis in C$ on a quarterly basis for the periods indicated.

| | **2008** | | | | | 2007 | | | | | 2006 |
| | **Total** | **Three months ended** | | | | Total | Three months ended | | | | Total |
C$ Gross	**Year**	**Dec 31**	**Sep 30**	**Jun 30**	**Mar 31**	Year	Dec 31	Sep 30	Jun 30	Mar 31	Year
North America											
Oil and liquids ($/bbl)											
Sales price	**85.52**	**51.78**	**104.10**	**105.27**	**80.79**	59.53	66.38	62.66	56.67	53.55	56.73
Hedging	**0.01**	**–**	**–**	**0.06**	**(0.03)**	1.72	0.06	1.63	2.10	2.88	–
Royalties	**16.80**	**8.59**	**20.26**	**21.62**	**16.71**	12.37	14.13	12.71	11.84	11.06	11.91
Transportation	**0.42**	**0.38**	**0.36**	**0.42**	**0.51**	0.44	0.37	0.46	0.45	0.47	0.57
Operating costs	**11.17**	**10.82**	**12.39**	**11.92**	**9.50**	9.98	10.63	10.81	9.83	8.82	8.57
	57.14	**31.99**	**71.09**	**71.37**	**54.04**	38.46	41.31	40.31	36.65	36.08	35.68
Natural gas ($/mcf)											
Sales price	**8.66**	**7.23**	**9.18**	**10.25**	**7.86**	6.90	6.48	5.80	7.65	7.66	7.12
Hedging	**–**	**–**	**–**	**–**	**–**	0.26	0.24	0.40	0.13	0.26	0.26
Royalties	**1.46**	**1.05**	**1.61**	**1.75**	**1.40**	1.22	1.13	0.98	1.31	1.45	1.30
Transportation	**0.20**	**0.21**	**0.20**	**0.19**	**0.19**	0.18	0.17	0.20	0.18	0.19	0.19
Operating costs	**1.37**	**1.36**	**1.32**	**1.50**	**1.28**	1.19	1.23	1.19	1.15	1.18	1.07
	5.63	**4.61**	**6.05**	**6.81**	**4.99**	4.57	4.19	3.83	5.14	5.10	4.82
UK											
Oil and liquids ($/bbl)											
Sales price	**98.35**	**58.10**	**115.11**	**123.25**	**97.33**	76.47	87.95	77.89	74.89	64.73	72.11
Hedging	**(0.82)**	**0.01**	**(0.46)**	**(1.77)**	**(1.24)**	(0.16)	(1.69)	(0.43)	0.20	1.32	(0.52)
Royalties	**0.37**	**0.22**	**0.58**	**0.18**	**0.47**	0.77	0.94	0.92	0.47	0.78	0.74
Transportation	**1.18**	**1.35**	**1.22**	**1.31**	**0.79**	1.56	1.18	1.95	1.46	1.71	1.52
Operating costs	**29.31**	**26.35**	**29.31**	**31.02**	**30.92**	25.16	25.06	25.74	24.50	25.39	19.83
	66.67	**30.19**	**83.54**	**88.97**	**63.91**	48.82	59.08	48.85	48.66	38.17	49.50
Natural gas ($/mcf)											
Sales price	**9.78**	**10.62**	**10.06**	**9.76**	**8.52**	7.19	8.25	6.22	6.47	7.72	8.50
Royalties	**0.01**	**0.01**	**0.01**	**–**	**0.01**	0.40	0.60	0.36	0.42	0.27	0.46
Transportation	**0.82**	**0.68**	**1.46**	**0.64**	**0.52**	0.37	0.37	0.38	0.35	0.37	0.33
Operating costs	**0.50**	**0.76**	**0.45**	**0.46**	**0.29**	1.16	0.74	1.14	1.31	1.38	0.71
	8.45	**9.17**	**8.14**	**8.66**	**7.70**	5.26	6.54	4.34	4.39	5.70	7.00
Scandinavia											
Oil and liquids ($/bbl)											
Sales price	**99.23**	**59.08**	**112.39**	**129.08**	**99.30**	78.16	90.31	80.60	77.11	64.64	73.79
Royalties	**0.21**	**–**	**–**	**0.53**	**0.31**	0.33	0.32	0.35	0.34	0.32	0.33
Transportation	**2.41**	**2.08**	**2.67**	**2.43**	**2.50**	2.53	2.86	2.11	2.51	2.59	1.80
Operating costs	**23.53**	**24.82**	**22.99**	**21.80**	**24.41**	25.45	26.73	26.45	24.77	23.86	22.42
	73.08	**32.18**	**86.73**	**104.32**	**72.08**	49.85	60.40	51.69	49.49	37.87	49.24
Natural gas ($/mcf)											
Sales price	**7.16**	**8.44**	**7.72**	**6.77**	**5.78**	4.78	5.11	4.93	4.59	4.44	4.92
Transportation	**0.93**	**0.28**	**1.70**	**0.88**	**0.90**	1.23	1.02	1.44	1.14	1.42	1.10
	6.23	**8.16**	**6.02**	**5.89**	**4.88**	3.55	4.09	3.49	3.45	3.02	3.82

product netbacks – gross[1] (continued)

| C$ Gross | 2008 | | | | | 2007 | | | | | 2006 |
| | Total Year | Three months ended | | | | Total Year | Three months ended | | | | Total Year |
		Dec 31	Sep 30	Jun 30	Mar 31		Dec 31	Sep 30	Jun 30	Mar 31	
Southeast Asia											
Oil and liquids ($/bbl)											
Sales price	97.63	36.64	117.52	136.86	99.66	82.03	93.17	78.68	81.42	77.10	74.62
Royalties	51.24	16.35	70.66	69.64	48.74	37.87	51.26	34.30	36.03	32.53	32.36
Transportation	0.38	0.71	0.30	0.05	0.45	0.40	0.41	0.41	0.43	0.37	0.27
Operating costs	11.89	13.47	13.02	12.47	8.75	7.60	8.64	8.21	7.90	5.93	6.63
	34.12	6.11	33.54	54.70	41.72	36.16	32.86	35.76	37.06	38.27	35.36
Natural gas ($/mcf)											
Sales price	9.94	6.53	12.37	11.67	9.07	7.33	7.47	7.90	7.58	6.29	6.95
Royalties	3.31	2.71	3.97	3.84	2.63	2.27	2.33	2.38	2.33	2.00	1.86
Transportation	0.35	0.05	0.50	0.64	0.22	0.39	0.34	0.43	0.40	0.39	0.38
Operating costs	0.43	0.45	0.44	0.42	0.43	0.42	0.41	0.42	0.46	0.40	0.36
	5.85	3.32	7.46	6.77	5.79	4.25	4.39	4.67	4.39	3.50	4.35
Other											
Oil ($/bbl)											
Sales price	102.51	53.50	115.24	141.12	102.48	80.37	91.98	81.03	78.45	69.41	71.65
Royalties	46.41	35.45	51.84	60.59	38.89	26.54	34.15	25.52	24.68	21.25	22.41
Transportation	1.12	1.30	1.10	1.09	1.00	1.01	0.91	0.92	1.00	1.21	0.94
Operating costs	5.87	5.90	5.75	5.60	6.20	5.03	3.06	8.27	4.69	4.66	4.99
	49.11	10.85	56.55	73.84	56.39	47.79	53.86	46.32	48.08	42.29	43.31
Total Company											
Oil and liquids ($/bbl)											
Sales price	96.43	53.36	113.17	124.66	95.49	75.00	85.82	75.91	73.32	65.46	69.82
Hedging	(0.34)	0.01	(0.21)	(0.72)	(0.48)	0.24	(0.74)	0.11	0.47	1.07	(0.21)
Royalties	15.78	7.31	19.06	21.04	15.64	11.82	14.24	11.51	10.98	10.63	10.97
Transportation	1.09	1.19	1.11	1.09	0.97	1.22	1.12	1.32	1.18	1.28	1.07
Operating costs	20.21	19.47	20.91	20.80	19.64	17.52	18.15	18.31	17.18	16.50	14.11
	59.01	25.40	71.88	81.01	58.76	44.68	51.57	44.88	44.45	38.12	43.46
Natural gas ($/mcf)											
Sales price	9.01	7.17	10.08	10.55	8.16	6.99	6.81	6.30	7.53	7.35	7.20
Hedging	–	–	–	–	–	0.18	0.17	0.28	0.09	0.18	0.17
Royalties	1.89	1.46	2.20	2.22	1.65	1.39	1.38	1.25	1.47	1.45	1.33
Transportation	0.27	0.18	0.34	0.33	0.22	0.26	0.24	0.28	0.25	0.26	0.25
Operating costs	1.07	1.07	1.03	1.17	1.01	1.00	0.98	1.00	0.99	1.03	0.87
	5.78	4.46	6.51	6.83	5.28	4.52	4.38	4.05	4.91	4.79	4.92

1. Netbacks do not include synthetic oil or pipeline operations.

net production – after royalties

Information on Net Production and Product Netbacks in US$ is provided for US readers.

	2008	2007	2006	2005	2004
Oil and liquids (bbls/d)					
North America	**32,486**	34,298	39,382	42,613	43,303
UK	**93,391**	100,964	101,682	105,582	114,906
Scandinavia	**32,789**	30,474	32,327	25,676	5,862
Southeast Asia	**16,988**	23,774	29,211	21,406	20,884
Other	**11,447**	13,832	14,816	17,994	8,338
Total oil and liquids	**187,101**	203,342	217,418	213,271	193,293
Natural gas (mmcf/d)					
North America	**712**	721	744	733	715
UK	**38**	83	119	103	102
Scandinavia	**19**	14	14	9	3
Southeast Asia	**223**	199	214	198	194
Total natural gas	**992**	1,017	1,091	1,043	1,014
Total conventional (mboe/d)	**352**	373	399	387	362
Synthetic oil (Canada)(mboe/d)	**–**	–	3.0	2.6	2.9
Total (mboe)	**352**	373	402	390	365

product netbacks – after royalties[1,2]

Net of Royalties – US$	**2008**	2007	2006
North America			
Oil and liquids ($/bbl)			
Sales price	**81.96**	55.75	50.06
Hedging gain	**0.01**	1.96	–
Transportation	**0.49**	0.51	0.64
Operating costs	**13.10**	11.80	9.57
	68.38	45.40	39.85
Natural gas ($/mcf)			
Sales price	**8.23**	6.40	6.27
Hedging gain	**–**	0.30	0.28
Transportation	**0.22**	0.21	0.20
Operating costs	**1.55**	1.35	1.15
	6.46	5.14	5.20
UK			
Oil and liquids (US$/bbl)			
Sales price	**94.17**	72.06	63.48
Hedging (loss)	**(0.82)**	(0.22)	(0.47)
Transportation	**1.11**	1.47	1.35
Operating costs	**27.81**	23.76	17.66
	64.43	46.61	44.00
Natural gas (US$/mcf)			
Sales price	**9.14**	6.70	7.47
Transportation	**0.77**	0.37	0.31
Operating costs	**0.46**	1.12	0.66
	7.91	5.21	6.50

product netbacks – after royalties[1,2] (continued)

Net of Royalties – US$	2008	2007	2006
Scandinavia			
Oil and liquids (US$/bbl)			
Sales price	95.13	73.60	64.94
Transportation	2.29	2.37	1.59
Operating costs	22.13	23.96	19.86
	70.71	47.27	43.49
Natural gas (US$/mcf)			
Sales price	6.70	4.50	4.34
Transportation	0.90	1.15	0.97
	5.80	3.35	3.37
Southeast Asia			
Oil and liquids (US$/bbl)			
Sales price	94.64	76.61	65.84
Transportation	0.73	0.70	0.42
Operating costs	23.40	13.25	10.33
	70.51	62.66	55.09
Natural gas (US$/mcf)			
Sales price	9.49	6.91	6.13
Transportation	0.52	0.53	0.46
Operating costs	0.61	0.57	0.44
	8.36	5.81	5.23
Other			
Oil (US$/bbl)			
Sales price	98.73	75.75	62.94
Transportation	1.92	1.40	1.20
Operating costs	10.11	7.01	6.37
	86.70	67.34	55.37
Total Company			
Oil and liquids (US$/bbl)			
Sales price	92.61	70.47	61.50
Hedging gain (loss)	(0.41)	0.22	(0.22)
Transportation	1.22	1.35	1.12
Operating costs	22.78	19.41	14.77
	68.20	49.93	45.39
Natural gas (US$/mcf)			
Sales price	8.57	6.52	6.33
Hedging gain	–	0.21	0.19
Transportation	0.32	0.30	0.27
Operating costs	1.27	1.16	0.94
	6.98	5.27	5.31

1. Pursuant to US reporting practice, netbacks are calculated using US$ and production after deduction of royalty volumes.

2. Unit operating costs include pipeline costs for the UK. Netbacks do not include synthetic oil.

historical gross proved reserves[1]

	2008	2007	2006	2005	2004
Oil and liquids (mmbbls)					
Opening balance	**749.3**	766.5	736.1	617.7	579.2
Discoveries, additions and extensions	**36.9**	29.3	80.0	77.7	74.0
Dispositions and acquisitions	**(19.2)**	(16.9)	10.6	97.1	29.7
Net revisions and transfers	**(140.8)**	58.2	34.0	33.8	17.3
Production	**(81.7)**	(87.8)	(94.2)	(90.2)	(82.5)
Closing balance	**544.5**	749.3	766.5	736.1	617.7
Natural gas (bcf)					
Opening balance	**5,464.2**	5,402.9	5,416.6	5,223.2	4,695.5
Discoveries, additions and extensions	**395.3**	475.7	564.1	514.1	1,251.8
Dispositions and acquisitions	**(47.2)**	40.5	(61.0)	117.2	(50.3)
Net revisions and transfers	**(17.6)**	0.2	(33.8)	38.0	(212.1)
Production	**(456.3)**	(455.1)	(483.0)	(475.9)	(461.7)
Closing balance	**5,338.4**	5,464.2	5,402.9	5,416.6	5,223.2
boe (mmboe)[2]					
Opening balance	**1,659.8**	1,667.0	1,638.8	1,488.3	1,361.9
Discoveries, additions and extensions	**102.8**	108.5	174.1	163.3	282.6
Dispositions and acquisitions	**(27.0)**	(10.1)	0.4	116.7	21.4
Net revisions and transfers	**(143.5)**	58.1	28.4	40.1	(18.2)
Production	**(157.8)**	(163.7)	(174.7)	(169.6)	(159.4)
Closing balance (gross)	**1,434.3**	1,659.8	1,667.0	1,638.8	1,488.3

1. See oil and gas advisory on page 36.

2. Six mcf of natural gas equals one boe.

continuity of gross proved reserves (constant price basis)[1]

	North America[2]	UK	Scandinavia	Southeast Asia	Other	Total
Oil and liquids (mmbbls)						
Total proved						
Proved reserves at December 31, 2005	173.4	356.0	44.8	109.7	52.2	736.1
Discoveries, additions and extensions	10.4	28.8	28.6	(0.9)	13.2	80.1
Purchase of reserves	–	26.2	–	–	–	26.2
Sale of reserves	(8.8)	(6.8)	–	–	–	(15.6)
Net revisions and transfers	9.8	14.1	0.3	8.3	1.4	33.9
2006 Production	(18.2)	(37.5)	(11.8)	(18.8)	(7.9)	(94.2)
Proved reserves at December 31, 2006	166.6	380.8	61.9	98.3	58.9	766.5
Discoveries, additions and extensions	7.2	6.4	11.2	2.7	1.8	29.3
Purchase of reserves	–	–	–	1.1	–	1.1
Sale of reserves	(13.4)	(4.6)	–	–	–	(18.0)
Net revisions and transfers	8.2	41.8	5.4	3.2	(0.4)	58.2
2007 Production	(15.8)	(37.2)	(11.2)	(16.1)	(7.5)	(87.8)
Proved reserves at December 31, 2007	152.8	387.2	67.3	89.2	52.8	749.3
Discoveries, additions and extensions	**13.7**	**15.0**	**8.3**	**0.6**	**(0.7)**	**36.9**
Purchase of reserves	**0.3**	**–**	**–**	**–**	**–**	**0.3**
Sale of reserves	**(0.3)**	**(17.5)**	**(1.7)**	**–**	**–**	**(19.5)**
Net revisions and transfers	**2.6**	**(133.7)**	**(5.3)**	**(5.0)**	**0.6**	**(140.8)**
2008 Production	**(14.8)**	**(34.3)**	**(12.0)**	**(13.0)**	**(7.6)**	**(81.7)**
Proved reserves at December 31, 2008	**154.3**	**216.7**	**56.6**	**71.8**	**45.1**	**544.5**
Proved developed						
December 31, 2005	161.0	277.4	34.9	67.7	34.7	575.7
December 31, 2006	156.4	255.7	25.7	70.2	43.3	551.3
December 31, 2007	146.2	344.5	25.6	59.5	48.2	624.0
December 31, 2008	**143.4**	**173.3**	**24.8**	**50.9**	**35.2**	**427.6**
Natural gas (bcf)						
Total proved						
Proved reserves at December 31, 2005	2,706.8	240.6	8.2	2,244.4	216.6	5,416.6
Discoveries, additions and extensions	457.8	34.6	65.9	(9.1)	14.9	564.1
Purchase of reserves	3.7	–	–	–	–	3.7
Sale of reserves	(44.2)	(20.5)	–	–	–	(64.7)
Net revisions and transfers	13.0	(32.7)	7.4	(20.0)	(1.5)	(33.8)
2006 Production	(332.0)	(39.2)	(5.2)	(106.5)	(0.1)	(483.0)
Proved reserves at December 31, 2006	2,805.1	182.8	76.3	2,108.8	229.9	5,402.9
Discoveries, additions and extensions	356.8	4.3	9.8	114.9	(10.1)	475.7
Purchase of reserves	4.6	–	–	247.2	–	251.8
Sale of reserves	(154.5)	(56.8)	–	–	–	(211.3)
Net revisions and transfers	(0.2)	(4.8)	(2.1)	2.9	4.4	0.2
2007 Production	(319.6)	(25.3)	(5.1)	(104.9)	(0.2)	(455.1)
Proved reserves at December 31, 2007	2,692.2	100.2	78.9	2,368.9	224.0	5,464.2
Discoveries, additions and extensions	**342.1**	**12.4**	**12.1**	**28.3**	**0.4**	**395.3**
Purchase of reserves	**18.1**	**–**	**–**	**–**	**–**	**18.1**
Sale of reserves	**(65.3)**	**–**	**–**	**–**	**–**	**(65.3)**
Net revisions and transfers	**(28.9)**	**(3.2)**	**17.8**	**(2.5)**	**(0.8)**	**(17.6)**
2008 Production	**(313.3)**	**(13.8)**	**(6.9)**	**(122.1)**	**(0.2)**	**(456.3)**
Proved reserves at December 31, 2008	**2,644.9**	**95.6**	**101.9**	**2,272.6**	**223.4**	**5,338.4**
Proved developed						
December 31, 2005	2,226.5	183.5	6.2	793.2	0.9	3,210.3
December 31, 2006	2,295.0	126.4	8.6	1,307.8	0.5	3,738.3
December 31, 2007	2,237.0	86.7	7.0	1,255.8	1.1	3,587.6
December 31, 2008	**2,184.7**	**65.5**	**99.0**	**1,547.9**	**1.2**	**3,898.3**

1. For definitions of reserves, see the note found on page 36 of this Annual Financial Report.

2. North American gross proved reserves exclude synthetic crude oil reserves: 2006 – 38.9 mmbbls; 2007 – 0 mmbbls (asset sold).

detailed property reviews

2008 landholdings

Year ended December 31, 2008

(thousand acres)	Developed		Undeveloped		Total	
Property	**Gross**	**Net**	**Gross**	**Net**	**Gross**	**Net**
North America						
Canada						
East	526.6	372.3	1,662.1	1,336.9	2,188.7	1,709.2
West	1,784.8	1,021.3	3,467.9	2,472.6	5,252.7	3,493.9
Frontier	3.2	–	5,777.8	3,204.9	5,781.0	3,204.9
US						
East	64.4	46.7	2,328.6	1,763.7	2,393.0	1,810.4
Frontier	0.5	0.4	1,537.8	1,007.9	1,538.3	1,008.3
Total North America	2,379.5	1,440.7	14,774.2	9,786.0	17,153.7	11,226.7
UK						
United Kingdom						
Northern Business Area	104.8	66.3	526.2	280.7	631.0	347.0
Central Business Area	155.7	119.4	529.1	256.6	684.8	376.0
Other United Kingdom	–	–	433.1	286.1	433.1	286.1
Netherlands	217.1	26.4	–	–	217.1	26.4
Total UK	477.6	212.1	1,488.4	823.4	1,966.0	1,035.5
Scandinavia						
Norway						
Southern North Sea	81.3	29.7	1,613.5	524.2	1,694.8	553.9
Mid North Sea	45.1	31.9	1,634.5	845.9	1,679.6	877.8
Other Norway	–	–	–	–	–	–
Denmark	–	–	38.3	9.2	38.3	9.2
Total Scandinavia	126.4	61.6	3,286.3	1,379.3	3,412.7	1,440.9
Southeast Asia						
Indonesia						
Corridor PSC	150.5	54.2	407.6	146.7	558.1	200.9
Other Indonesia	504.0	58.1	7,369.1	1,655.6	7,873.1	1,713.7
Malaysia	270.3	119.0	2,587.2	1,499.6	2,857.5	1,618.6
Vietnam	8.9	2.7	739.3	389.8	748.2	392.5
Australia	9.2	3.6	447.6	127.2	456.8	130.8
Papua New Guinea	–	–	858.2	325.1	858.2	325.1
Total Southeast Asia	942.9	237.6	12,409.0	4,144.0	13,351.9	4,381.6
Other						
Algeria	196.0	34.4	–	–	196.0	34.4
Tunisia	3.9	0.2	804.7	79.4	808.6	79.6
Trinidad and Tobago	23.5	5.9	14.7	3.7	38.2	9.6
Rest of World [1]	–	–	19,340.6	10,012.8	19,340.6	10,012.8
Total Other	223.4	40.5	20,160.0	10,095.9	20,383.4	10,136.4
Total Worldwide	4,149.8	1,992.5	52,117.9	26,228.6	56,267.7	28,221.1

1. Rest of World includes Colombia, Peru, Qatar and the Kurdistan region of northern Iraq.

2008 drilling

Year ended		Exploration				Development				Total			
December 31, 2008		Oil[1]	Gas[1]	Dry[2]	Total	Oil[1]	Gas[1]	Dry[2]	Total	Oil[1]	Gas[1]	Dry[2]	Total
North America													
Canada	Gross	22	72	1	**95**	116	164	–	**280**	138	236	1	**375**
	Net	19.6	52.5	0.6	**72.7**	71.1	112.2	–	**183.3**	90.7	164.7	0.6	**256.0**
US	Gross	–	46	2	**48**	–	4	–	**4**	–	50	2	**52**
	Net	–	20.0	1.9	**21.9**	–	1.9	–	**1.9**	–	21.9	1.9	**23.8**
UK													
United Kingdom[3]	Gross	2	1	2	**5**	12	–	–	**12**	14	1	2	**17**
	Net	1.1	0.6	0.9	**2.6**	4.7	–	–	**4.7**	5.8	0.6	0.9	**7.3**
Netherlands	Gross	–	–	–	**–**	–	2	–	**2**	–	2	–	**2**
	Net	–	–	–	**–**	–	0.2	–	**0.2**	–	0.2	–	**0.2**
Scandinavia													
Norway[3]	Gross	–	–	4	**4**	7	1	1	**9**	7	1	5	**13**
	Net	–	–	1.4	**1.4**	3.1	0.7	0.6	**4.4**	3.1	0.7	2.0	**5.8**
Denmark[4]	Gross	–	–	–	**–**	2	–	–	**2**	2	–	–	**2**
	Net	–	–	–	**–**	0.6	–	–	**0.6**	0.6	–	–	**0.6**
Southeast Asia													
Indonesia	Gross	–	1	2	**3**	28	15	–	**43**	28	16	2	**46**
	Net	–	0.1	0.6	**0.7**	3.6	0.4	–	**4.0**	3.6	0.5	0.6	**4.7**
Malaysia	Gross	–	–	1	**1**	4	15	1	**20**	4	15	2	**21**
	Net	–	–	0.8	**0.8**	1.6	6.2	0.4	**8.2**	1.6	6.2	1.2	**9.0**
Vietnam	Gross	1	1	1	**3**	6	–	–	**6**	7	1	1	**9**
	Net	1.0	1.0	1.0	**3.0**	1.8	–	–	**1.8**	2.8	1.0	1.0	**4.8**
Australia	Gross	2	–	–	**2**	–	1	1	**2**	2	1	1	**4**
	Net	0.5	–	–	**0.5**	–	0.3	0.3	**0.6**	0.5	0.3	0.3	**1.1**
Other													
North Africa[5]	Gross	3	–	–	**3**	6	–	–	**6**	9	–	–	**9**
	Net	0.3	–	–	**0.3**	0.2	–	–	**0.2**	0.5	–	–	**0.5**
Trinidad and Tobago	Gross	–	–	–	**–**	–	–	–	**–**	–	–	–	**–**
	Net	–	–	–	**–**	–	–	–	**–**	–	–	–	**–**
Rest of World[6]	Gross	–	–	1	**1**	–	–	–	**–**	–	–	1	**1**
	Net	–	–	1.0	**1.0**	–	–	–	**–**	–	–	1.0	**1.0**
Total	Gross	**30**	**121**	**14**	**165**	**181**	**202**	**3**	**386**	**211**	**323**	**17**	**551**
	Net	**22.5**	**74.2**	**8.2**	**104.9**	**86.7**	**121.9**	**1.3**	**209.9**	**109.2**	**196.1**	**9.5**	**314.8**

1. A productive oil or gas well is an exploratory or development well that is not a dry well.

2. A dry well (hole) is an exploratory or development well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as oil or gas well.

3. Does not include two unsuccessful wells in the UK and one successful well in Norway, which were farmed out and drilled with no working interest.

4. In June 2008, Talisman disposed of substantially all of its Denmark assets.

5. North Africa includes Algeria and Tunisia.

6. Rest of World includes Colombia, Peru, Qatar and the Kurdistan region of northern Iraq.

five year drilling results

	2008	2007	2006	2005	2004		**2008**	2007	2006	2005	2004
North America						**International**					
Total oil wells	**138**	128	194	171	137	Total oil wells	**73**	73	65	51	57
Total gas wells	**286**	288	496	495	444	Total gas wells	**37**	11	18	5	3
Drilling success (%)	**100**	98	98	97	94	Drilling success (%)	**89**	79	84	81	77

investor information

common shares

Transfer agent	Computershare Investor Services Inc. Calgary, Toronto, Montreal, Vancouver
US Co-transfer agent	Computershare Trust Company N.A.
Authorized	Unlimited number of common shares
Issued [1]	1,018,770,249 common shares at December 31, 2008

stock exchange listings

Common shares

Symbol	TLM
Canada	Toronto Stock Exchange
United States	New York Stock Exchange

public debt

Trustee	Computershare Trust Company of Canada 7.25% (US$) unsecured debentures 8.06% unsecured medium term notes 4.44% unsecured medium term notes
Trustee	JP Morgan Chase, London Branch 6.625% (UK£) unsecured notes
Trustee	Bank of Nova Scotia Trust Company of New York 5.125% (US$) unsecured notes 5.75% (US$) unsecured notes 5.85% (US$) unsecured notes 6.25% (US$) unsecured notes

Talisman is currently rated as
DBRS – BBB (high)
Moody's – Baa2 (negative outlook)
S&P – BBB

1. Includes shares held in trust relating to the Company's Performance Share Unit plan.

private debt

6.89% (US$) unsecured notes, Series B

dividends

In 2008, the Company paid dividends on Talisman's common shares totaling $0.20 per share. The dividends were paid on June 30 and December 31, 2008. Talisman's dividend policy is subject to review semi-annually by the Board of Directors.

Over the last three-year period, Talisman paid semi-annual dividends on its common shares, totaling $0.15/share in 2006, $0.175/share in 2007 and $0.20/share in 2008.

annual and special meeting

The annual and special meeting of shareholders of Talisman Energy Inc. will be held at 10:30 am on Wednesday, April 29, 2009 in the Exhibition Hall, North Building of the TELUS Convention Centre, 136 - 8th Avenue SE, Calgary, Alberta. Shareholders are encouraged to attend the meeting, but those who are unable to do so are requested to participate by voting, using one of the three available methods: (i) by telephone, (ii) by Internet, or (iii) by signing and returning the Form of Proxy or Voting Instruction Form mailed with the Management Proxy Circular.

directors and executives (as of March 1, 2009)



board of directors

Douglas D. Baldwin [2, 3, 4, 6]
Alberta, Canada
Chairman, Talisman Energy Inc.

William R. P. Dalton [1, 3]
Arizona, United States

Kevin S. Dunne [5, 6]
Tortola, British Virgin Islands

John A. Manzoni [2, 5]
Alberta, Canada

Lawrence G. Tapp [4]
British Columbia, Canada

Stella M. Thompson [2, 4, 5]
Alberta, Canada

John D. Watson [1, 3]
Alberta, Canada

Robert G. Welty [1, 3]
Alberta, Canada

Charles R. Williamson [2, 3, 4]
California, United States

Charles W. Wilson [1, 5, 6]
Colorado, United States

1.   Member of the Audit Committee
2.   Member of the Executive Committee
3.   Member of the Governance and Nominating Committee
4.   Member of the Management Succession and Compensation Committee
5.   Member of the Health, Safety, Environment and Corporate Responsibility Committee
6.   Member of the Reserves Committee



executives

John A. Manzoni
President and Chief Executive Officer

A. Paul Blakeley
Executive Vice-President, International Operations (East)

Ronald J. Eckhardt
Executive Vice-President, North American Operations

T. Nigel D. Hares [1]
Executive Vice-President, International Operations (West)

Robert M. Redgate
Executive Vice-President, Corporate Services

Robert R. Rooney
Executive Vice-President, Legal and General Counsel

John 't Hart [1]
Executive Vice-President, Exploration

L. Scott Thomson
Executive Vice-President, Finance and Chief Financial Officer

Effective March 2, 2009, Paul Smith was appointed Executive Vice-President, International Operations (West) and Richard Herbert was appointed Executive Vice-President, Exploration.

1.   Nigel Hares and John 't Hart will be retiring in 2009.



corporate information

executive office

Talisman Energy Inc.
2000, 888 - 3rd Street SW
Calgary, Alberta, Canada T2P 5C5
Telephone: (403) 237-1234
Facsimile: (403) 237-1902

www.talisman-energy.com
E-mail: tlm@talisman-energy.com

select field offices

Talisman Energy (UK) Limited
Talisman House
163 Holburn Street
Aberdeen, Scotland
United Kingdom AB10 6BZ
Telephone: 44 (1224) 352-500
Facsimile: 44 (1224) 354-300

Talisman Energy Norge AS
Verven 4, Postboks 649, Sentrum
4003 Stavanger
Norway
Telephone: 47 (5) 200-2000
Facsimile: 47 (5) 200-1500

Talisman Coöperatief U.A.
Atrium Bldg
Strawinskylaan 159
1077ZX Amsterdam, The Netherlands
Telephone: 31 (20) 540-8840
Facsimile: 31 (20) 540-8854

Talisman Malaysia Limited
Level 33, Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur, Malaysia
Telephone: (603) 2055-2888
Facsimile: (603) 2162-6972

Talisman (Asia) Ltd.
Indonesian Stock Exchange Building
Tower 1, 11th Floor
Sudirman Central Business District
Jl.Jend Sudirman Kavling 52-53
Jakarta 12190, Indonesia
Telephone: 62 (21) 515-1601
Facsimile: 62 (21) 515-1602

Talisman Vietnam Limited
Level 18, Saigon Tower Building
29 Le Duan Street, District 1
Ho Chi Minh City, Vietnam
Telephone: (848) 3823-8232
Facsimile:: (848) 3823-8237

Talisman Oil & Gas (Australia) Pty Limited
Level 18, Central Park
152-158 St. George's Terrace
Perth, WA 6000
Telephone: 61 (8) 9288-4504
Facsimile: 61 (8) 9288-4447

Fortuna Energy Inc.
337 Daniel Zenker Drive
Horseheads, New York USA 14845
Telephone: (607) 562-4000
Facsimile: (607) 562-4001

FEX GP Inc.
3601 C Street, Suite 370
Anchorage, Alaska USA 99503-5930
Telephone: (907) 644-4429
Facsimile: (907) 644-4892

Talisman Peru B.V. Sucursal del Peru
Av. Víctor A. Belaunde 147
Vía Principal 155
Edificio Real Tres Of. 601 Centro
Empresarial Real, San Isidro
Lima
Peru
Telephone: (511) 616-4000
Facsimile: (511) 616-4001

Talisman (Colombia) Oil & Gas Ltd.
Cra 7 No. 76-35 Ofic 503
Bogota, D.C.
Colombia
Telephone: 57 (1) 640-5552
Facsimile: 57 (1) 640-5098

Talisman Energy (Qatar) Inc.
Box 22630, Suite 2-1, Al Jaber Tower
Museum Street, Doha, Qatar
Telephone: (974) 435-1815
Facsimile: (974) 435-0980

Talisman (Trinidad) Ltd.
48-50 Sackville Street
Port of Spain, West Indies
Trinidad and Tobago
Telephone: (868) 623-1618
Facsimile: (868) 623-0605

Talisman (Block K 39) B.V.
English Village Compound
House Number 371
Gulan Street
Erbil
Kurdistan Region of Iraq

investor relations contacts

L. Scott Thomson
Executive Vice-President, Finance and Chief Financial Officer
(403) 231-2786

David W. Mann
Vice-President, Corporate and
Investor Communications
(403) 237-1196

Christopher LeGallais
Vice-President, Investor Relations
(403) 237-1957

market information

Common Shares		2008 TSX (C\$)	NYSE (US\$)	2007 TSX (C\$)	NYSE (US\$)	2006 TSX (C\$)	NYSE (US\$)
Share price (\$)	High	24.92	25.71	22.67	22.08	24.84	21.62
	Low	8.28	6.42	16.90	15.04	16.12	14.21
	Close	12.18	9.99	18.39	18.52	19.80	16.99
Shares traded (millions)	First quarter	292.1	330.2	348.6	217.8	304.9	247.4
	Second quarter	349.4	370.3	260.9	168.0	291.4	211.9
	Third quarter	327.0	421.2	273.0	204.3	300.7	146.9
	Fourth quarter	395.5	433.1	194.5	181.7	290.6	174.1
	Year	1,364.0	1,554.8	1,077.0	771.8	1,187.6	780.3
Year-end shares outstanding (millions)[1]		1,019		1,019		1,064	
Weighted average shares outstanding (millions)		1,017		1,032		1,092	
Year-end stock options outstanding (millions)		64.9		63.6		63.9	

1. Includes shares held in trust relating to the Company's Performance Share Unit plan.

advisories

Non-GAAP Financial Measures

Included in this Annual Financial Report are references to financial measures commonly used in the oil and gas industry such as cash flow. This term is not defined by GAAP in either Canada or the US. Consequently, it is referred to as a non-GAAP measure. Cash flow, as commonly used in the oil and gas industry, represents net income before exploration costs, DD&A, future taxes and other non-cash expenses. Cash flow is used by the Company to assess operating results between years and against peer companies that use different accounting policies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with Canadian GAAP as an indicator of the Company's performance or liquidity. A reconciliation of cash provided by operating activities to cash flow follows.

Years ended December 31 ($ millions except per share amount)	2008	2007	2006
Cash provided by operating activities	6,154	4,070	4,374
Changes in non-cash working capital	9	257	374
Cash flow	6,163	4,327	4,748
Per share	6.06	4.19	4.35

Reserves Data and Other Oil and Gas Information

Please see the advisory in the MD&A on page 36 of this Annual Financial Report.

abbreviations and definitions

AcSB	Canadian Accounting Standards Board
AIF	Annual Information Form
bbl	barrel
bbls	barrels
bbls/d	barrels per day
bcf	billion cubic feet
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
C$	Canadian dollars
CICA	Canadian Institute of Chartered Accountants
CO_2	Carbon dioxide
DBRS	DBRS Limited
FASB	Financial Accounting Standards Board
FPSO	Floating Production, Storage and Offloading Vessel
FSO	Floating Storage and Offloading Vessel
GAAP	Generally accepted accounting principles
HSE	Health, Safety and Environment
ICE	Intercontinental Exchange
LIBOR	London Interbank Offered Rate
mbbls/d	thousand barrels per day
mboe	thousand barrels of oil equivalent
mboe/d	thousand barrels oil equivalent per day
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mmbbls	million barrels
mmboe	million barrels of oil equivalent
mmbtu	million British thermal units
mmcf/d	million cubic feet per day
Moody's	Moody's Investors Service
NGL	Natural Gas Liquids
NI	National Instrument
NOK	Norwegian kroner
NYMEX	New York Mercantile Exchange
NYSE	New York Stock Exchange
OI	Operational Integrity
OPEC	Organization of Petroleum Exporting Countries
PCAOB	US Public Company Accounting Oversight Board
PRT	Petroleum Revenue Tax
PSC	Production Sharing Contract
S&P	Standard & Poor's Corp.
SEC	US Securities and Exchange Commission
tcf	trillion cubic feet
TSX	Toronto Stock Exchange
UK	United Kingdom
UK£	Pound sterling
US	United States of America
US$	United States dollar
WTI	West Texas Intermediate

Gross acres means the total number of acres in which Talisman has a working interest. Net acres means the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.

Gross production means Talisman's interest in production volumes (through working interests and royalty interests) before the deduction of royalties. Net production means Talisman's interest in production volumes after deduction of royalties payable by Talisman.

Gross wells means the total number of wells in which the Company has a working interest. Net wells means the sum of the fractional working interest owned in gross wells expressed as whole numbers and fractions thereof.

conversion and equivalency factors

Imperial		Metric
1 ton	=	0.907 tonnes
1 acre	=	0.40 hectares
1 barrel	=	0.159 cubic metres
1 cubic foot	=	0.0282 cubic metres